
DANA

Dana Holding Corporation 2012 Annual Report


13000506


Coach
Acceleration
Braking
Cruising
F
E
405.1 mi


60
40
80
MPH
20
100
0
120


Fuel History
38.1
Avg MPG
5 min
34° S
1:59

Driving Performance and Efficiency

Dana At A Glance



End Markets
Light Vehicles
Heavy Vehicles
Off-Highway Equipment
Business Segments
Light Vehicle Driveline Technologies
Commercial Vehicle Driveline Technologies
Off-Highway Vehicle Driveline Technologies
Power Technologies
Innovative Technologies
Driveline
Sealing
Thermal Management
Respected Brands
DANA SPICER
Drivetrain Products
DANA VICTOR REINZ
Sealing Products
DANA LONG
Thermal Products

Financial Summary



DANA

For the year ended December 31, 2012

$ in millions except earnings per share	2012	2011
Annual Operating Results		
Sales	$ 7,224	$ 7,544
Net Income attributable to Dana*†	$ 300	$ 219
Adjusted EBITDA**	$ 781	$ 765
Margin	10.8%	10.1%
Income from Continuing Operations before Interest Expense and Income Taxes†	$ 448	$ 385
Diluted Adjusted Earnings Per Share	$ 1.75	$ 1.66
Capital Spend	$ 164	$ 196
Free Cash Flow**††	$ 325	$ 174
Employees at year end	23,300	24,500
Major facilities at year end	94	95



Sales
($ in millions)
5,921
7,544
7,224
2010 2011 2012
Net Income*†
($ in millions)
11
219
300
2010 2011 2012
Adjusted EBITDA**
($ in millions)
553
765
781
2010 2011 2012
Free Cash Flow**††
($ in millions)
242
174
325
2010 2011 2012

* Includes tax benefits of $54 in 2012 and $8 in 2011 for release of income tax valuation allowances outside of the U.S.

** See Dana's 2012 Form 10-K, included herein, for explanation and reconciliation of non-GAAP financial measures – Page 26 for adjusted EBITDA and Page 19 for free cash flow.

† 2011 includes a $53 charge for the extinguishment of debt in the first quarter of 2011 and a $60 gain from the sale of our Getrag entity affiliate interests in the third quarter of 2011.

†† Excluding voluntary U.S. pension contribution of $150 in the first quarter of 2012.

Dear Fellow Shareholder:

Roger Wood | *President and Chief Executive Officer*



Performance and efficiency are measures examined by investors to identify world-class companies. But these metrics are also demanded by vehicle manufacturers as they are driven to achieve improvements in fuel economy, emissions, operating costs, sustainability, and durability. In 2012 Dana Holding Corporation demonstrated strong performance and efficiency for shareholders and customers alike.

We achieved record net income of $300 million in 2012, an increase of nearly 37 percent over 2011. This comes on sales for the year of $7.2 billion, which declined about 4 percent from a year ago – due primarily to the impact of currency. In fact, when adjusted for currency, sales increased in most of our segments, but this growth was offset by a decline in commercial-vehicle sales due primarily to weak end-user demand.

Adjusted EBITDA was $781 million in 2012, $16 million higher than 2011 on lower sales. Adjusted EBITDA as a percent of sales increased 70 basis points over 2011 to 10.8 percent. Excluding a $150 million voluntary contribution to the company's U.S. pension plans, Dana generated record free cash flow of $325 million for the full year, an increase of $151 million compared with 2011. Capital spending in 2012 was $164 million, demonstrating a continued focus on investment discipline and utilization across each of Dana's business segments.

We are also very pleased to have initiated and paid a dividend to shareholders of common stock for each quarter of 2012. Further, we launched a share repurchase program for up to $250 million of outstanding shares of common stock in late October. By year end, the company had repurchased more than one million shares. These actions reflect the strength of our balance sheet, our confidence in Dana's future, and our commitment to creating value for our shareholders – while at the same time continuing to invest in our future through technology and growth initiatives.



Dana's new multi-layer steel valve-body separator plates improve transmission sealing, efficiency, and durability.

INNOVATION DRIVES GROWTH

Product innovation is the foundation for Dana's growth strategy, and we have made significant strides in achieving our vision "to be the global technology leader in efficient power conveyance and energy management solutions that enable our customers to attain their sustainability objectives."

The year saw many technology introductions, all of them focused on market drivers that provide value to our customers and maximize return on investment to our shareholders. Among these innovations were:



The new Spicer® 318 hydrostatic continuously variable transmission improves fuel economy in off-highway equipment.

- Multi-layer steel separator plates that improve transmission sealing, efficiency, and durability;
- Spicer® 318 hydrostatic continuously variable transmission that greatly improves fuel economy in off-highway equipment;


DANA

- Next-generation Spicer® axles with AdvanTEK™ gearing and other features that reduce weight while improving performance and efficiency;
- Spicer® Pro-40™ tandem axles with a SelecTTrac™ housing option, which reduces weight and improves fuel efficiency;
- A Spicer® PowerBoost™ hydraulic-hybrid powertrain concept that captures kinetic energy otherwise wasted throughout the drivetrain and work circuits, and then uses this recuperated energy to help power the vehicle;
- Advanced tire-pressure management systems for line-haul tractors and agricultural equipment that improve fuel efficiency and reduce maintenance costs;
- Spicer® Rui Ma™ drivetrain solutions that offer an optimized blend of features, performance, dependability, and cost demanded by most purchasers of Chinese-made construction, mining, and material-handling equipment; and
- Lighter, more durable Spicer® 91S drive axles developed specifically for the unique demands of commercial vehicles in India.

We also leveraged strategic alliances in the execution of our technology strategy. In September, we announced the formation of strategic relationships with Fallbrook Technologies Inc. and Allison Transmission Holdings Inc. to develop, manufacture, and commercialize high-efficiency transmissions and drivetrain products for passenger vehicles, commercial vehicles, and off-highway equipment. These next-generation technologies will be designed to increase fuel efficiency, reduce emissions, and improve overall vehicle performance.

Our 50-50 joint venture with Bosch Rexroth has expanded the range of its new hydromechanical variable transmissions. This latest powersplit transmission provides optimal handling and the highest possible throughput with fuel savings in the drivetrain of up to 25 percent when compared with the same vehicle outfitted with a conventional torque converter transmission.



New Spicer® Rui Ma™ drivetrain solutions, designed and manufactured in China for China, offer an optimized blend of features, performance, dependability, and cost.



Dana is utilizing strategic relationships to develop next generation transmissions and drivetrain products designed to increase fuel efficiency, reduce emissions, and improve overall vehicle performance.

BUSINESS DIVERSIFICATION

Sales by Market


Off-Highway – 20%
Heavy Vehicle* – 35%
Light Vehicle – 45%

Sales by Region


South America – 12%
Asia-Pacific* – 20%
Europe – 25%
North America – 43%

Sales by Customer


Ford – 17%
All Other Customers – 44%
Chrysler** – 9%
PACCAR – 8%
Nissan – 4%
Daimler – 3%
Volkswagen – 3%
Volvo – 3%
Tata – 3%
Fiat – 3%
Deere – 3%

* Includes 100 percent of DDAC 2012 sales of $683 million.

** Sales to Chrysler include sales to Hyundai Mobis.



Dana's award-winning active warm-up technology increases efficiency, improves fuel economy, and reduces emissions.



The Spicer® Diamond Series™ driveshaft reduces complexity and vehicle weight by up to 100 lbs.

Dana continues to be recognized for its technology leadership, as well. The introduction of our active warm-up technology earned the 2012 *Automotive News* PACE Innovative Partnership Award – an honor we shared with our largest customer, Ford Motor Co. This technology diverts wasted heat from the vehicle's cooling and exhaust system to the transmission oils, reducing the time needed to achieve optimal temperatures. The results are increased efficiency, improved fuel economy by up to 4 percent, and reduced emissions.

Our Spicer® Diamond Series™ driveshaft – which reduces complexity and vehicle weight by up to 100 lbs. – is a finalist for the PACE Awards this year. These honors affirm that we are creating market-driven technologies and truly partnering with our customers to deliver breakthrough innovations to the marketplace.

PROFITABILITY ACTIONS

At the same time, we took action to improve the overall profitability of the enterprise. This included exiting the driveline business for leisure and utility vehicles such as golf carts and riding lawn mowers. We completed the exit of the structural products business that remained following a 2010 divestiture. We fundamentally improved the productivity, cost efficiency, and pricing of our commercial-vehicle business in North America. And we exited the manufacture of certain legacy programs that did not generate acceptable profitability for you, our shareholders. Each of these actions helped to expand margins and generate free cash flow, despite the volatile market environment in which we find ourselves in almost every region of the world.

QUALITY EXECUTION

Critical to our success is our ability to deliver high-quality products to our original-equipment and aftermarket customers. For the third consecutive year, we finished 2012 with record quality, exceeding our corporate targets. Warranty also continues to improve, with spending in this area declining each year for four consecutive years.

Dana continues to be recognized for these achievements. Accolades we have earned include General Motors Supplier Quality Excellence Awards, presented to four of our Power Technologies facilities; a certificate for high customer satisfaction from the Steinbeis Foundation, presented to our sealing aftermarket in Germany for on-time delivery and top quality; and recognition from John Deere for zero defective parts produced at our facility in Wuxi, China.

All of this speaks to terrific execution by our people around the world, but at the heart of it all is the Dana Operating System. DOS, as we call it, has driven continuous improvements in all aspects of the business, including productivity, inventory reduction, machine changeover time, and, most importantly, safety. DOS is not just a tool for our manufacturing and assembly operations alone. In fact, we are deploying it to our offices, as well, in an effort to drive a lean mentality throughout the entire company.



GLOBAL STRENGTH

Beyond financial performance and technology leadership, another distinct advantage for Dana is our global strength. With 94 major facilities in 26 countries, we are well positioned to leverage our engineering and manufacturing expertise around the world – wherever and whenever our customers need us. Dana is not new to the world's growing manufacturing centers, either. We have had a presence in China since 1991 and have operated in India since the 1960s. During the year, we celebrated 65 years in Brazil, 40 in Colombia, and 20 in Thailand, as well.

In 2012 we added aftermarket distribution centers in Gyor, Hungary; Toluca, Mexico; and Wuxi, China – expanding our network to 13 facilities around the world. We also established a presence in Moscow that has already booked orders from both car and truck manufacturers.

Of our 15 technology centers, 12 are outside the United States. In addition, we will open new state-of-the-art research and development facilities in China and India in 2013. Because we serve nearly every major vehicle and engine manufacturer in the world, we want to develop and engineer products right where our customers need us to be, in every time zone and on almost every continent.

With more than half of our sales coming from outside North America, this proximity to our customers is critical to our continued success. We know it is important to understand our customers' needs in every country in which we operate, and to be able to respond quickly to specific market trends.



Dana's new aftermarket distribution center in Gyor, Hungary, is part of a network of 13 such facilities around the world.

LOOKING FORWARD

While we are pleased and encouraged by the achievements of the past year, 2012 was not without its challenges. We expect market and currency headwinds to remain a challenge in 2013, but we will continue our focus on cost and investment discipline, remaining flexible as the year unfolds.

We will execute the company's lean operating model with a targeted focus on margin expansion and cash flow generation through cost efficiencies and productivity improvements. And we remain confident that we are well positioned to take advantage of further margin expansion opportunities in the event of a stronger production environment.

Finally, we will continue to invest in market-driven technologies that address the demands of our customers – improvements in fuel efficiency, emission reduction, oil consumption, sustainability, cost of ownership, complexity reduction, and durability.

It has been two years since I joined this company, and what attracted me to Dana then remains in place today – global strength, talented people, and amazing potential.

On behalf of the board of directors and our people throughout the world, I extend our gratitude for your confidence in and support of Dana. We look forward to strong performance and efficiency in 2013 and beyond.

Sincerely,

Roger J. Wood

Roger J. Wood
President and Chief Executive Officer

Dana Leadership



Board of Directors

Mark T. Gallogly
Mr. Gallogly, 56, is Co-founder and Managing Principal of Centerbridge Partners, L.P. He is currently a member of the President's Council on Jobs and Competitiveness; the advisory council of the Hamilton Project, an economic policy group at the Brookings Institution; and Columbia Business School board of overseers.

Virginia A. Kamsky
Ms. Kamsky, 59, has been Chairman and Chief Executive Officer of Kamsky Associates, Inc., since 1980. She also served as Executive Vice President of Foamex International, Inc., and at then-Chase Manhattan Bank. Additionally, she serves on the board of Tate & Lyle, PLC and as a White House appointee on the Secretary of the Navy Advisory Panel.

Terrence J. Keating
Mr. Keating, 63, was Chairman of Accuride Corporation from 2007 to 2009. He served as Chief Executive Officer of Accuride from 2002 to 2006, and President from 2002 to 2005. He is currently a board member of A. M. Castle & Co.

Brandt F. McKee
Mr. McKee, 43, has served as Managing Director of Centerbridge Partners, L.P., since 2008, and was a member of TPG Capital from 2005 to 2008.

Joseph C. Muscari
Mr. Muscari, 66, has served as Non-Executive Chairman of Dana Holding Corporation since 2012. He has been Chairman and Chief Executive Officer of Minerals Technologies Inc. (MTI) since 2007, and a Director of MTI since 2005. For 37 years, he was with Alcoa Inc., most recently as Executive Vice President and Chief Financial Officer. He is also a board member of EnerSys.

Mark A. Schulz
Mr. Schulz, 60, is Chief Executive Officer of M.A. Schulz & Associates, LLC, and a founding partner of Fontinalis Partners. He retired from the Ford Motor Company in 2007. Mr. Schulz is a member of several boards, including the National Committee of United States-China Relations, United States-China Business Council, National Bureau of Asian Research, and PACCAR Inc.

Steven B. Schwarzwaelder
Mr. Schwarzwaelder, 56, is retired and a former Director of McKinsey & Company. During his tenure at McKinsey, he served as Managing Director of the Cleveland, Pittsburgh, and Detroit offices; led its North American Operations Effectiveness Practice; provided oversight leadership to the firm's global functional practices; and served on its Shareholders Council and Knowledge Committee.

Richard F. Wallman
Mr. Wallman, 61, is retired. From 1995 to 2003, he served as Senior Vice President and Chief Financial Officer of Honeywell International, Inc., and AlliedSignal, Inc. (prior to its merger with Honeywell). He is a member of the boards of Charles River Laboratories International, Inc.; Convergys Corporation; Roper Industries Inc.; and Tornier NV.

Keith E. Wandell
Mr. Wandell, 63, became Chairman of Harley-Davidson, Inc. in 2012 and has served as the company's President and Chief Executive Officer since 2009. He previously was President and Chief Operating Officer of Johnson Controls, Inc., from 2006 to 2009, and Executive Vice President and President of the Automotive & Battery division from 2003 to 2006. Mr. Wandell is a board member of Constellation Brands, Inc.

Roger J. Wood
Mr. Wood, 50, is President and Chief Executive Officer of Dana Holding Corporation. Before joining Dana in 2011, he served as Executive Vice President and Group President, Engine, at BorgWarner, Inc. He was also President of BorgWarner Turbo Systems Inc. and BorgWarner Emissions Systems Inc. from 2005 to 2009. Mr. Wood is a board member of Brunswick Corporation.

Executive Committee

Aziz S. Aghili
President, Off-Highway Driveline Technologies

Jeffrey S. Bowen
Chief Administrative Officer

Harro Burmann
President, South America

George T. Constand
Chief Technical and Quality Officer

Pat D'Eramo
President, Commercial Vehicle Driveline Technologies

Jacqueline A. Dedo
Chief Strategy Officer

Marc S. Levin
Senior Vice President, General Counsel, and Secretary

Dwayne Matthews
President, Power Technologies

Robert Pyle
President, Asia Pacific

William G. Quigley III
Executive Vice President and Chief Financial Officer

Mark E. Wallace
Executive Vice President and President, Light Vehicle Driveline Technologies

Roger J. Wood
President and Chief Executive Officer

Form 10-K

DAN
LISTED
NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended: December 31, 2012

Commission File Number: 1-1063

Dana Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware	**26-1531856**
(State of incorporation)	(IRS Employer Identification Number)
3939 Technology Drive, Maumee, OH	**43537**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 887-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporate by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the average high and low trading prices of the common stock as of the closing of trading on June 29, 2012, was approximately $1,876,000,000.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS:

There were 147,840,706 shares of the registrant's common stock outstanding at February 8, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on April 23, 2013 are incorporated by reference into Part III.

DANA HOLDING CORPORATION — FORM 10-K
YEAR ENDED DECEMBER 31, 2012

Table of Contents

Forward-Looking Information

Statements in this report (or otherwise made by us or on our behalf) that are not entirely historical constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects," "outlook" and similar expressions. These statements represent the present expectations of Dana Holding Corporation and its consolidated subsidiaries (Dana) based on our current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our plans, actions and actual results could differ materially from our present expectations due to a number of factors, including those discussed below and elsewhere in this report and in our other filings with the Securities and Exchange Commission (SEC). All forward-looking statements speak only as of the date made and we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances that may arise after the date of this report.

PART I

(Dollars in millions, except per share amounts)

Item 1. Business

General

Dana is headquartered in Maumee, Ohio and was incorporated in Delaware in 2007. We are a global provider of high technology driveline, sealing and thermal-management products for virtually every major vehicle manufacturer in the on-highway and off-highway markets. At December 31, 2012, we employed approximately 23,300 people, operated in 26 countries and had 94 major manufacturing/distribution, technical centers and office facilities around the world.

As a result of Dana Corporation's emergence from Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) on January 31, 2008 (the Effective Date), Dana became the successor registrant to Dana Corporation (Prior Dana) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Prior Dana and forty of its wholly-owned subsidiaries (collectively, the Debtors) operated their businesses as debtors in possession under Chapter 11 from March 3, 2006 until emergence from Chapter 11 on the Effective Date pursuant to the Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession (as modified, the Plan). Pursuant to the Plan, the pre-petition ownership interests in Prior Dana were cancelled and all of the pre-petition claims against the Debtors were addressed in connection with our emergence from Chapter 11. The last of the pre-petition claims was resolved by the Bankruptcy Court in 2011. See Note 15 to our consolidated financial statements in Item 8 for further details. Our liability associated with these disputed claims was discharged upon our emergence from Chapter 11. Therefore, the final resolution of these disputed claims did not have an impact on our results of operations or financial condition.

The terms "Dana," "we," "our" and "us," when used in this report are references to Dana. These references include the subsidiaries of Dana unless otherwise indicated or the context requires otherwise.

Overview of our Business

Markets

We serve three primary markets:

- *Light vehicle market* — In the light vehicle market, we design, manufacture and sell light axles, driveshafts, engine sealing products, thermal products and related service parts for light trucks, sport utility vehicles (SUVs), crossover utility vehicles (CUVs), vans and passenger cars.
- *Medium/heavy vehicle market* — In the medium/heavy vehicle market, we design, manufacture and sell axles, driveshafts, chassis, ride controls and related modules and systems, tire management systems, engine sealing products, thermal products and related service parts for medium- and heavy-duty trucks, buses and other commercial vehicles.
- *Off-Highway market* — In the off-highway market, we design, manufacture and sell axles, driveshafts, suspension components, transmissions, electronic controls, related modules and systems, engine sealing products, thermal products and related service parts for construction and earth moving machinery, agricultural, mining, forestry, rail and material handling equipment and a variety of nonvehicular, industrial applications.

Segments

We have aligned our organization around four business units: Light Vehicle Driveline Technologies (Light Vehicle Driveline), Commercial Vehicle Driveline Technologies (Commercial Vehicle), Off-Highway Driveline Technologies (Off-Highway) and Power Technologies. These businesses have global responsibility and accountability for business unit strategy, financial performance and customer satisfaction.

- Light Vehicle Driveline (LVD) — LVD sales in 2012 were $2,743 and its largest customers included Ford Motor Company (Ford), Hyundai Mobis (driveline products that support Chrysler Group vehicles), Chrysler Group (Chrysler), Nissan Motor Company (Nissan), Tata Motors and Toyota Motor Company. At December 31, 2012, this segment employed approximately 9,500 people and had 33 major facilities in 16 countries.
- Commercial Vehicle — Sales of the Commercial Vehicle segment were $1,960 in 2012. This segment's largest customers were PACCAR Inc (PACCAR), Volvo Group (Volvo), Volkswagen AG (Volkswagen), Daimler AG (Daimler) and Ford. Included in the Commercial Vehicle segment is our China-based 50% equity investment in Dongfeng Dana Axle Co., Ltd. (DDAC), a joint venture with Dongfeng Motors Co., Ltd. (Dongfeng). This joint venture sells primarily to an affiliate of Dongfeng who would represent our second largest Commercial Vehicle customer if this joint venture were consolidated for accounting purposes. At December 31, 2012, this segment, excluding DDAC, employed approximately 5,100 people and had 21 major facilities in 10 countries.
- Off-Highway — In 2012, this segment generated sales of $1,509. The largest customers included Deere & Company, AGCO Corporation, Fiat Group, Manitou Group and Sandvik Ab. At December 31, 2012, this segment employed approximately 2,800 people and had 11 major facilities in seven countries.
- Power Technologies — Sales in 2012 of this segment totaled $1,012. In 2012, the largest customers were Ford, General Motors Company, Caterpillar Inc., Volkswagen and PSA Peugeot Citroen. At December 31, 2012, this segment employed approximately 4,600 people and had 21 major facilities in eight countries.
- In addition to the facilities in our operating segments, there are four additional major facilities providing administrative services and four technical centers supporting multiple segments. At December 31, 2012, corporate and other support staff totaled approximately 1,300.

Our operating segments manufacture and market classes of similar products as shown below. See Note 19 to our consolidated financial statements in Item 8 for financial information on all of these operating segments.

Segment	Percent of Consolidated Sales			Products	Market
	2012	2011	2010		
LVD	38%	36%	40%	Front and rear axles, driveshafts, differentials, torque couplings and modular assemblies	Light vehicle
Commercial Vehicle	27	30	25	Axles, driveshafts, steering shafts, suspensions and tire management systems	Medium/heavy vehicle
Off-Highway	21	20	19	Axles, driveshafts and end-fittings, transmissions, torque converters and electronic controls	Off-highway
Power Technologies	14	14	16	Gaskets, cover modules, heat shields, engine sealing systems, cooling and heat transfer products	Light vehicle, medium/ heavy vehicle and off-highway

Geographic Operations

We maintain administrative and operational organizations in four regions — North America, Europe, South America and Asia Pacific — to support the operational requirements of our operating segments, assist with the management of affiliate relations and facilitate financial and statutory reporting and tax compliance on a worldwide basis. Our operations are located in the following countries:

North America	Europe		South America	Asia Pacific
Canada	Austria	South Africa	Argentina	Australia
Mexico	Belgium	Spain	Brazil	China
United States	France	Sweden	Colombia	India
	Germany	Switzerland	Venezuela	Japan
	Hungary	United Kingdom		South Korea
	Italy			Taiwan
	Russia			Thailand

Our non-U.S. subsidiaries and affiliates manufacture and sell products similar to those we produce in the United States. Operations outside the U.S. may be subject to a greater risk of changing political, economic and social environments, changing governmental laws and regulations, currency revaluations and market fluctuations than our domestic operations. See the discussion of risk factors in Item 1A.

Sales reported by our non-U.S. subsidiaries comprised $4,249 of our 2012 consolidated sales of $7,224. A summary of sales and long-lived assets by geographic region can be found in Note 19 to our consolidated financial statements in Item 8.

Customer Dependence

We have thousands of customers around the world and have developed long-standing business relationships with many of them. Our segments that operate in the automotive markets are largely dependent on light vehicle original equipment manufacturer (OEM) customers, while our Commercial Vehicle and Off-Highway segments have a broader and more geographically diverse customer base, including machinery and equipment manufacturers in addition to medium- and heavy-duty vehicle OEM customers.

Ford was the only individual customer accounting for 10% or more of our consolidated sales in 2012. As a percentage of total sales from operations, our sales to Ford were approximately 17% in 2012 and 2011 and 19% in 2010 and our sales to PACCAR, our second largest customer, were approximately 8% in 2012, 7% in 2011 and 5% in 2010.

Hyundai Mobis, Chrysler and Nissan were our third, fourth and fifth largest customers in 2012. Our 10 largest customers collectively accounted for approximately 54% of our revenues in 2012.

Loss of all or a substantial portion of our sales to Ford or other large volume customers would have a significant adverse effect on our financial results until such lost sales volume could be replaced and there is no assurance that any such lost volume would be replaced. We continue to work to diversify our customer base and geographic footprint.

Sources and Availability of Raw Materials

We use a variety of raw materials in the production of our products, including steel and products containing steel, stainless steel, forgings, castings and bearings. Other commodity purchases include aluminum, brass, copper and plastics. These materials are typically available from multiple qualified sources in quantities sufficient for our needs. However, some of our operations remain dependent on single sources for certain raw materials.

While our suppliers have generally been able to support our needs, our operations may experience shortages and delays in the supply of raw material from time to time, due to strong demand, capacity limitations, short lead times, production schedule increases from our customers and other problems experienced by the suppliers. A significant or prolonged shortage of critical components from any of our suppliers could adversely impact our ability to meet our production schedules and to deliver our products to our customers in a timely manner.

Seasonality

Our businesses are generally not seasonal. However, in the light vehicle market, our sales are closely related to the production schedules of our OEM customers and those schedules have historically been weakest in the third quarter of the year due to a large number of model year change-overs that occur during this period. Additionally, third-quarter production schedules in Europe are typically impacted by the summer holiday schedules and fourth-quarter production is affected globally by year-end holidays.

Backlog

Our products are generally not sold on a backlog basis since most orders may be rescheduled or modified by our customers at any time. Our product sales are dependent upon the number of vehicles that our customers actually produce as well as the timing of such production. A substantial amount of the new business we are awarded by OEMs is granted well in advance of a program launch. These awards typically extend through the life of the given program. We estimate future revenues from new business on the projected volume under these programs.

Competition

Within each of our markets, we compete with a variety of independent suppliers and distributors, as well as with the in-house operations of certain OEMs. With a renewed focus on product innovation, we differentiate ourselves through: efficiency and performance, reliability, materials and processes, sustainability and product extension.

Light vehicle market — The principal LVD competitors include ZF Friedrichshafen AG (ZF Group), GKN plc (GKN), American Axle & Manufacturing Holdings, Inc. (American Axle), Magna International Inc. (Magna),

Wanxiang Group Corporation, Hitachi Automotive Systems LTD., IFA Group (acquired Rotarian GmbH), Neapco, LLC and the captive and vertically integrated operations of various truck and auto manufacturers (e.g., Ford and Toyota).

Our principal Power Technologies competitors include ElringKlinger Ag, Federal-Mogul Corporation, Freudenberg NOK Group, Behr GmbH & Co. KG, Mahle GmbH, Modine Manufacturing Company, Valeo Group, YinLun Co., LTD and Denso Corporation.

Medium/heavy vehicle market — Our principal Commercial Vehicle competitors include Meritor, Inc., American Axle, Hendrickson (a subsidiary of the Boler Group), Klein Products Inc. and OEMs' vertically integrated operations. Power Technologies' competitors in this market are the same as in the light vehicle market.

Off-Highway market — Our major competitors in the Off-Highway segment include Carraro Group, ZF Group, GKN, Kessler + Co., Meritor, Inc. and certain OEMs' vertically integrated operations. Power Technologies' competition in this market is similar to their competition in the other markets above.

Intellectual Property

Our proprietary axle, driveshaft and power technologies product lines have strong identities in the markets we serve. Throughout these product lines, we manufacture and sell our products under a number of patents that have been obtained over a period of years and expire at various times. We consider each of these patents to be of value and aggressively protect our rights throughout the world against infringement. We are involved with many product lines and the loss or expiration of any particular patent would not materially affect our sales and profits.

We own or have licensed numerous trademarks that are registered in many countries, enabling us to market our products worldwide. For example, our Spicer®, Victor Reinz® and Long® trademarks are widely recognized in their market segments.

Engineering and Research and Development

Since our introduction of the automotive universal joint in 1904, we have been focused on technological innovation. Our objective is to be an essential partner to our customers and we remain highly focused on offering superior product quality, technologically advanced products, world-class service and competitive prices. To enhance quality and reduce costs, we use statistical process control, cellular manufacturing, flexible regional production and assembly, global sourcing and extensive employee training.

We engage in ongoing engineering and research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop innovative products that meet customer requirements for new applications. We are integrating related operations to create a more innovative environment, speed product development, maximize efficiency and improve communication and information sharing among our research and development operations. At December 31, 2012, we had six technical centers with additional research and development activities carried out at 10 additional sites. Our research and development costs were $57 in 2012, $52 in 2011 and $50 in 2010. Total engineering expenses including research and development were $161 in 2012, $155 in 2011 and $130 in 2010.

Our research and development activities continue to improve customer value. For all of our markets, this means drivelines with higher torque capacity, reduced weight and improved efficiency. End-use customers benefit by having vehicles with better fuel economy and reduced cost of ownership. We are also developing a number of power technologies products for vehicular and other applications that will assist fuel cell, battery and hybrid vehicle manufacturers in making their technologies commercially viable in mass production.

Employment

Our worldwide employment was approximately 23,300 at December 31, 2012.

Environmental Compliance

We make capital expenditures in the normal course of business as necessary to ensure that our facilities are in compliance with applicable environmental laws and regulations. The cost of environmental compliance has not been a material part of capital expenditures and did not have a material adverse effect on our earnings or competitive position in 2012.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) are available, free of charge, on or through our Internet website at *http://www.dana.com/investors* as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. We also post our *Corporate Governance Guidelines, Standards of Business Conduct for Members of the Board of Directors*, Board Committee membership lists and charters, *Standards of Business Conduct* and other corporate governance materials on our Internet website. Copies of these posted materials are also available in print, free of charge, to any stockholder upon request from: Dana Holding Corporation, Investor Relations, P.O. Box 1000, Maumee, Ohio 43537, or via telephone in the U.S. at 800-537-8823 or e-mail at InvestorRelations@dana.com. The inclusion of our website address in this report is an inactive textual reference only and is not intended to include or incorporate by reference the information on our website into this report.

Item 1A. Risk Factors

We are impacted by events and conditions that affect the light vehicle, medium/heavy vehicle and off-highway markets that we serve, as well as by factors specific to Dana. Among the risks that could materially adversely affect our business, financial condition or results of operations are the following, many of which are interrelated.

Risk Factors Related to the Markets We Serve

Failure to sustain a continuing economic recovery in the United States and elsewhere could have a substantial adverse effect on our business.

Our business is tied to general economic and industry conditions as demand for vehicles depends largely on the strength of the economy, employment levels, consumer confidence levels, the availability and cost of credit and the cost of fuel. These factors have had and could continue to have a substantial impact on our business.

While we expect a continuing overall economic recovery in 2013, negative economic conditions such as a worsening debt crisis in Europe or rising fuel prices could adversely impact our business. Adverse developments in these conditions could reduce demand for new vehicles, causing our customers to reduce their vehicle production and, as a result, demand for our products would be adversely affected.

Our customers and suppliers could experience severe economic constraints in the future, including bankruptcy. Adverse global economic conditions and further deterioration could have a material adverse impact on our financial position and results of operations.

We could be adversely impacted by the loss of any of our significant customers, changes in their requirements for our products or changes in their financial condition.

We are reliant upon sales to several significant customers. Sales to our ten largest customers accounted for 54% of our overall revenue in 2012. Changes in our business relationships with any of our large customers or in the timing, size and continuation of their various programs could have a material adverse impact on us.

The loss of any of these customers, the loss of business with respect to one or more of their vehicle models on which we have a high component content, or a significant decline in the production levels of such vehicles would negatively impact our business, results of operations and financial condition. Pricing pressure from our customers also poses certain risks. Inability on our part to offset pricing concessions with cost reductions would adversely affect our profitability. We are continually bidding on new business with these customers, as well as seeking to diversify our customer base, but there is no assurance that our efforts will be successful. Further, to the extent that the financial condition of our largest customers deteriorates, including possible bankruptcies, mergers or liquidations, or their sales otherwise decline, our financial position and results of operations could be adversely affected.

We may be adversely impacted by changes in international legislative and political conditions.

We operate in 26 countries around the world and we depend on significant foreign suppliers and customers. Further, we have several growth initiatives that are targeting emerging markets like China and India. Legislative and political activities within the countries where we conduct business, particularly in emerging markets and less developed countries, could adversely impact our ability to operate in those countries. The political situation in a number of countries in which we operate could create instability in our contractual relationships with no effective legal safeguards for resolution of these issues, or potentially result in the seizure of our assets. We operate in Venezuela where government exchange controls place restrictions on our ability to repatriate funds, and in Argentina, where trade-related initiatives and other government restrictions limit our ability to optimize operating effectiveness.

We may be adversely impacted by the strength of the U.S. dollar relative to the currencies in the other countries in which we do business.

Approximately 60% of our sales in 2012 were from operations located in countries other than the U.S. Currency variations can have an impact on our results (expressed in U.S. dollars). Currency variations can also adversely affect margins on sales of our products in countries outside of the U.S. and margins on sales of products that include components obtained from affiliates or other suppliers located outside of the U.S. The U.S. dollar was generally stronger during 2012 as compared to 2011. Continued strengthening against the euro and many other currencies of countries in which we have operations could adversely affect our results reported in U.S. dollars. We use a combination of natural hedging techniques and financial derivatives to mitigate foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from currency variations.

We may be adversely impacted by new laws, regulations or policies of governmental organizations related to increased fuel economy standards and reduced greenhouse gas emissions, or changes in existing ones.

The markets and customers we serve are subject to a substantial amount of government regulation, which often differs by state, region and country. Government regulation has arisen, and proposals for additional regulation are advanced, primarily out of concern for the environment (including concerns about the possibility of global climate change and its impact) and energy independence. We anticipate that the number and extent of these regulations, and the costs to comply with them, will increase significantly in the future.

In the U.S., vehicle fuel economy and greenhouse gas emissions are regulated under a harmonized national program administered by the National Highway Traffic Safety Administration and the Environmental Protection Agency. Other governments in the markets we serve are also creating new policies to address these same issues, including the European Union, Brazil, China and India. These government regulatory requirements could significantly affect our customers by altering their global product development plans and substantially increasing their costs, which could result in limitations on the types of vehicles they sell and the geographical markets they serve. Any of these outcomes could adversely affect our financial position and results of operations.

Company-Specific Risk Factors

We have taken, and continue to take, cost-reduction actions. Although our process includes planning for potential negative consequences, the cost-reduction actions may expose us to additional production risk and could adversely affect our sales, profitability and ability to attract and retain employees.

We have been reducing costs in all of our businesses and have discontinued product lines, exited businesses, consolidated manufacturing operations and positioned operations in lower cost locations. The impact of these cost-reduction actions on our sales and profitability may be influenced by many factors including our ability to successfully complete these ongoing efforts, our ability to generate the level of cost savings we expect or that are necessary to enable us to effectively compete, delays in implementation of anticipated workforce reductions, decline in employee morale and the potential inability to meet operational targets due to our inability to retain or recruit key employees.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

Dana Holding Corporation is a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flow of our subsidiaries. In addition, the payment of funds in the form of dividends, intercompany payments, tax sharing payments and otherwise may be subject to restrictions under the laws of the countries of incorporation of our subsidiaries or the by-laws of the subsidiary.

Labor stoppages or work slowdowns at Dana, key suppliers or our customers could result in a disruption in our operations and have a material adverse effect on our businesses.

We and our customers rely on our respective suppliers to provide parts needed to maintain production levels. We all rely on workforces represented by labor unions. Workforce disputes that result in work stoppages or slowdowns could disrupt operations of all of these businesses, which in turn could have a material adverse effect on the supply of, or demand for, the products we supply our customers.

We could be adversely affected if we are unable to recover portions of commodity costs (including costs of steel, other raw materials and energy) from our customers.

We continue to work with our customers to recover a greater portion of our material cost increases. While we have achieved some success in these efforts to date, there is no assurance that increases in commodity costs will not adversely impact our profitability in the future.

We could be adversely affected if we experience shortages of components from our suppliers or if disruptions in the supply chain lead to parts shortages for our customers.

A substantial portion of our annual cost of sales is driven by the purchase of goods and services. To manage and reduce these costs, we have been consolidating our supplier base. As a result, we are dependent on single sources of supply for some components of our products. We select our suppliers based on total value (including price, delivery and quality), taking into consideration their production capacities and financial condition, and we expect that they will be able to support our needs. However, there is no assurance that adverse financial conditions, including bankruptcies of our suppliers, reduced levels of production, natural disasters or other problems experienced by our suppliers will not result in shortages or delays in their supply of components to us or even in the financial collapse of one or more such suppliers. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers, particularly those who are sole sources, and were unable to procure the components from other sources, we would be unable to meet our production schedules for some of our key products and to ship such products to our customers in a timely fashion, which would adversely affect our revenues, margins and customer relations.

Adverse economic conditions, natural disasters and other factors can similarly lead to financial distress or production problems for other suppliers to our customers which can create disruptions to our production levels. Any such supply-chain induced disruptions to our production are likely to create operating inefficiencies that will adversely affect our revenues, margins and customer relations.

We use important intellectual property in our business. If we are unable to protect our intellectual property or if a third party makes assertions against us or our customers relating to intellectual property rights, our business could be adversely affected.

We own important intellectual property, including patents, trademarks, copyrights and trade secrets, and are involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the patents we own or license. Further, as we expand our operations in jurisdictions where the protection of intellectual property rights is less robust, the risk of others duplicating our proprietary technologies increases, despite efforts we undertake to protect them. Developments or assertions by or against us relating to intellectual property rights, and any inability to protect these rights, could materially adversely impact our business and our competitive position.

We could encounter unexpected difficulties integrating acquisitions and joint ventures.

We acquired businesses and invested in joint ventures in 2011, and we expect to complete additional investments in the future that complement or expand our businesses. The success of this strategy will depend on our ability to successfully complete these transactions or arrangements, to integrate the businesses acquired in these transactions and to develop satisfactory working arrangements with our strategic partners in the joint ventures. We could encounter unexpected difficulties in completing these transactions and integrating the acquisitions with our existing operations. We also may not realize the degree or timing of benefits anticipated when we entered into a transaction.

Several of our joint ventures operate pursuant to established agreements and, as such, we do not unilaterally control the joint venture. There is a risk that the partners' objectives for the joint venture may not be aligned, leading to potential differences over management of the joint venture that could adversely impact its financial performance and consequent contribution to our earnings. Additionally, inability on the part of our partner to satisfy its contractual obligations under the agreements could adversely impact our results of operations and financial position.

We could be adversely impacted by the costs of environmental, health, safety and product liability compliance.

Our operations are subject to environmental laws and regulations in the U.S. and other countries that govern emissions to the air; discharges to water; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties. Historically, other than an EPA settlement as part of our bankruptcy proceedings, environmental costs related to our former and existing operations have not been material. However, there is no assurance that the costs of complying with current environmental laws and regulations, or those that may be adopted in the future, will not increase and adversely impact us.

There is also no assurance that the costs of complying with current laws and regulations, or those that may be adopted in the future, that relate to health, safety and product liability matters will not adversely impact us. There is also a risk of warranty and product liability claims, as well as product recalls, if our products fail to perform to specifications or cause property damage, injury or death, including a risk that asbestos related product liability claims could result in increased liabilities. (See Notes 15 and 16 to our consolidated financial statements in Item 8 for additional information on warranties and product liabilities.)

A failure of our information technology infrastructure could adversely impact our business and operations.

We recognize the increasing volume of cyber attacks and employ commercially practical efforts to provide reasonable assurance such attacks are appropriately mitigated. Each year, we evaluate the threat profile of our industry to stay abreast of trends and to provide reasonable assurance our existing countermeasures will address any new threats identified. Despite our implementation of security measures, our IT systems and those of our service providers are vulnerable to circumstances beyond our reasonable control including acts of terror, acts of government, natural disasters, civil unrest, and denial of service attacks which may lead to the theft of our intellectual property, trade secrets, or business disruption. To the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against the company and ultimately harm our business. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

We participate in certain multiemployer pension plans which are not fully funded.

We contribute to certain multiemployer defined benefit pension plans for our union-represented employees in the U.S. in accordance with our collective bargaining agreements. Contributions are based on hours worked except in cases of layoff or leave where we generally contribute based on 40 hours per week for a maximum of one year. The plans are not fully funded as of December 31, 2012. We could be held liable to the plans for our obligation, as well as those of other employers, due to our participation in the plans. Contribution rates could increase if the plans are required to adopt a funding improvement plan, if the performance of plan assets does not meet expectations or as a result of future collectively bargained wage and benefit agreements. (See Note 11 to our consolidated financial statements in Item 8 for additional information on multiemployer pension plans.)

Risk Factors Related to our Securities

Provisions in our Restated Certificate of Incorporation, Bylaws and Shareholders Agreement may discourage a takeover attempt.

Certain provisions of our Restated Certificate of Incorporation and Bylaws, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Dana. Such provisions, including those governing the nomination of directors, limiting who may call special stockholders' meetings and eliminating stockholder action by written consent, together with the terms of our outstanding preferred stock, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Item 1B. Unresolved Staff Comments

-None-

Item 2. Properties

Type of Facility	North America	Europe	South America	Asia/ Pacific	Total
Administrative Offices	3			1	4
Technical Centers – Multiple Groups	2			2	4
LVD					
Manufacturing/Distribution	14	4	5	9	32
Technical Centers				1	1
Commercial Vehicle					
Manufacturing/Distribution	9	4	4	4	21
Off-Highway					
Manufacturing/Distribution	2	7		2	11
Power Technologies					
Manufacturing/Distribution	15	4		1	20
Technical Centers	1	—	–	—	1
Total Dana	46	19	9	20	94

As of December 31, 2012, we operated in 26 countries and had 94 major facilities housing manufacturing and distribution operations, technical centers and administrative offices. We lease 35 of these manufacturing and distribution operations and a portion of two others and own the remainder of our facilities. We believe that all of our property and equipment is properly maintained.

Our corporate headquarters facilities are located in Maumee, Ohio. This facility and other facilities in the greater Detroit, Michigan and Toledo, Ohio areas house functions that have global or North American regional responsibility for finance and accounting, treasury, risk management, legal, human resources, procurement and supply chain management, communications and information technology.

Item 3. Legal Proceedings

As a result of Dana Corporation's emergence from Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) on January 31, 2008 (the Effective Date), Dana became the successor registrant to Dana Corporation (Prior Dana) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Prior Dana and forty of its wholly-owned subsidiaries (collectively, the Debtors) operated their businesses as debtors in possession under Chapter 11 from March 3, 2006 until emergence from Chapter 11 on the Effective Date pursuant to the Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession (as modified the Plan). Pursuant to the Plan, the pre-petition ownership interests in Prior Dana were cancelled and all of the pre-petition claims against the Debtors were addressed in connection with our emergence from Chapter 11. The last of the pre-petition claims was resolved by the Bankruptcy Court in 2011. See Note 15 to our consolidated financial statements in Item 8 for further details. Our liability associated with these disputed claims was discharged upon our emergence from Chapter 11. Therefore, the final resolution of these disputed claims did not have an impact on our results of operations or financial condition.

As previously reported and as discussed in Note 15 to our consolidated financial statements in Item 8, we are a party to various pending judicial and administrative proceedings that arose in the ordinary course of business.

After reviewing the currently pending lawsuits and proceedings (including the probable outcomes, reasonably anticipated costs and expenses and our established reserves for uninsured liabilities), we do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market information — Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "DAN." The following table shows the high and low sales prices of our common stock as reported by the NYSE for each of our fiscal quarters during 2012 and 2011.

	2012		2011	
	High	**Low**	**High**	**Low**
Fourth quarter	$15.66	$12.13	$15.45	$ 9.45
Third quarter	14.74	11.13	19.00	9.82
Second quarter	16.60	12.00	18.96	15.64
First quarter	16.76	12.39	19.35	16.30

Holders of common stock — Based on reports by our transfer agent, there were approximately 4,792 registered holders of our common stock on February 8, 2013.

Stockholder return — The following graph shows the cumulative total stockholder return for our common stock during the period from February 1, 2008 to December 31, 2012. Full five-year historical data is not presented since we emerged from Chapter 11 on January 31, 2008 and the stock performance of Dana is not comparable to the stock performance of Prior Dana. The graph also shows the cumulative returns of the S&P 500 Index and the Dow Jones US Auto Parts Index. The comparison assumes $100 was invested at the closing price on February 1, 2008 (the date our new common stock began trading on the NYSE). Each of the indices shown assumes that all dividends paid were reinvested.

Performance chart


$140
$120
$100
$80
$60
$40
$20
$0
2/1/08
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Dana Holding Corporation
S&P 500
Dow Jones US Auto Parts

Index

	2/1/08	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Dana Holding Corporation	$100.00	$ 5.83	$85.35	$135.51	$ 95.67	$122.91
S&P 500	100.00	67.02	84.76	97.52	99.58	115.52
Dow Jones US Auto Parts	100.00	50.83	75.84	119.96	105.81	118.41

Dividends — We declared and paid common stock dividends of five cents per share in each quarter during 2012. We did not declare or pay any common stock dividends in 2011.

Issuer's purchases of equity securities — On October 25, 2012, our Board of Directors approved a share repurchase program for up to $250 of our outstanding shares of common stock over a two-year period. We will repurchase shares utilizing available excess cash either in the open market or through privately negotiated transactions. The stock repurchases are subject to prevailing market conditions and other considerations. Repurchased shares will be deemed common stock held in treasury. Under the program, we used cash of $15 to repurchase 1,065,600 shares of our common stock during the fourth quarter of 2012.

We also repurchase shares of our common stock pursuant to our stock compensation plan. These shares were delivered to us by employees as payment for withholding taxes due upon the distribution of stock awards.

The following table shows repurchases of our common stock for each calendar month in the quarter ended December 31, 2012.

Calendar Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
November	377,304	13.52	376,600	$245
December	706,663	14.59	689,000	$235

Annual meeting — We will hold an annual meeting of stockholders on April 23, 2013.

Item 6. Selected Financial Data

(In millions except share and per share amounts)	Year Ended December 31, 2012	2011	2010	2009	Eleven Months Ended December 31, 2008
Net sales	$7,224	$7,544	$5,921	$4,636	$6,558
Income (loss) from continuing operations before income taxes	$ 364	$ 306	$ 55	$ (275)	$ (544)
Income (loss) from continuing operations	$ 315	$ 240	$ 36	$ (260)	$ (656)
Loss from discontinued operations	—	(8)	(21)	(175)	(15)
Net income (loss)	315	232	15	(435)	(671)
Less: Noncontrolling interests net income (loss)	15	13	4	(5)	6
Net income (loss) attributable to the parent company	$ 300	$ 219	$ 11	$ (430)	$ (677)
Net income (loss) per share available to parent company common stockholders:					
Basic					
Income (loss) from continuing operations	$ 1.82	$ 1.34	$ —	$ (2.60)	$ (6.91)
Loss from discontinued operations	$ —	$ (0.06)	$ (0.15)	$ (1.59)	$ (0.15)
Net income (loss)	$ 1.82	$ 1.28	$ (0.15)	$ (4.19)	$ (7.06)
Diluted					
Income (loss) from continuing operations	$ 1.40	$ 1.05	$ —	$ (2.60)	$ (6.91)
Loss from discontinued operations	$ —	$ (0.03)	$ (0.15)	$ (1.59)	$ (0.15)
Net income (loss)	$ 1.40	$ 1.02	$ (0.15)	$ (4.19)	$ (7.06)
Dividends declared per common share	$ 0.20	$ —	$ —	$ —	$ —

(In millions except share and per share amounts)	Year Ended December 31, 2012	2011	2010	2009	Eleven Months Ended December 31, 2008
Common Stock Data					
Weighted-average common shares outstanding					
Basic	148.0	146.6	140.8	110.2	100.1
Diluted	214.7	215.3	140.8	110.2	100.1
Stock price					
High	$16.76	$19.35	$17.99	$11.25	$13.30
Low	$11.13	$ 9.45	$ 8.95	$ 0.19	$ 0.34

	At December 31, 2012	2011	2010	2009	2008
Summary of Financial Position					
Total assets	$5,144	$5,277	$5,101	$5,155	$5,607
Notes payable, including current portion of long-term debt	$ 101	$ 71	$ 167	$ 34	$ 70
Long-term debt	$ 803	$ 831	$ 780	$ 969	$1,181
Preferred stock	$ 753	$ 753	$ 762	$ 771	$ 771
Common stock, additional paid-in-capital, accumulated deficit and accumulated other comprehensive loss	1,090	984	925	910	1,257
Total parent company stockholders' equity	$1,843	$1,737	$1,687	$1,681	$2,028
Book value per share	$12.45	$11.85	$11.98	$15.25	$20.28

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Dollars in millions)

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes in Item 8.

Management Overview

We are a global provider of high technology driveline, sealing and thermal-management products for virtually every major vehicle manufacturer in the on-highway and off-highway markets. Our driveline products — axles, driveshafts and transmissions — are delivered through the Light Vehicle Driveline (LVD), Commercial Vehicle Driveline Technologies (Commercial Vehicle) and Off-Highway Driveline Technologies (Off-Highway) operating segments. Our fourth global operating segment — Power Technologies — is the center of excellence for the sealing and thermal technologies that span all customers in our on-highway and off-highway markets. We have a diverse customer base and geographic footprint which minimizes our exposure to individual market and segment declines. In 2012, 47% of our sales came from North American operations and 53% from operations throughout the rest of the world. Our sales by operating segment were LVD — 38%, Commercial Vehicle — 27%, Off-Highway — 21% and Power Technologies — 14%.

Operational and Strategic Initiatives

During the past three years, we have significantly improved our financial condition — reducing debt, improving the profitability of customer programs and eliminating structural costs. We have also strengthened our leadership team and streamlined our operating segments to focus on our core competencies of driveline technologies, sealing systems and thermal management. As a result, we believe that we are well-positioned to put increasing focus on profitable growth.

Operating model — Instilling a high performance culture which drives responsibility and accountability deeper into the organization is a key lever to our future success. We have enhanced the operational capabilities of our operating segments to execute market value-based strategies, react to changing market and customer conditions, streamline operations and introduce other improvements to their businesses. While emphasizing local accountability, our operating model leverages global "One Dana" strengths for governance and optimizing costs through shared resources.

Technology leadership — With a clear focus on mega trend driven market and customer requirements, we are driving innovation to create differentiated value for our customers, moving from a "product push" to a "market pull" product pipeline. We are committed to making investments and diversifying our product offerings to strengthen our competitive position in our core driveline, sealing and thermal technologies, creating value for our customers through improved fuel efficiency, emission control, electric and hybrid electric solutions, durability and cost of ownership. Our September 2012 strategic alliance with Fallbrook Technologies Inc. (Fallbrook) will enable us to leverage leading edge continuously variable planetary (CVP) technology into the development of advanced driveline solutions for customers in certain of our end markets.

Additional engineering and operational investment is being channeled into reinvigorating our product portfolio and capitalizing on technology advancement opportunities. We recently combined the North American engineering centers of our LVD and Commercial Vehicle segments, allowing us the opportunity to better share technologies among these businesses. Our new engineering facilities in India and China more than doubled our engineering presence in the Asia Pacific region with state-of-the-art design and test capabilities that globally support each of our businesses.

Geographic expansion — Although there are growth opportunities in each region, we have a primary focus in the Asia Pacific region, especially India and China. In addition to new engineering facilities in India and China, a new hypoid gear manufacturing facility in India began production in 2011 and we also completed two transactions — increasing the ownership interest in our China-based joint venture with Dongfeng Motor Co., Ltd. (Dongfeng) to 50% and acquiring the axle drive head and final assembly business from our Axles India Limited (AIL) joint venture — which significantly increased our commercial vehicle driveline presence in the region. We have expanded our China off-highway activities and we believe there is considerable opportunity for growth in this market. Earlier this year, we opened a business development office in Moscow, Russia to focus on expanding our business opportunities in this region. In South America, our strategic agreement with SIFCO S.A. (SIFCO), entered in February 2011, makes us the leading full driveline supplier in the South American commercial vehicle market.

Aftermarket opportunities — We have a global group dedicated to identifying and developing aftermarket growth opportunities that leverage the capabilities within our existing businesses — targeting increased future aftermarket revenues as a percent of consolidated sales.

Selective acquisitions — Our current acquisition focus is to identify "bolt-on" acquisition opportunities like the SIFCO and AIL transactions that have a strategic fit with our existing businesses, particularly opportunities that support our growth initiatives and enhance the value proposition of our customer product offerings. Any potential acquisition will be evaluated in the same manner we currently consider customer program opportunities — with a disciplined financial approach designed to ensure profitable growth.

Cost management — Although we have taken significant strides to improve our margins, particularly through streamlining and rationalizing our manufacturing activities and rationalizing our administrative support processes, additional opportunities remain. We have ramped up our material cost efforts to ensure that we are rationalizing our supply base and obtaining appropriate competitive pricing. Further, we are putting a major focus on reducing product complexity — something that not only improves our cost, but also brings added value to our customers through more efficient assembly processes. With a continued emphasis on process improvements and productivity throughout the organization, we expect cost reductions to continue contributing to future margin improvement.

Acquisitions

SIFCO — In February 2011, we entered into an agreement with SIFCO, a leading producer of steer axles and forged components in South America. In return for a payment of $150 to SIFCO, we acquired the distribution rights to SIFCO's commercial vehicle steer axle systems as well as an exclusive long-term supply agreement for key driveline components. Additionally, SIFCO has provided selected assets and assistance to Dana to establish assembly capabilities for these systems. We are responsible for all customer relationships, including marketing, sales, engineering and assembly. The addition of truck and bus steer axles to our product offering in South America effectively positions us as the leading full-line supplier of commercial vehicle drivelines — including front and rear axles, driveshafts and suspension systems — in South America.

Dongfeng Dana Axle — In June 2011, we paid $124 to increase our equity investment in Dongfeng Dana Axle Co., Ltd. (DDAC) from 4% to 50%. Our investment in DDAC is being accounted for on the equity method. DDAC is the primary supplier of truck axles to Dongfeng. DDAC offers a complete range of truck axles in the Chinese market, including drive, steer, tandem, and hub-reduction axles for light-, medium- and heavy-duty trucks, as well as buses.

Axles India — In June 2011, we acquired the axle drive head and final assembly business of our AIL equity affiliate for $13.

Dana Rexroth Transmission Systems — In October 2011, we formed a 50/50 joint venture with Bosch Rexroth to develop and manufacture advanced powersplit drive transmissions for the off-highway market. We contributed $8 to the venture and are accounting for our investment under the equity method. Both Dana and Bosch Rexroth contributed an additional $1 to the venture in the third quarter of 2012.

Fallbrook — In September 2012, we entered into a strategic alliance with Fallbrook Technologies Inc. In connection with this transaction, we obtained an exclusive license to Fallbrook's continuously variable planetary (CVP) technology, allowing Dana to engineer, produce and sell driveline products using this technology for passenger and certain off-highway vehicles in the end markets Dana serves. As part of this alliance, Fallbrook will also provide Dana with development and other support through an engineering services agreement and several Fallbrook engineers have been hired by Dana. Under the exclusive license agreement, Dana will pay Fallbrook $20 for the markets licensed to Dana; $7 was paid at closing, an additional $5 was paid during the fourth quarter of 2012 and the remaining $8 will be paid over the first half of 2013.

Divestitures

Divestiture of Structural Products business — In 2010, we completed the sale of substantially all of the assets of our Structural Products business to Metalsa S.A. de C.V. (Metalsa). We had received cash proceeds of $134 by the end of 2011 and $12 remains in escrow pending resolution of claims presented by Metalsa. The Structural Products business that we retained generated sales of $48 in 2011 and $34 in 2012 through the August cessation date. Prior to the third quarter of 2012, Structural Products was reported as an operating segment of continuing operations. With the cessation of operations in this year's third quarter, the activities relating to the Structural Products operation are now reported as discontinued operations.

Divestiture of GETRAG Entities — On September 30, 2011, we completed the divestitures of our 49% equity interest in GETRAG Corporation and our 42% equity interest in GETRAG Dana Holding GmbH for $136.

Divestiture of Leisure and All-Terrain Business — We completed the divestiture of our axle, differential and brake systems business serving the leisure, all-terrain and utility vehicle markets in August 2012. The total proceeds received of $8 approximated the net assets of the business following an asset impairment charge of $2 recorded in the first quarter of 2012. Sales of the divested business approximated $53 in 2011 and $37 in 2012 through the date of the divestiture.

Segments

We manage our operations globally through four operating segments. Our LVD and Power Technologies segments primarily support light vehicle original equipment manufacturers (OEMs) with products for light trucks, SUVs, CUVs, vans and passenger cars. The Commercial Vehicle segment supports the OEMs of on-highway commercial vehicles (primarily trucks and buses), while our Off-Highway segment supports OEMs of off-highway vehicles (primarily wheeled vehicles used in construction and agricultural applications).

Trends in Our Markets

Global Vehicle Production

(Units in thousands)	Dana 2013 Outlook			Actual 2012	Actual 2011	Actual 2010
North America						
Light Vehicle (Total)	15,900	to	16,100	15,414	13,125	11,941
Light Truck (full frame)	3,200	to	3,400	3,448	3,181	3,038
Medium Truck (Classes 5 – 7)	180	to	190	189	167	116
Heavy Truck (Class 8)	265	to	275	279	255	152
Agricultural Equipment	65	to	75	75	69	63
Construction Equipment	160	to	170	163	149	147
Europe (including E. Europe)						
Light Vehicle	18,000	to	19,000	19,207	20,089	19,094
Medium/Heavy Truck	390	to	410	400	430	325
Agricultural Equipment	245	to	255	255	240	221
Construction Equipment	285	to	295	322	320	282
South America						
Light Vehicle	4,400	to	4,600	4,289	4,318	4,173
Medium/Heavy Truck	180	to	190	169	219	191
Agricultural Equipment	50	to	55	48	47	50
Construction Equipment	15	to	20	19	19	15
Asia-Pacific						
Light Vehicle	41,000	to	42,000	40,868	36,803	37,046
Medium/Heavy Truck	1,600	to	1,700	1,492	1,720	1,806
Agricultural Equipment	780	to	790	750	682	654
Construction Equipment	650	to	660	614	615	547

North America

Light vehicle markets — Improving economic conditions during the past three years have contributed to increased light vehicle sales and production levels in North America. Release of built-up demand to replace older vehicles and greater availability of credit have also stimulated new vehicle sales. Production of approximately 15.4 million light vehicles in 2012 was 17% higher than 2011 production of 13.1 million vehicles, which was up about 10% from production of 11.9 million units in 2010. The higher production occurred predominantly in the passenger car and crossover segments. In the full frame light truck segment where more of our programs are focused, production was up about 8% in 2012 after increasing 5% in 2011. The higher production levels are generally reflective of higher light vehicle unit sales which were about 13% higher in 2012 than in 2011 after expanding about 9% in the prior year. Due in part to volatility in fuel prices, sales increases in the full frame light truck segment were more modest — up 4% in 2012 and 6% in 2011. Days' supply of total light vehicles in the U.S. at the end of December 2012 was around 58 days, up slightly from 51 days at the end of 2011 and 55 days at the end of 2010. The increase in overall light vehicle inventory levels is attributable primarily to the full frame light truck segment where inventory levels increased to 65 days at the end of 2012, as compared to 56 days at the end of 2011 and 62 days at the end of 2010.

Looking ahead to 2013, we expect that continued overall strengthening in the North American markets will increase light vehicle sales and production, but at lower rates than in the past two years. An improved financing environment and housing sector along with more stable fuel prices are positive developments. But unemployment levels continue to be relatively high, and recent U.S. government actions increasing taxes on consumers without addressing government spending levels added to the considerable uncertainty about economic prospects in 2013. Adverse economic developments in Europe and other parts of the world experiencing slowed economic growth have added further uncertainty, impacting consumer confidence within the North American markets. Our current outlook for 2013 light vehicle production is 15.9 to 16.1 million units, a 3 to 4% increase over 2012, with full frame light trucks expected to be flat to down approximately 7% as compared with 2012.

Medium/heavy vehicle markets — As with the light vehicle market, medium/heavy truck production has increased over the past three years. Although production levels were higher in 2012, the pace of improvement in these markets in 2012 was lower than we expected at the start of 2012. The slower than expected improvement in economic conditions and continued uncertainty with the economic outlook has had a more profound impact on the commercial market leading to a slowdown in new vehicle order levels during the second half of 2012. Heavy-duty Class 8 truck production of about 279,000 units was up approximately 9% over 2011 after increasing more than 60% in 2011. In the medium-duty Classes 5 – 7 segment, production levels were approximately 13% higher in 2012 than in 2011, down considerably from a more than 40% increase in production in 2011.

With the mixed and uncertain outlook surrounding the North America economy, we currently expect 2013 Class 8 production to be in the range of 265,000 to 275,000 units, which is flat to down 5% compared with 2012. We expect medium-duty Classes 5 – 7 production for 2013 to range from 180,000 to 190,000 units, also flat to down 5% compared with production levels in 2012.

Markets Outside of North America

Light vehicle markets — European production levels have been adversely impacted by overall economic weakness brought on in part by sovereign debt concerns, high unemployment levels, governmental austerity actions in many countries and other economic factors. European production of light vehicles was down about 4% in 2012 after being up 5% in 2011. We expect the tough economic environment to persist throughout much of 2013, casting considerable uncertainly on vehicle production expectations. Given the uncertain environment, we currently expect European light vehicle production in 2013 to be flat to down 6% compared with 2012. After increasing the previous two years, South American production levels weakened in 2012, with light vehicle production down about 1% from last year. At present, we expect full year 2013 production levels to increase from 3% to 7% over 2012 volume. Light vehicle production in the Asia Pacific region was up more than 10% in 2012, rebounding from production levels in 2011 that were adversely impacted by the effects of natural disasters in Japan and Thailand. We expect production levels in 2013 to remain solid, coming in flat to up 3% from 2012.

Medium/heavy vehicle markets — Some of the same factors referenced above that affected light vehicle markets outside of North America similarly affected the medium/heavy markets. The challenging economic environment in Europe was a primary driver of a 7% decline in medium/heavy truck production in 2012 after a more than 30% increase in 2011. With economic difficulties lingering into 2013, our outlook for Europe production has production levels in the range of 2012 levels plus or minus 3%. South American medium/heavy truck production levels were down more than 20% in 2012 due largely to overall economic weakness in the region and a pull-back in purchases caused by engine emissions changes in Brazil. In contrast, production in 2011 was up nearly 15% from 2010. With the Brazil emissions effects behind us and some improvement in economic conditions, our outlook for 2013 has medium/heavy truck production rebounding and coming in about 7% to 12% higher than in 2012. Asia Pacific medium/heavy truck production in 2012 was adversely impacted by slower growth in China, coming in more than 13% lower than 2011 levels. This reduced level of production in 2012 followed a production decline of about 5% in 2011 as a consequence of the natural disasters which disrupted production that year. We expect the pent up demand for trucks after two years of restrained production, along with some economic strengthening, will raise 2013 production levels by about 7% to 14%.

Off-Highway Markets — Our off-highway business has a large presence outside of North America, with about 70% of its sales coming from Europe and 10% from South America and Asia Pacific combined. We serve several segments of the diverse off-highway market, including construction, agriculture, mining and material handling. Our largest markets are the construction and agricultural equipment segments, both of which experienced increased demand during the past three years, with overall growth slowing in 2012, increasing 5% across all regions. Our 2013 outlook for the agriculture and construction markets are expected to be flat to up 3% over 2012.

Commodity Costs

The cost of our products may be significantly impacted by changes in raw material commodity prices, the most important to us being those of various grades of steel, aluminum, copper, and brass. The effects of changes in commodity prices are reflected directly in our purchases of commodities and indirectly through our purchases of products such as castings, forgings, bearings, and component parts that include commodities. Most of our major customer agreements have provisions which allow us to pass the effects of significant commodity price changes through to those customers. Where such formal agreements are not present, we have historically been successful implementing price adjustments that compensate for the inflationary impact of material costs. Material cost changes will customarily have some impact on our financial results as the contractual recoveries and inflation-based pricing adjustments typically lag the cost increases.

Higher commodity prices increased our costs by approximately $50 in 2012 and $100 in 2011, while material recovery and other pricing actions increased sales by about $110 in 2012 and $60 in 2011.

Sales, Earnings and Cash Flow Outlook

	2013 Outlook	2012	2011	2010
Sales	~ $7,100	$7,224	$7,544	$5,921
Adjusted EBITDA*	$800 – $820	$ 781	$ 765	$ 553
Free Cash Flow**	$240 – $260	$ 175	$ 174	$ 242

* Adjusted EBITDA is a non-GAAP financial measure discussed under Segment EBITDA within the Segment Results of Operations discussion below.

** Free cash flow is a non-GAAP financial measure, which we have defined as cash provided by operating activities excluding any bankruptcy claim-related payments, less purchases of property, plant and equipment. We believe this measure is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Free cash flow is neither intended to represent nor be an alternative to the measure of net cash provided by operating activities reported under GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies.

Free cash flow is reconciled to cash flow provided by operations below:

	2012	2011	2010
Net cash provided by operating activities	$ 339	$ 370	$ 287
Purchases of property, plant and equipment	(164)	(196)	(120)
Reorganization-related claims payments			75
Free cash flow	$ 175	$ 174	$ 242

During the past three years, significant focus was placed on right sizing and rationalizing our manufacturing operations, implementing other cost reduction initiatives and ensuring that customer programs were competitively priced. At the same time, we began putting increased focus and investment into product technology. These efforts, along with stronger sales volumes in 2011 and 2010, were the primary drivers of our improved profitability. With our financial position substantially improved, in 2011 we began directing increased attention to the growth initiatives described in the Operational and Strategic Initiatives section above. Certain acquisitions also contributed to the sales growth we achieved in 2011.

Our 2012 sales have been adversely impacted by weaker international exchange rates. Adjusted for exchange rates, 2012 sales were about the same as 2011, with softened demand levels, principally in the Europe region and in the South and North American medium/heavy truck markets, being offset by stronger demand levels in the light vehicle and off-highway markets. For 2013, we are expecting market demand and pricing across all businesses will increase sales by about 2%; however, we expect that this will be more than offset by scheduled roll-off of customer programs and currency. As a result, our 2013 sales outlook is around $7,100 — a decline of about 2% from 2012. Despite the reduced level of sales, we expect continued improvement in Adjusted EBITDA to $800 to $820 in 2013 from $781 in 2012 as we benefit from restructuring, cost reduction and pricing actions, a significant portion of which have already been implemented.

Our cash flow in recent years benefited primarily from increased earnings and lower capital spending, more than offsetting the higher working capital requirements associated with increased sales, higher tax obligations and larger pension funding commitments. Free cash flow in 2012 included a $150 voluntary contribution to our U.S. pension plans. For 2013, we expect free cash flow to be $240 to $260 — down $65 to $85 from 2012 free cash flow when adjusted to exclude the $150 voluntary pension contribution. Higher cash taxes, capital expenditures and working capital requirements are partially offset by higher earnings. Cash taxes are expected to total about $125 to $135 in 2013 compared to $98 in 2012 and capital expenditures for the year are expected to be $180 to $200 compared to $164 in 2012. Pension contributions in 2013 are expected to be around $60, which is similar to 2012 after excluding that year's incremental funding of $150. Expected 2013 cash requirements for interest of about $70 and restructuring of $45 to $55 are comparable with 2012.

Consolidated Results of Operations

Summary Consolidated Results of Operations (2012 versus 2011)

	2012	2011	Increase/ (Decrease)
Net sales	$7,224	$7,544	$(320)
Cost of sales	6,250	6,647	(397)
Gross margin	974	897	77
Selling, general and administrative expenses	424	407	17
Amortization of intangibles	74	77	(3)
Restructuring charges, net	47	82	(35)
Other income, net	19	54	(35)
Income from continuing operations before interest expense and income taxes	$ 448	$ 385	$ 63
Income from continuing operations	$ 315	$ 240	$ 75
Loss from discontinued operations	$ —	$ (8)	$ 8
Net income attributable to the parent company	$ 300	$ 219	$ 81

Sales — The following table shows changes in our sales by geographic region.

	2012	2011	Increase/ (Decrease)	Amount of Change Due To: Currency Effects	Acquisitions and Divestitures	Organic Change
North America	$3,371	$3,337	$ 34	$ (12)	$(15)	$ 61
Europe	2,021	2,094	(73)	(167)		94
South America	925	1,334	(409)	(110)	11	(310)
Asia Pacific	907	779	128	(33)	18	143
Total	$7,224	$7,544	$(320)	$(322)	$ 14	$ (12)

Sales for 2012 declined 4% from 2011, principally due to overall weakening of several international currencies against the U.S. dollar which reduced sales by $322. The net impact of acquisitions and divestitures added $14, while the organic change — the impact on sales attributable primarily to market volume, pricing and mix — decreased sales by $12. Pricing actions, principally relating to material recovery, increased sales in 2012 by $108, with market volume, new business and scheduled program roll-offs resulting in reduced sales of $120.

The increase in sales in North America during 2012, adjusted for the effects of currency and a divestiture, totaled $61 — a 2% increase on 2011 sales. The growth was largely due to increased OEM production levels in the light vehicle and medium/heavy truck markets. Full frame light truck production levels were 8% higher in 2012 while medium/heavy truck production was up 11%. Partially offsetting the overall market volume increases was the scheduled roll-off of certain light vehicle programs.

Excluding currency effects, our 2012 sales in Europe were 4% higher than in 2011. New customer programs in LVD and Off-Highway, increased aftermarket sales and Off-Highway export sales were the primary drivers of the organic sales increase, more than offsetting the effects of lower light vehicle and medium/heavy truck production levels.

South America sales in 2012 were adversely impacted by currency and significantly lower market demand. With medium/heavy truck production down 23% and light vehicle production down 1%, lower production levels were the principal factor in sales exclusive of currency effects being 23% lower than in 2011.

The AIL acquisition in the second quarter of 2011 contributed $18 of the Asia Pacific 2012 sales increase. The organic sales growth of 18% in Asia Pacific primarily reflects the improving production levels in the region as compared to 2011 along with increased sales from new customer programs.

Cost of sales and gross margin — Cost of sales for 2012 was about 6% lower than in 2011. As with sales, the reduction was in large part caused by the effects of weaker international currencies, and the volume decline that drove a reduction in sales volume of about $120 also contributed to the decrease. With the larger reduction in costs than sales, we reduced cost of sales as a percent of sales to 86.5% in 2012 from 88.1% in 2011. Through continued supplier rationalization and engineering design actions, we achieved incremental material cost reductions of approximately $30, which partially offset higher commodity costs of about $50. Product quality improvements over the years contributed to a reduction in warranty costs in 2012 of $8. The remaining cost improvements were primarily attributable to the completion of additional restructuring initiatives and a continued drive for operational cost savings throughout the organization.

Gross margin of $974 in 2012 increased $77 over 2011, representing 13.5% of sales in 2012 as compared to 11.9% of sales in 2011. In addition to the above-mentioned reductions to cost of sales, gross margins as a percent of sales in 2012 benefited from the scheduled roll-off in 2012 of lower margin customer programs and improved pricing and material recovery actions which improved gross margin by about $108.

Selling, general and administrative expenses (SG&A) — SG&A expenses in 2012 were $424 (5.9% of sales) as compared to $407 (5.4% of sales) in 2011. Contributing to the higher costs were increases in certain benefit costs such as stock compensation which increased by $7. Asbestos-related expenses in 2012 were higher by

$6, due in part to a settlement with one of our insurers that favorably impacted expense in 2011. The remaining increase is due in part to some higher cost to support our growth initiatives.

Restructuring charges, net — Restructuring charges in both 2012 and 2011 were primarily employee separation costs and exit costs associated with workforce reduction actions and facility closures. Restructuring expense in 2012 was $35 lower as most of our facility rationalization and consolidation plans were completed in 2011. Expenses in 2012 related primarily to some continued work force reductions and costs associated with previously announced actions. In the second quarter of 2012, we ceased use of our Kalamazoo, Michigan facility and recognized a charge of $11 to accrue the estimated fair value of the remaining lease obligation. In the first quarter of 2011, we entered into an agreement to settle the lease obligation associated with our Yennora, Australia facility. The cost associated with this settlement approximated $20.

Other income, net — Other income, net was $19 in 2012 and $54 in 2011. Other income, net in 2012 included interest income of $24, government grants and incentives of $8, net foreign exchange losses of $15 and strategic transaction expenses of $10. Other income, net in 2011 included interest income of $27, government grants and incentives of $10 and strategic transaction expenses of $10. In addition, our 2011 results included a gain of $60 on the sale of our GETRAG equity interests, a credit of $6 from settlement of an asbestos-related claim with an insurance company in liquidation proceedings, an impairment charge of $5 that was recorded in connection with the sale of the axle, differential and brake systems business serving the leisure, all-terrain and utility vehicle markets and a charge of $53 for the write-off of unamortized original issue discount and deferred financing costs associated with refinancing our term facility and modifying our credit facilities, as more fully described in Notes 2, 13 and 15 to the consolidated financial statements in Item 8.

Interest expense — Interest expense was $84 for 2012 and $79 for 2011. The higher interest expense in 2012 is due to higher average debt levels and a higher average effective interest rate on outstanding debt. The average effective interest rate, inclusive of amortization of debt issuance costs, approximated 8.2% for 2012 as compared to 8.0% in 2011.

Income tax expense — Income tax expense of our continuing operations was $51 and $87 in 2012 and 2011. The effective income tax rate varies from the U.S. federal statutory rate of 35% primarily due to the effects of, and adjustments to, valuation allowances in several countries (including the U.S.), nondeductible expenses, different statutory rates outside the U.S. and withholding taxes as discussed in Note 17 to the consolidated financial statements in Item 1 of Part I.

In the U.S. and certain other countries, our recent history of operating losses does not allow us to satisfy the "more likely than not" criterion for recognition of deferred tax assets. Therefore, there is generally no income tax recognized on the pre-tax income or losses in these jurisdictions as valuation allowance adjustments offset the associated tax effects.

Tax expense in 2012 includes a benefit of $54 for the release of valuation allowances relating to Canada and the UK. In 2011, tax expense was favorably impacted by $8 for valuation allowance releases in Spain and Mexico and by $12 for the recovery of taxes paid in India in connection with our bankruptcy reorganization in 2008.

Equity in earnings of affiliates — Equity investments provided net earnings of $2 and $21 in 2012 and 2011. Certain equity interests in GETRAG businesses that contributed $8 of earnings in 2011 were sold in September 2011. Our equity in earnings of DDAC was down $9 from 2011, primarily due to weakening demand in China's commercial vehicle market. Dana Rexroth Transmission Systems was formed during the fourth quarter of 2011. Dana's share of losses in 2012 was $2 higher than in 2011, as the venture continued its product development efforts.

Summary Consolidated Results of Operations (2011 versus 2010)

	2011	2010	Increase/ (Decrease)
Net sales	$7,544	$5,921	$1,623
Cost of sales	6,647	5,270	1,377
Gross margin	897	651	246
Selling, general and administrative expenses	407	395	12
Amortization of intangibles	77	61	16
Restructuring charges, net	82	74	8
Other income, net	54	23	31
Income from continuing operations before interest expense and income taxes	$ 385	$ 144	$ 241
Income from continuing operations	$ 240	$ 36	$ 204
Loss from discontinued operations	$ (8)	$ (21)	$ 13
Net income attributable to the parent company	$ 219	$ 11	$ 208

Sales — The following table shows changes in our sales by geographic region.

				Amount of Change Due To		
	2011	2010	Increase/ (Decrease)	Currency Effects	Acquisitions	Organic Change
North America	$3,337	$2,836	$ 501	$ 9	$ —	$ 492
Europe	2,094	1,579	515	112		403
South America	1,334	783	551	36	390	125
Asia Pacific	779	723	56	35	14	7
Total	$7,544	$5,921	$1,623	$192	$404	$1,027

Sales increased $1,623 in 2011 as compared to 2010. The overall strengthening of several international currencies against the U.S. dollar accounted for $192 of the increase. Acquisition activity added $404 to sales, with the strategic agreement with SIFCO completed in February 2011 and the Axles India purchase in June 2011. The $1,027 of organic growth — the change in sales attributable primarily to market volume, pricing and mix — represents an increase of 17% over our 2010 sales.

The increase in sales in North America during 2011, adjusted for the effects of currency, totaled $492 — a 17% increase on 2010 sales. The growth was largely due to increased OEM production levels in the light vehicle and medium/heavy truck markets. Light vehicle production levels were 10% higher in 2011 while medium/heavy truck market production was up about 57%. In the off-highway sector, sales increased more than 20%, primarily due to stronger 2011 demand levels.

Excluding currency effects, our 2011 sales in Europe were 26% higher than in 2010. Our businesses in Europe benefited from improved medium/heavy vehicle production levels, which were more than 30% higher than in 2010, and light vehicle production which was about 5% stronger. Higher demand levels in the off-highway markets helped drive a sales increase of about 45%.

In South America, sales benefited by $390 in 2010 from the SIFCO agreement. Exclusive of this effect and currency movement, 2011 sales in South America were up 16% versus 2010, primarily as a result of stronger production levels. The organic sales growth of 1% in Asia Pacific reflects overall production levels for the region which were about the same as 2010, tempered by the effects of the 2011 earthquake in Japan and floods in Thailand.

Cost of sales and gross margin — Cost of sales increased 26%, less than the increase in sales which reduced cost of sales as a percent of sales to 88.1% of sales in 2011 from 89.0% of sales in 2010. Higher production levels contributed to improved absorption of fixed costs. Additionally, manufacturing costs benefited from our restructuring initiatives and continued cost reduction efforts. Higher material commodity prices, partially offset by other material cost reduction actions, increased cost of sales in 2011 by about $50. Higher sales levels, net cost reductions and pricing improvement combined to improve gross margin to $897 (11.9% of sales) in 2011 from $651 (11.0% of sales) in 2010.

Selling, general and administrative expenses (SG&A) — SG&A expenses in 2011 were $407 (5.4% of sales) as compared to $395 (6.7% of sales) in 2010. The modest increase in expenses is primarily attributable to overall stronger international currencies relative to the U.S. dollar and to strategic growth initiative related costs. Favorably impacting year over year SG&A expenses was $6 of lower costs attributable to asbestos-related claim activity.

Restructuring charges, net — Restructuring charges were $8 higher in 2011, consisting primarily of employee separation costs and exit costs associated with workforce reduction actions and facility closures. In 2010, we recognized separation costs associated with the planned closure of our Kalamazoo, Michigan and Yennora, Australia operations. We also implemented workforce reduction actions primarily in our operations in Europe and Venezuela, while continuing to implement previously initiated actions. In 2011, we continued to take actions to further consolidate our U.S. manufacturing facilities and reduce administrative workforce levels. Additionally, in March 2011, we entered into an agreement to settle the lease obligation associated with our Yennora facility. The cost associated with this settlement approximated $20.

Other income, net — Other income, net was $54 for 2011 and $23 for 2010. Other income, net in 2011 included interest income of $27, government grants and incentives of $10 and strategic transaction expenses of $10. In addition, our 2011 results include a gain of $60 on the sale of our GETRAG equity interests, a credit of $6 from settlement of an asbestos-related claim with an insurance company in liquidation proceedings, an impairment charge of $5 that was recorded in connection with the sale of the axle, differential and brake systems business serving the leisure, all-terrain and utility vehicle markets and a charge of $53 for the write-off of unamortized original issue discount and deferred financing costs associated with refinancing our term facility and modifying our credit facilities. Other income in 2010 included interest income of $30, government grants and incentives of $6, net foreign exchange losses of $19 and strategic transaction expenses of $4. In addition, our 2010 results include a charge of $7 for the write-off of unamortized original issue discount associated with repayments on our then outstanding term facility.

Interest expense — Interest expense was $79 for 2011 and $89 for 2010, including the write-off of $3 of deferred financing costs in 2010. The lower interest expense in 2011 is primarily due to lower average debt levels, a lower average effective interest rate on outstanding debt and no write-off of deferred financing costs being included in interest expense in 2011. Average effective interest rates, inclusive of amortization of debt issuance costs and original issue discount, approximated 8.0% in 2011 as compared to 8.3% in 2010.

Income tax expense — Income tax expense of our continuing operations was $87 and $30 for 2011 and 2010. The effective income tax rate varies from the U.S. federal statutory rate of 35% primarily due to the effects of, and adjustments to, valuation allowances in several countries (including the U.S.), nondeductible expenses, different statutory rates outside the U.S. and withholding taxes as discussed in Note 17 to the consolidated financial statements in Item 8. In 2011, income tax expense was reduced by $12 for the recovery of taxes paid in India in connection with our bankruptcy reorganization in 2008 and by $8 for the release of valuation allowances against deferred tax assets in Spain and Mexico where our improved profitability no longer required that valuation allowances be maintained. During 2010, we reorganized our operations in Brazil to merge profit generating activities into a dormant subsidiary with deferred tax assets that were offset by valuation allowances. In connection with this action, we determined that the valuation allowances were no longer required. Reversal of these valuation allowances resulted in a tax benefit of $16.

In the U.S. and certain other countries, our recent history of operating losses does not allow us to satisfy the "more likely than not" criterion for recognition of deferred tax assets. Therefore, there is generally no income tax recognized on the pre-tax income or losses of these jurisdictions as valuation allowance adjustments offset the associated tax effect. As described in Note 17 to the consolidated financial statements in Item 8, an exception to the general rule occurs when there is a pre-tax loss from operations in a country where a valuation allowance has been recorded and there is pre-tax income in categories such as other comprehensive income (OCI). The tax benefit allocated to operations is the amount by which the loss from operations reduces the tax expense recorded with respect to the other categories of earnings. Due to the application of this exception for 2010, we recognized an income tax benefit of $5 on pre-tax losses of operations in the U.S. This exception was not applicable for 2011.

Equity in earnings of affiliates — Equity investments provided net earnings of $21 in 2011 as compared to $11 in 2010. During June 2011, we increased our investment in DDAC qualifying it as an equity investment. Our equity interest in DDAC provided equity earnings of $8 in 2011 versus $1 in 2010 after revising the prior year to reflect our previous 4% investment under the equity method.

Segment Results of Operations (2012 versus 2011)

Segment Sales

				Amount of Change Due To		
	2012	2011	Increase/ (Decrease)	Currency Effects	Acquisitions and Divestitures	Organic Change
LVD	$2,743	$2,696	$ 47	$ (66)	$ —	$ 113
Power Technologies	1,012	1,042	(30)	(41)		11
Commercial Vehicle	1,960	2,245	(285)	(116)	29	(198)
Off-Highway	1,509	1,560	(51)	(99)	(15)	63
Eliminations and other		1	(1)			(1)
Total	$7,224	$7,544	$(320)	$(322)	$ 14	$ (12)

Our LVD segment serves the light vehicle market. Exclusive of currency effects, LVD sales for 2012 were 4% higher than in 2011. Stronger light vehicle production levels in North America, principally on certain full frame light truck platforms, and new customer programs were the primary drivers of the year-over-year organic sales increase. Partially offsetting those benefits were lower production levels in South America and the scheduled roll-off of certain vehicle programs in North and South America.

Power Technologies primarily serves the light vehicle market, but also sells product to the medium/heavy truck and off-highway markets. Sales in 2012, net of currency effects, were up 1%. Stronger North America and Asia Pacific production levels more than offset the weaker production in Europe and South America.

After adjusting for the effects of currency movements, 2012 sales in our Commercial Vehicle segment were down about 9% compared to 2011. Our significant medium/heavy truck presence in South America has been adversely impacted by a changeover in emission regulations in Brazil. Along with other factors, this contributed to lower production levels in South America of more than 20% versus the comparative period. Partially offsetting the lower sales in South America were stronger 2012 North America medium/heavy truck production levels which were up about 11% compared to 2011.

Sales, net of currency effects, in our Off-Highway segment were up about 4% from 2011. Global demand levels in the construction and agriculture segments of this market were up about 5% from 2011.

Segment EBITDA

	2012	2011	Increase/ (Decrease)
Segment EBITDA			
LVD	$ 263	$ 262	$ 1
Power Technologies	137	139	(2)
Commercial Vehicle	199	218	(19)
Off-Highway	189	166	23
Total Segment EBITDA	788	785	3
Corporate expense and other items, net	(11)	(21)	10
Structures EBITDA	4	1	3
Adjusted EBITDA*	781	765	16
Depreciation and amortization	(275)	(302)	27
Restructuring	(47)	(82)	35
Interest expense, net	(60)	(52)	(8)
Structures EBITDA	(4)	(1)	(3)
Other**	(31)	(22)	(9)
Income from continuing operations before income taxes	364	306	58
Income tax expense	51	87	(36)
Equity in earnings of affiliates	2	21	(19)
Income from continuing operations	315	240	75
Loss from discontinued operations		(8)	8
Net income	$ 315	$ 232	$ 83

* See discussion of non-GAAP financial measures below.

** Other includes loss on extinguishment of debt, strategic transaction expenses, stock compensation expense, loss on sales of assets, impairment of long-lived assets, gain on sale of equity investment and foreign exchange costs and benefits. See Note 19 to the consolidated financial statements in Item 8 for additional details.

Non-GAAP financial measures — The table above refers to adjusted EBITDA, a non-GAAP financial measure which we have defined as earnings from continuing and discontinued operations before interest, taxes, depreciation, amortization, non-cash equity grant expense, restructuring expense and other nonrecurring items (gain/loss on debt extinguishment or divestitures, impairment, etc.). The most significant impact on Dana's ongoing results of operations as a result of applying fresh start accounting following our emergence from bankruptcy was higher depreciation and amortization. By using adjusted EBITDA, a performance measure which excludes depreciation and amortization, the comparability of results is enhanced. Management also believes that adjusted EBITDA is an important measure since the financial covenants in our debt agreements are based, in part, on adjusted EBITDA. Adjusted EBITDA should not be considered a substitute for income before income taxes, net income or other results reported in accordance with GAAP. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

LVD segment EBITDA of $263 was essentially flat with prior year EBITDA of $262, with EBITDA margin of 9.6% of sales in 2012 being comparable to 2011 margin of 9.7%. Higher sales, resulting from stronger market production levels, net of scheduled program roll-offs, increased year-over-year earnings by about $13. Pricing and material recovery actions contributed around $30 of year-over-year profit improvement. Offsetting these favorable earnings impacts were higher net material costs of approximately $26, currency effects of $12 and other items.

In the Power Technologies segment, EBITDA of $137 was $2 lower than in 2011. EBITDA as a percent of sales was 13.5% in 2012 compared to 13.3% in 2011. Sales volumes had a minimal impact on year-over-year profit. Net material cost savings of about $7 and lower warranty cost of $3 were more than offset by pricing reductions of $4, adverse currency effects of $3 and net costs associated with other items.

Commercial Vehicle segment EBITDA in 2012 of $199 was $19 lower than 2011, with EBITDA margin of 10.2% for 2012 up 50 basis points from 9.7% of sales in 2011. Lower sales volumes were the primary reason for reduced EBITDA, reducing profit by about $50 as compared to last year. Increased net material costs adversely impacted profit by $13, with currency effects of $12 and other items additionally contributing to reduce year-over-year profit. Partially offsetting these developments was improved pricing, principally for material cost recovery, of about $60.

In our Off-Highway segment, 2012 EBITDA was up $23 from 2011, resulting in EBITDA margins of 12.5% in 2012 compared to 10.6% in 2011. The EBITDA improvement was driven by stronger overall sales volume, which contributed about $8, pricing and material recovery actions which added around $19 and net material cost saving of about $15. Partially offsetting these items was negative currency effects of about $18.

Segment Results of Operations (2011 versus 2010)

Segment Sales

				Amount of Change Due To		
	2011	2010	Increase/ (Decrease)	Currency Effects	Acquisitions	Organic Change
LVD	$2,696	$2,397	$ 299	$ 42	$ —	$ 257
Power Technologies	1,042	927	115	39		76
Commercial Vehicle	2,245	1,463	782	46	404	332
Off-Highway	1,560	1,131	429	65		364
Other	1	3	(2)			(2)
Total	$7,544	$5,921	$1,623	$192	$404	$1,027

Our LVD and Power Technologies segments principally serve the light vehicle markets. Exclusive of currency effects, LVD and Power Technologies sales for 2011 were 11% and 8% higher than in 2010. The higher sales were due primarily to increased light vehicle production levels.

Commercial Vehicle sales in 2011 benefited from the inclusion of sales associated with the strategic agreement with SIFCO completed at the beginning of February 2011 and the Axles India acquisition in June 2011. After adjusting for these transactions and the effects of currency movements, 2011 sales in this segment were up 23% from 2010. This segment benefited from significantly higher medium/heavy truck production levels in 2011, with production in North America being up about 57% and Europe being more than 30% higher than last year.

Sales, net of currency effects, in our Off-Highway segment were up 32% from 2010, principally due to stronger 2011 demand in the construction, agriculture and other segments of this market.

Segment EBITDA

	2011	2010	Increase/ (Decrease)
Segment EBITDA			
LVD	$ 262	$ 227	$ 35
Power Technologies	139	125	14
Commercial Vehicle	218	139	79
Off-Highway	166	98	68
Total Segment EBITDA	785	589	196
Corporate expense and other items, net	(21)	(42)	21
Structures EBITDA	1	6	(5)
Adjusted EBITDA*	765	553	212
Depreciation and amortization	(302)	(308)	6
Restructuring	(82)	(74)	(8)
Interest expense, net	(52)	(59)	7
Structures EBITDA	(1)	(6)	5
Other**	(22)	(51)	29
Income from continuing operations before income taxes	306	55	251
Income tax expense	87	30	57
Equity in earnings of affiliates	21	11	10
Income from continuing operations	240	36	204
Loss from discontinued operations	(8)	(21)	13
Net income	$ 232	$ 15	$217

* See discussion of non-GAAP financial measures above.

** Other includes loss on extinguishment of debt, strategic transaction expenses, stock compensation expense, gains and losses on sale of assets, impairment of long-lived assets, gain on sale of equity investments, warranty claim settlement and foreign exchange costs and benefits. See Note 19 to the consolidated financial statements in Item 8 for additional details.

LVD segment EBITDA of $262 improved $35 in 2011. EBITDA as a percent of LVD sales improved to 9.7% in 2011 from 9.5% in 2010. Higher sales volumes, the result of stronger market production levels, increased earnings by about $47 with additional earnings improvement coming from cost reductions. The profit improvement from these actions was partially offset by higher commodity material costs, net of recoveries, and by certain pricing actions that favorably impacted 2010 but did not continue into 2011.

In the Power Technologies segment, EBITDA of $139 for 2011 was up $14 over 2010. EBITDA as a percent of sales of 13.3% in 2011 was about the same as in the previous year. Higher sales volumes from increased production levels contributed about $19 of the increase. Cost reduction and other benefits were more than offset by higher raw material and warranty costs.

Commercial Vehicle segment EBITDA for 2011 was $218, an increase of $79 over 2010. Segment EBITDA as a percent of sales in 2011 was 9.7%, up from 9.5% in 2010. Stronger production levels in this segment's established markets added $32 to the increased segment EBITDA, with the SIFCO transaction adding another $38. For the comparative periods, pricing and cost reduction actions more than offset higher material commodity costs, net of recoveries, and higher premium freight costs incurred to satisfy customer requirements.

In our Off-Highway segment, segment EBITDA of $166 for 2011 was up $68 from 2010. Improving market conditions in this business drove stronger sales volume which increased year-over-year segment EBITDA by about $51. The additional improvement in earnings came principally from pricing actions and cost reductions, more than offsetting increased commodity material costs, net of recoveries. With the higher sales and other benefits, segment EBITDA margin improved to 10.6% for 2011 from 8.7% in 2010.

Liquidity

Our global liquidity at December 31, 2012 was as follows:

Cash and cash equivalents	$1,059
Less: Deposits supporting obligations	(24)
Available cash	1,035
Additional cash availability from lines of credit in the U.S. and Europe	340
Marketable securities	60
Total global liquidity	$1,435

Cash deposits are maintained to provide credit enhancement for certain agreements and are reported as part of cash and cash equivalents. For most of these deposits, the cash may be withdrawn if comparable security is provided in the form of letters of credit. Accordingly, these deposits are not considered to be restricted.

Marketable securities are included as a component of global liquidity as these investments can be readily liquidated at our discretion.

The components of our December 31, 2012 consolidated cash balance were as follows:

	U.S.	Non-U.S.	Total
Cash and cash equivalents	$256	$659	$ 915
Cash and cash equivalents held as deposits	2	22	24
Cash and cash equivalents held at less than wholly-owned subsidiaries	3	117	120
Consolidated cash balance	$261	$798	$1,059

A portion of the non-U.S. cash and cash equivalents is utilized for working capital and other operating purposes. Several countries have local regulatory requirements that significantly restrict the ability of our operations to repatriate this cash. Beyond these restrictions, there are practical limitations on repatriation of cash from certain subsidiaries because of the resulting tax withholdings and subsidiary by-law restrictions which could limit our ability to access cash and other assets.

The principal sources of liquidity available for our future cash requirements are expected to be (i) cash flows from operations, (ii) cash and cash equivalents on hand, (iii) borrowings from our European accounts receivable backed credit facility and (iv) borrowings from our revolving facility. We believe that our overall liquidity and operating cash flow will be sufficient to meet our anticipated cash requirements for capital expenditures, working capital, debt obligations and other commitments during the next twelve months. While uncertainty surrounding the current economic environment could adversely impact our business, based on our current financial position, we believe it is unlikely that any such effects would preclude us from maintaining sufficient liquidity.

At December 31, 2012, there was $86 of availability, but no borrowings, under our European accounts receivable backed credit facility based on the effective borrowing base. At December 31, 2012, we had no borrowings under the revolving facility but we had utilized $71 for letters of credit. Based on our borrowing base collateral, we had availability as of that date under the revolving facility of $254 after deducting the outstanding letters of credit. As a result, we had aggregate additional borrowing availability of $340 under these credit facilities.

On October 25, 2012, our Board of Directors approved a share repurchase program for up to $250 of our outstanding shares of common stock over a two-year period. We plan to repurchase shares utilizing available excess cash either in the open market or through privately negotiated transactions. Stock repurchases are subject to prevailing market conditions and other considerations.

In February 2013, the Venezuela government announced a devaluation of their currency from 4.3 bolivars to the U.S. dollar to 6.3 bolivars to the U.S. dollar. Based on our net monetary assets denominated in bolivars at the time of the devaluation, we expect to take a one-time charge resulting from the devaluation of about

$7 in our results for the quarter ending March 31, 2013. We are continuing to evaluate the full effects of the devaluation, which we currently believe could offset some of the one-time cost over the full year 2013. The Venezuelan government maintains tight controls over its currency exchange market. These restrictions could affect our Venezuelan operations' ability to pay obligations denominated in U.S. dollars as well our ability to benefit from those operations.

From time to time, depending upon market, pricing and other conditions, as well as our cash balances and liquidity, we may seek to acquire notes or other indebtedness or other securities of the Company, including shares of our preferred stock, through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. There can be no assurance that we will pursue any such transactions in the future, as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing and governance documents.

Cash Flow

	2012	2011	2010
Cash provided by (used for) changes in working capital	$ 21	$(121)	$ 33
Reorganization-related tax claim payment			(75)
Other cash provided by operations	318	491	329
Net cash provided by operating activities	339	370	287
Net cash provided by (used in) investing activities	(161)	(344)	17
Net cash used in financing activities	(55)	(148)	(144)
Net increase (decrease) in cash and cash equivalents	$ 123	$(122)	$ 160

Operating activities — The table above summarizes our consolidated statement of cash flows. Exclusive of working capital and a reorganization-related tax claim payment in 2010, other cash provided by operations was $318 during 2012 compared to $491 during 2011 and $329 during 2010. The decrease in 2012 was due primarily to $212 of contributions to the U.S. defined benefit pension plans in 2012 as compared to $30 in 2011 and an increased use of cash for the payment of income taxes, partially offset by higher operating earnings. The increase in 2011 was due primarily to an increased level of operating earnings partially offset by an increased use of cash for payment of income taxes.

Working capital generated cash of $21 in 2012 versus using cash of $121 in 2011. Lower sales levels in 2012 as compared to 2011 resulted in decreased levels of receivables and inventories. Cash of $146 was generated from declining receivables in 2012 versus a use of $258 to finance increased receivables in 2011. We also generated $38 from lower inventory levels versus a use of cash of $99 to fund higher inventory levels in 2011. Largely offsetting the generation of cash resulting from decreased levels of receivables and inventories in 2012 was a $163 use of cash to reduce accounts payable and other net liabilities. In 2011, the cash used for higher receivables and inventory was partially offset by cash provided by increases in accounts payable and other net liabilities of $236, which was reduced by a payment of $25 in 2011 for satisfaction of an accrued warranty settlement.

Working capital used cash of $121 in 2011 as compared to cash generation of $33 in 2010. Higher sales levels in 2011 as compared to 2010 resulted in increased levels of receivables and inventory. Cash of $258 was used in 2011 to finance increased receivables versus a use of $88 in 2010. We also used cash of $99 and $108 to fund higher inventory levels in 2011 and 2010. Partially offsetting the cash use for higher receivables and inventory in both 2011 and 2010 was cash provided by increases in accounts payable and other net liabilities of $236 in 2011 and $229 in 2010. Partially offsetting the increased accounts payable and other liabilities in 2011 was a payment of $25 for satisfaction of an accrued warranty settlement and payments of liabilities accrued at the end of 2010 under our incentive compensation programs.

Investing activities — During 2012, we paid $12 related to our strategic alliance with Fallbrook and we received proceeds of $8 from the sale of our axle, differential and brake systems business serving the leisure, all-terrain and utility vehicle markets. In 2011, we paid $150 to enter our strategic agreement with SIFCO, $124 to increase our ownership in DDAC, $13 to acquire the axle drive head and final assembly business of

Axles India and $8 to form a joint venture, Dana Rexroth Transmission Systems, with Bosch Rexroth. The sale of our GETRAG equity interests in 2011 provided $136. The sale of the Structural Products business provided $118 in 2010 with $16 of additional proceeds in 2011 under the earn-out provision of the sale agreement. Expenditures for property, plant and equipment in 2012 were $164 as compared to $196 in 2011 and $120 in 2010.

Financing activities — During 2012, we increased borrowings primarily in international locations experiencing historically favorable interest rates. We used $31 for dividend payments to preferred stockholders, $30 for dividend payments to common stockholders and $15 to repurchase common stock under our $250 share repurchase program. We used cash of $867 in 2011 to refinance our term debt. In connection with the refinancing, we received proceeds from the issuance of Senior Notes of $750 and used $26 for issuance costs associated with the term debt refinancing and restructuring of other financing arrangements. We also used $31 for dividend payments to preferred stockholders. The $144 use of cash in 2010 for financing activities was principally due to repaying term debt with proceeds from the sale of the Structural Products business. Dividend payments to preferred stockholders consumed cash of $66 in 2010, including $34 for previously accrued dividends. Partially offsetting these 2010 cash uses were proceeds of $52 from the issuance of long-term debt.

Contractual Obligations

We are obligated to make future cash payments in fixed amounts under various agreements. The following table summarizes our significant contractual obligations as of December 31, 2012.

Contractual Cash Obligations	Total	Payments Due by Period			
		2013	2014 – 2015	2016 – 2017	After 2017
Long-term debt[1]	$ 859	$ 56	$ 39	$ 6	$758
Interest payments[2]	386	58	104	101	123
Leases[3]	209	43	79	33	54
Unconditional purchase obligations[4]	121	117	3	1	
Pension contribution[5]	15	15			
Retiree health care benefits[6]	70	7	14	14	35
Uncertain income tax positions[7]					
Total contractual cash obligations	$1,660	$296	$239	$155	$970

Notes:

(1) Principal payments on long-term debt and capital lease obligations in place at December 31, 2012.

(2) These amounts represent future interest payments based on the debt and capital leases in place at December 31, 2012 and the interest rates applicable to such obligations.

(3) Operating leases related to real estate, vehicles and other assets.

(4) The unconditional purchase obligations presented are comprised principally of commitments for procurement of fixed assets and the purchase of raw materials.

(5) This amount represents estimated 2013 minimum required contributions to our global defined benefit pension plans. We have not estimated pension contributions beyond 2013 due to the significant impact that return on plan assets and changes in discount rates might have on such amounts. The amount excludes $40 we currently plan to voluntarily contribute to our U.S. plans in 2013.

(6) This amount represents estimated payments under our non-U.S. retiree health care programs. Obligations under the non-U.S. retiree health care programs are not fixed commitments and will vary depending on various factors, including the level of participant utilization and inflation. Our estimates of the payments to be made in the future consider recent payment trends and certain of our actuarial assumptions.

(7) We are not able to reasonably estimate the timing of payments related to uncertain tax positions because the timing of settlement is uncertain. The above table does not reflect unrecognized tax benefits at December 31, 2012 of $108. See Note 17 to our consolidated financial statements in Item 8 for additional discussion.

Preferred dividends accrued but not paid were $8 at the end of both 2012 and 2011.

At December 31, 2012, we maintained cash balances of $24 on deposit with financial institutions to support surety bonds, letters of credit and bank guarantees and to provide credit enhancements for certain lease agreements. These surety bonds enable us to self-insure our workers compensation obligations. We accrue the estimated liability for workers compensation claims, including incurred but not reported claims. Accordingly, no significant impact on our financial condition would result if the surety bonds were called.

Contingencies

For a summary of litigation and other contingencies, see Note 15 to our consolidated financial statements in Item 8. We believe that any liabilities beyond the amounts already accrued that may result from these contingencies will not have a material adverse effect on our liquidity, financial condition or results of operations.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires us to use estimates and make judgments and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Considerable judgment is often involved in making these determinations. Critical estimates are those that require the most difficult, subjective or complex judgments in the preparation of the financial statements and the accompanying notes. We evaluate these estimates and judgments on a regular basis. We believe our assumptions and estimates are reasonable and appropriate. However, the use of different assumptions could result in significantly different results and actual results could differ from those estimates. The following discussion of accounting estimates is intended to supplement the Summary of Significant Accounting Policies presented as Note 1 to our consolidated financial statements in Item 8.

Income taxes — Accounting for income taxes is complex, in part because we conduct business globally and therefore file income tax returns in numerous tax jurisdictions. Significant judgment is required in determining the income tax provision, uncertain tax positions, deferred tax assets and liabilities and the valuation allowances recorded against our net deferred tax assets. A valuation allowance is provided when, in our judgment based upon available information, it is more likely than not that a portion of such deferred tax assets will not be realized. To make this assessment, we consider the historical and projected future taxable income or loss in different tax jurisdictions and we review our tax planning strategies. We have recorded valuation allowances against deferred tax assets in the U.S. and other foreign jurisdictions where realization has been determined to be uncertain. Since future financial results may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary.

In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is less than certain. We are regularly under audit by the various applicable tax authorities. Although the outcome of tax audits is always uncertain, we believe that we have appropriate support for the positions taken on our tax returns and that our annual tax provisions include amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. See additional discussion of our deferred tax assets and liabilities in Note 17 to our consolidated financial statements in Item 8.

Retiree benefits — Accounting for pensions and other postretirement benefits (OPEB) involves estimating the cost of benefits to be provided well into the future and attributing that cost to the time period each employee works. These plan expenses and obligations are dependent on assumptions developed by us in consultation with our outside advisors such as actuaries and other consultants and are generally calculated independently of funding requirements. The assumptions used, including inflation, discount rates, investment returns, life expectancies, turnover rates, retirement rates, future compensation levels and health care cost trend rates, have a significant impact on plan expenses and obligations. These assumptions are regularly reviewed and modified when appropriate based on historical experience, current trends and the future outlook. Changes in one or more of the underlying assumptions could result in a material impact to our consolidated financial statements in any given period. If actual experience differs from expectations, our financial position and results of operations in future periods could be affected.

The inflation assumption is based on an evaluation of external market indicators. Retirement, turnover and mortality rates are based primarily on actual plan experience. Health care cost trend rates are developed based on our actual historical claims experience, the near-term outlook and an assessment of likely long-term trends. For our largest plans, discount rates are based upon the construction of a theoretical bond portfolio, adjusted according to the timing of expected cash flows for the future obligations. A yield curve is developed based on a subset of these high-quality fixed-income investments (those with yields between the 40th and 90th percentiles). The projected cash flows are matched to this yield curve and a present value developed which is then calibrated to develop a single equivalent discount rate. Pension benefits are funded through deposits with trustees that satisfy, at a minimum, the applicable funding regulations. For our largest defined benefit pension plans, expected investment rates of return are based upon input from the plans' investment advisors and actuary regarding our expected investment portfolio mix, historical rates of return on those assets, projected future asset class returns, the impact of active management and long-term market conditions and inflation expectations. We believe that the long-term asset allocation on average will approximate the targeted allocation and we regularly review the actual asset allocation to periodically rebalance the investments to the targeted allocation when appropriate. OPEB benefits are funded as they become due.

Actuarial gains or losses may result from changes in assumptions or when actual experience is different from that expected. Under the applicable standards, those gains and losses are not required to be immediately recognized in our results of operations as expense, but instead may be deferred as part of accumulated other comprehensive income (AOCI) and amortized into expense over future periods.

Our U.S. defined benefit pension plans comprise 87% of our consolidated defined benefit pension obligations at December 31, 2012. These plans were frozen in connection with our emergence from bankruptcy reorganization in 2008. As such, there have been no service-related costs since that time, and changes in our net obligations are principally attributable to changing discount rates and the performance of plan assets. Pension obligations are valued using discount rates established annually in consultation with our outside actuarial advisors using a theoretical bond portfolio, adjusted according to the timing of expected cash flows for our future obligations. Declining discount rates increase the present value of future pension obligations — a 25 basis point decrease in the discount rate would increase our U.S. pension liability by about $56. When establishing expected long-term rates of return on pension plan assets, we consider historical performance and forward looking return estimates reflective of our portfolio mix and expected investment strategy. Our investment strategy and portfolio complexion is described in Note 11 of the consolidated financial statements in Item 8. Over the past three years, our actual returns on plan assets have exceeded our expectations. Based on the portion of assets directed to fixed income, immunizing type investments, we will continue to use 7.0% as our expected return on plan assets assumption for 2013.

At December 31, 2012, we have approximately $560 of unrecognized losses relating to our U.S. pension plans. Actuarial gains and losses — primarily the result of discount rate changes and differences between actual and expected asset returns — are deferred in AOCI and amortized to expense following the corridor approach. We use the average remaining service period of active participants unless almost all of the plan's participants are inactive, in which case we use the average remaining life expectancy of inactive participants.

Actuarial gains and losses can also impact required cash contributions. Based on the current funded status of our U.S. plans, there are no minimum contribution requirements for 2013. We presently plan to make voluntary contributions of $40 in 2013.

See additional discussion of our pension and OPEB obligations in Note 11 to our consolidated financial statements in Item 8.

Goodwill and other indefinite-lived intangible assets — Our goodwill and other indefinite-lived intangible assets are tested for impairment as of October 31 of each year for all of our reporting units, and more frequently if events occur or circumstances change that would warrant such a review. We make significant assumptions and estimates about the extent and timing of future cash flows, growth rates and discount rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to a high degree of uncertainty. We also utilize market valuation models which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We use our internal forecasts, which we update quarterly, to make our cash flow projections. These forecasts are based on our knowledge of our customers' production forecasts, our assessment of market growth rates, net new business, material and labor cost estimates, cost recovery agreements with customers and our estimate of savings expected from our restructuring activities.

The most likely factors that would significantly impact our forecasts are changes in customer production levels and loss of significant portions of our business. We believe that the assumptions and estimates used in the assessment of the goodwill in our Off-Highway reporting unit and our other indefinite-lived intangible assets as of October 31, 2012 were reasonable. There is a significant excess of fair value over the carrying value of these assets at December 31, 2012.

Long-lived assets with definite lives — We perform impairment analyses on our property, plant and equipment and our definite-lived intangible assets whenever events and circumstances indicate that the carrying amounts of the assets may not be recoverable. When indications are present, we compare the estimated future undiscounted net cash flows of the operations to which the assets relate to the carrying amounts of such assets. We utilize the cash flow projections discussed above for property, plant and equipment and amortizable intangibles. We group the assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the undiscounted future cash flows using the life of the primary assets. If the carrying amounts of the long-lived assets are not recoverable from future cash flows and exceed their fair value, an impairment loss is recognized to reduce the carrying amounts of the long-lived assets to their fair value. Fair value is determined based on discounted cash flows, third party appraisals or other methods that provide appropriate estimates of value. Determining whether a triggering event has occurred, performing the impairment analysis and estimating the fair value of the assets require numerous assumptions and a considerable amount of management judgment. We are evaluating strategic opportunities for a portion of our business in Argentina having net assets of approximately $10 at December 31, 2012. Depending on the ultimate course of action, as determined by management and accepted by the Argentina government, an impairment of these assets could be triggered.

Warranty — Costs related to product warranty obligations are estimated and accrued at the time of sale with a charge against cost of sales. Warranty accruals are evaluated and adjusted as appropriate based on occurrences giving rise to potential warranty exposure and associated experience. Warranty accruals and adjustments require significant judgment, including a determination of our involvement in the matter giving rise to the potential warranty issue or claim, our contractual requirements, estimates of units requiring repair and estimates of repair costs. If actual experience differs from expectations, our financial position and results of operations in future periods could be affected.

Contingency reserves — We have numerous other loss exposures, such as environmental claims, product liability and asbestos claims, and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability based on the information presently known to us. New information and developments in these matters could materially affect our recorded liabilities.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to fluctuations in foreign currency exchange rates, commodity prices for products we use in our manufacturing and interest rates. To reduce our exposure to these risks, we maintain risk management controls to monitor these risks and take appropriate actions to attempt to mitigate such forms of market risks.

Foreign currency exchange rate risk — The majority of our foreign currency exposures are associated with cross-currency intercompany loans, intercompany and third party sales and purchase transactions and third party debt. We use forward contracts to manage foreign currency exchange rate risks associated primarily with a portion of our forecasted foreign currency-denominated sales and purchase transactions and with certain foreign currency-denominated assets and liabilities. Foreign currency exposures are reviewed monthly and natural offsets are considered prior to entering into forward contracts.

Changes in the fair value of forward contracts treated as cash flow hedges are reported in OCI. Deferred gains and losses are reclassified to earnings in the same period in which the underlying transactions affect earnings. Changes in the fair value of forward contracts not treated as cash flow hedges are recognized in earnings in the period in which those changes occur. Changes in the fair value of forward contracts associated with product-related transactions are recorded in cost of sales, while those associated with non-product transactions are recorded in other income, net. See Note 14 to the consolidated financial statements in Item 8.

The following table summarizes the sensitivity of the fair value of our forward contracts at December 31, 2012 to a 10% change in foreign exchange rates (versus the U.S. dollar).

	10% Increase in Rates Gain (Loss)	**10% Decrease in Rates Gain (Loss)**
Foreign currency rate sensitivity:		
Forward contracts		
Long U.S. dollars	$(12)	$12
Short U.S. dollars	$ 4	$(4)

Commodity price risk — We do not utilize derivative contracts to manage commodity price risk. Our overall strategy is to pass through commodity risk to our customers in our pricing agreements. A substantial portion of our customer agreements include contractual provisions for the pass-through of commodity price movements. In instances where the risk is not covered contractually, we have generally been able to adjust customer pricing to recover commodity cost increases.

Interest rate risk — Our long-term debt portfolio consists mostly of fixed-rate instruments. Currently, we do not hold any derivative contracts that hedge our interest exposures but may consider such strategies in the future.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dana Holding Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Dana Holding Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(3)presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Toledo, Ohio
February 21, 2013

Dana Holding Corporation

Consolidated Statement of Operations
(In millions except per share amounts)

	2012	2011	2010
Net sales	$7,224	$7,544	$5,921
Costs and expenses			
Cost of sales	6,250	6,647	5,270
Selling, general and administrative expenses	424	407	395
Amortization of intangibles	74	77	61
Restructuring charges, net	47	82	74
Other income, net	19	54	23
Income from continuing operations before interest expense and income taxes	448	385	144
Interest expense	84	79	89
Income from continuing operations before income taxes	364	306	55
Income tax expense	51	87	30
Equity in earnings of affiliates	2	21	11
Income from continuing operations	315	240	36
Loss from discontinued operations		(8)	(21)
Net income	315	232	15
Less: Noncontrolling interests net income	15	13	4
Net income attributable to the parent company	300	219	11
Preferred stock dividend requirements	31	31	32
Net income (loss) available to common stockholders	$ 269	$ 188	$ (21)
Net income (loss) per share available to parent company common stockholders:			
Basic:			
Income from continuing operations	$ 1.82	$ 1.34	$ —
Loss from discontinued operations	$ —	$ (0.06)	$ (0.15)
Net income (loss)	$ 1.82	$ 1.28	$ (0.15)
Diluted:			
Income from continuing operations	$ 1.40	$ 1.05	$ —
Loss from discontinued operations	$ —	$ (0.03)	$ (0.15)
Net income (loss)	$ 1.40	$ 1.02	$ (0.15)
Weighted-average common shares outstanding			
Basic	148.0	146.6	140.8
Diluted	214.7	215.3	140.8
Dividends declared per common share	$ 0.20	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

Dana Holding Corporation

Consolidated Statement of Comprehensive Income
(In millions)

	2012	2011	2010
Net income	$ 315	$ 232	$15
Less: Noncontrolling interests net income	15	13	4
Net income attributable to the parent company	300	219	11
Other comprehensive income (loss) attributable to the parent company, net of tax:			
Currency translation adjustments	(6)	(92)	15
Unrealized hedging gains and losses	13	(10)	
Unrealized investment and other gains and losses	2	(4)	2
Defined benefit plans	(152)	(48)	(9)
Other comprehensive income (loss) attributable to the parent company	(143)	(154)	8
Other comprehensive income (loss) attributable to noncontrolling interests, net of tax:			
Currency translation adjustments	1	(1)	6
Unrealized investment and other gains and losses		(1)	
Defined benefit plans	(1)		(1)
Other comprehensive income (loss) attributable to noncontrolling interests	—	(2)	5
Total comprehensive income attributable to the parent company	157	65	19
Total comprehensive income attributable to noncontrolling interests	15	11	9
Total comprehensive income	$ 172	$ 76	$28

The accompanying notes are an integral part of the consolidated financial statements.

Dana Holding Corporation

Consolidated Balance Sheet
(In millions except share and per share amounts)

	2012	2011
Assets		
Current assets		
Cash and cash equivalents	$1,059	$ 931
Marketable securities	60	56
Accounts receivable		
Trade, less allowance for doubtful accounts of $8 in 2012 and 2011	818	979
Other	170	165
Inventories	742	784
Other current assets	104	106
Total current assets	2,953	3,021
Goodwill	101	100
Intangibles	325	400
Other noncurrent assets	324	273
Investments in affiliates	202	198
Property, plant and equipment, net	1,239	1,285
Total assets	$5,144	$ 5,277
Liabilities and equity		
Current liabilities		
Notes payable, including current portion of long-term debt	$ 101	$ 71
Accounts payable	766	942
Accrued payroll and employee benefits	160	150
Accrued restructuring costs	23	21
Taxes on income	63	46
Other accrued liabilities	197	223
Total current liabilities	1,310	1,453
Long-term debt	803	831
Pension and postretirement obligations	715	762
Other noncurrent liabilities	368	393
Total liabilities	3,196	3,439
Commitments and contingencies (Note 15)		
Parent company stockholders' equity		
Preferred stock, 50,000,000 shares authorized		
Series A, $0.01 par value, 2,500,000 shares outstanding	242	242
Series B, $0.01 par value, 5,221,199 shares outstanding	511	511
Common stock, $0.01 par value, 450,000,000 shares authorized, 148,264,067 and 147,319,438 outstanding	2	1
Additional paid-in capital	2,668	2,643
Accumulated deficit	(762)	(1,001)
Treasury stock, at cost (1,797,988 and 645,734 shares)	(25)	(9)
Accumulated other comprehensive loss	(793)	(650)
Total parent company stockholders' equity	1,843	1,737
Noncontrolling equity	105	101
Total equity	1,948	1,838
Total liabilities and equity	$5,144	$ 5,277

The accompanying notes are an integral part of the consolidated financial statements.

Dana Holding Corporation

Consolidated Statement of Cash Flows
(In millions)

	2012	2011	2010
Operating activities			
Net income	$ 315	$ 232	$ 15
Depreciation	190	217	238
Amortization of intangibles	87	90	76
Amortization of deferred financing charges and original issue discount	5	6	25
Loss on extinguishment of debt		53	7
Gain on sale of equity investments		(60)	
Unremitted earnings of affiliates	1	(18)	(9)
Stock compensation expense	19	12	18
Deferred income taxes	(80)	(14)	(10)
Pension contributions, net	(220)	(15)	(30)
Reorganization-related tax claim payment			(75)
Change in accounts receivable	146	(258)	(88)
Change in inventories	38	(99)	(108)
Change in accounts payable	(173)	204	178
Change in accrued payroll and employee benefits	8	8	43
Change in accrued income taxes	23	30	22
Change in other current assets and liabilities	(21)	(6)	(14)
Change in other noncurrent assets and liabilities	(3)	(13)	(13)
Other, net	4	1	12
Net cash provided by operating activities	339	370	287
Investing activities			
Purchases of property, plant and equipment	(164)	(196)	(120)
Acquisition of businesses	(12)	(163)	
Payments to acquire interest in equity affiliates		(132)	
Proceeds from sale of equity investments		136	
Proceeds from sale of businesses	8	16	118
Other	7	(5)	19
Net cash provided by (used in) investing activities	(161)	(344)	17
Financing activities			
Net change in short-term debt	4	26	6
Proceeds from long-term debt	51	765	52
Repayment of long-term debt	(32)	(880)	(137)
Deferred financing payments		(26)	
Dividends paid to preferred stockholders	(31)	(31)	(66)
Dividends paid to common stockholders	(30)		
Dividends paid to noncontrolling interests	(11)	(9)	(7)
Repurchases of common stock	(15)		
Other	9	7	8
Net cash used in financing activities	(55)	(148)	(144)
Net increase (decrease) in cash and cash equivalents	123	(122)	160
Cash and cash equivalents – beginning of period	931	1,090	888
Effect of exchange rate changes on cash balances	5	(37)	42
Cash and cash equivalents – end of period	$1,059	$ 931	$1,090

The accompanying notes are an integral part of the consolidated financial statements.

Dana Holding Corporation

Consolidated Statement of Stockholders' Equity
(In millions)

	Parent Company Stockholders'								
	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (Loss)	Parent Company Stockholders' Equity	Non-controlling Interests	Total Equity
Balance, December 31, 2009	$771	$1	$2,580	$(1,168)	$ —	$(504)	$1,680	$100	$1,780
Net income				11			11	4	15
Other comprehensive income						8	8	5	13
Return of capital								(3)	(3)
Dividends paid								(7)	(7)
Preferred stock dividends ($4.00 per share)				(32)			(32)		(32)
Share conversion	(9)		9						
Stock compensation			24				24		24
Stock withheld for employees taxes					(4)		(4)		(4)
Balance, December 31, 2010	762	1	2,613	(1,189)	(4)	(496)	1,687	99	1,786
Net income				219			219	13	232
Other comprehensive loss						(154)	(154)	(2)	(156)
Dividends paid								(9)	(9)
Preferred stock dividends ($4.00 per share)				(31)			(31)		(31)
Share conversion	(9)		9						
Stock compensation			21				21		21
Stock withheld for employees taxes					(5)		(5)		(5)
Balance, December 31, 2011	753	1	2,643	(1,001)	(9)	(650)	1,737	101	1,838
Net income				300			300	15	315
Other comprehensive loss						(143)	(143)		(143)
Dividends paid ($0.20 per parent company share)				(30)			(30)	(11)	(41)
Preferred stock dividends ($4.00 per share)				(31)			(31)		(31)
Common stock share repurchases					(15)		(15)		(15)
Stock compensation		1	25				26		26
Stock withheld for employees taxes					(1)		(1)		(1)
Balance, December 31, 2012	$753	$2	$2,668	$ (762)	$(25)	$(793)	$1,843	$105	$1,948

The accompanying notes are an integral part of the consolidated financial statements.

Dana Holding Corporation

Index to Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

General

Dana Holding Corporation (Dana) is headquartered in Maumee, Ohio and was incorporated in Delaware in 2007. As a leading supplier of driveline products (axles, driveshafts and transmissions), power technologies (sealing and thermal management products) and genuine service parts for vehicle manufacturers, our customer base includes virtually every major vehicle manufacturer in the global light vehicle, medium/heavy vehicle and off-highway markets.

The terms "Dana," "we," "our," and "us," when used in this report, are references to Dana. These references include the subsidiaries of Dana unless otherwise indicated or the context requires otherwise.

Summary of significant accounting policies

Basis of presentation — Our consolidated financial statements include the accounts of all subsidiaries where we hold a controlling financial interest. The ownership interests in subsidiaries held by third parties are presented in the consolidated balance sheet within equity, but separate from the parent's equity, as noncontrolling interests. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50%-owned affiliates, which are not required to be consolidated, are accounted for under the equity method. Equity in earnings of these investments is presented separately in the consolidated statement of operations, net of tax. Investments in less-than-20%-owned companies are included in the financial statements at the cost of our investment. Dividends, royalties and fees from these cost basis affiliates are recorded in income when received. In the fourth quarter of 2012, we recorded a $7 charge to cumulative translation adjustments to correct an overstatement of cash and cash equivalents that arose primarily in the third quarter of 2011. Partially offsetting this adjustment was a $3 credit to income in the fourth quarter of 2012 to correct an overstatement of a deferred compensation accrual that was also primarily related to 2011. These adjustments were not considered material to pre-tax income, net income or other comprehensive income for the current or prior periods to which they relate. Certain prior year amounts have been reclassified on the consolidated balance sheet and consolidated statement of cash flows to conform to the 2012 presentation.

Discontinued operations — We classify a business component that has been disposed of or classified as held for sale as discontinued operations if the cash flows of the component have been or will be eliminated from our ongoing operations and we will no longer have any significant continuing involvement in or with the component. The results of operations of our discontinued operations, including any gains or losses on disposition, are aggregated and presented on one line in the income statement. See Note 3 for additional information regarding our discontinued operations.

Estimates — Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which requires the use of estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Some of the more significant estimates include: valuation of deferred tax assets and inventories; restructuring, environmental, product liability, asbestos and warranty accruals; valuation of postemployment and postretirement benefits; depreciation and amortization of long-lived assets; valuation of noncurrent notes receivable; and allowances for doubtful accounts. We believe our assumptions and estimates are reasonable and appropriate. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Fair value measurements — A three-tier fair value hierarchy is used to prioritize the inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows: Level 1 inputs (highest priority) include unadjusted quoted prices in active markets for identical instruments. Level 2 inputs include quoted prices for similar instruments that are observable either directly or indirectly. Level 3 inputs (lowest priority) include unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Note 1. Organization and Summary of Significant Accounting Policies – (continued)

We measure the fair value of our financial assets and liabilities using market data or assumptions that we believe market participants would use in pricing an asset or liability including assumptions about risk when appropriate. Our valuation techniques include a combination of observable and unobservable inputs. When available, we use quoted market prices to determine the fair value. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, we consider the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit risk that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

Cash and cash equivalents — Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have maturities of three months or less when purchased.

Marketable securities — Our investments in marketable securities are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded in accumulated other comprehensive income (loss) (AOCI) until realized. Realized gains and losses are recorded using the specific identification method.

Marketable securities are classified in Level 1 if quoted prices are available for those securities in active markets. If quoted market prices are not available, we determine fair values using quoted prices of similar securities. Such securities are generally classified in Level 2.

Inventories — Inventories are valued at the lower of cost or market. Cost is determined using the average or first-in, first-out (FIFO) cost method.

Property, plant and equipment — As a result of our adoption of fresh start accounting on February 1, 2008, property, plant and equipment was stated at fair value with useful lives ranging from two to thirty years. Useful lives of newly acquired assets are generally twenty to thirty years for buildings and building improvements, five to ten years for machinery and equipment, three to five years for tooling and office equipment and three to ten years for furniture and fixtures. Depreciation is recognized over the estimated useful lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. If assets are impaired, their value is reduced via an increase in the depreciation reserve.

Pre-production costs related to long-term supply arrangements — The costs of tooling used to make products sold under long-term supply arrangements are capitalized as part of property, plant and equipment and amortized over their useful lives if we own the tooling or if we fund the purchase but our customer owns the tooling and grants us the irrevocable right to use the tooling over the contract period. If we have a contractual right to bill our customers, costs incurred in connection with the design and development of tooling are carried as a component of other accounts receivable until invoiced. Design and development costs related to customer products are deferred if we have an agreement to collect such costs from the customer; otherwise, they are expensed when incurred. At December 31, 2012, the machinery and equipment component of property, plant and equipment includes $2 of our tooling related to long-term supply arrangements, while trade and other accounts receivable includes $26 of costs related to tooling that we have a contractual right to collect from our customers.

Goodwill — We test goodwill for impairment annually as of October 31 and more frequently if events occur or circumstances change that would warrant an interim review. Goodwill impairment testing is performed at the reporting unit level, which is our operating segment. We estimate the fair value of the reporting unit in the first step using various valuation methodologies, including projected future cash flows and multiples of current earnings. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is considered not impaired. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the test would be required to determine the implied fair value of the goodwill and any resulting

Note 1. Organization and Summary of Significant Accounting Policies – (continued)

impairment. Our goodwill is assigned to our Off-Highway segment. The estimated fair value of our Off-Highway reporting unit was significantly greater than its carrying value at October 31, 2012. No impairment of goodwill occurred during the three years ended December 31, 2012.

Intangible assets — Intangible assets include the value of core technology, trademarks and trade names, customer relationships and intangible assets used in research and development activities. Customer contracts and developed technology have definite lives while intangible assets used in research and development activities and substantially all of the trademarks and trade names have indefinite lives. Definite-lived intangible assets are amortized over their useful life using the straight-line method of amortization and are periodically reviewed for impairment indicators. Amortization of core technology is charged to cost of sales. Amortization of trademarks and trade names and customer relationships is charged to amortization of intangibles. Intangible assets used in research and development activities have an indefinite life until completion of the associated research and development efforts; upon completion they are amortized over their useful life. Indefinite-lived intangible assets are reviewed for impairment annually and more frequently if impairment indicators exist. See Note 4 for more information about intangible assets.

Tangible asset impairments — We review the carrying value of amortizable long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Other long-lived assets and liabilities — We discount our workers' compensation and asbestos liabilities and the related amounts recoverable from insurers by applying blended risk-free rates that are appropriate for the duration of the projected cash flows. The use of risk-free rates is considered appropriate given that other risks affecting the volume and timing of payments have been considered in developing the probability-weighted projected cash flows. The blended risk-free rates are revised annually to consider incremental cash flow projections.

Financial instruments — The carrying values of cash and cash equivalents, trade receivables and short-term borrowings approximate fair value. Long-term notes receivable are carried at the lower of fair value or the contractual call price, if applicable. Borrowings under our credit facilities are carried at historical cost and adjusted for amortization of premiums or discounts, foreign currency fluctuations and principal payments.

Derivatives — Foreign currency forward contracts are carried at fair value. We enter into these contracts to manage our exposure to the impact of currency fluctuations on certain foreign currency-denominated assets and liabilities and on a portion of our forecasted sales and purchase transactions. We began to designate certain currency forward contracts as cash flow hedges on October 1, 2010.

Changes in the fair value of contracts treated as cash flow hedges are deferred and included as a component of other comprehensive income (loss) (OCI). Deferred gains and losses are reclassified to earnings in the same periods in which the underlying transactions affect earnings. Changes in the fair value of contracts not treated as cash flow hedges are recognized in earnings as those changes occur. Changes in the fair value of contracts associated with product-related transactions are recorded in cost of sales while those associated with non-product transactions are recorded in other income, net and are generally offset by currency-driven gains or losses on the underlying transactions. We may also use interest rate swaps to manage exposure to fluctuations in interest rates and to adjust the mix of our fixed and floating rate debt. We do not use derivatives for trading or speculative purposes and we do not hedge all of our exposures.

Environmental compliance and remediation — Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations that do not contribute to our current or future revenue generation are expensed. Liabilities are

Note 1. Organization and Summary of Significant Accounting Policies – (continued)

recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. We consider the most probable method of remediation, current laws and regulations and existing technology in determining our environmental liabilities.

Pension and other postretirement defined benefits — Net pension and postretirement benefits expenses and the related liabilities are determined on an actuarial basis. These plan expenses and obligations are dependent on management's assumptions developed in consultation with our actuaries. We review these actuarial assumptions at least annually and make modifications when appropriate. With the input of independent actuaries and other relevant sources, we believe that the assumptions used are reasonable; however, changes in these assumptions, or experience different from that assumed, could impact our financial position, results of operations or cash flows.

Postemployment benefits — Costs to provide postemployment benefits to employees are accounted for on an accrual basis. Obligations that do not accumulate or vest are recorded when payment is probable and the amount can be reasonably estimated. For those obligations that accumulate or vest and the amount can be reasonably estimated, expense and the related liability is recorded as service is rendered.

Equity-based compensation — We measure compensation cost arising from the grant of share-based awards to employees at fair value. We recognize such costs in income over the period during which the requisite service is provided, usually the vesting period. The grant date fair value is estimated using valuation techniques that require the input of management estimates and assumptions. We believe that the assumptions used are reasonable; however, due to inherent uncertainties in making estimates, if other assumptions had been used, it could have impacted our financial position and results of operations.

Revenue recognition — Sales are recognized when products are shipped and risk of loss has transferred to the customer. We accrue for warranty costs, sales returns and other allowances based on experience and other relevant factors when sales are recognized. Adjustments are made as new information becomes available. Shipping and handling fees billed to customers are included in sales, while costs of shipping and handling are included in cost of sales. Taxes collected from customers are excluded from revenues and credited directly to obligations to the appropriate governmental agencies on a net basis.

Foreign currency translation — The financial statements of subsidiaries and equity affiliates outside the U.S. located in non-highly inflationary economies are measured using the currency of the primary economic environment in which they operate as the functional currency, which typically is the local currency. Transaction gains and losses resulting from translating assets and liabilities of these entities into the functional currency are included in other income, net or in equity in earnings of affiliates. When translating into U.S. dollars, income and expense items are translated at average monthly rates of exchange, while assets and liabilities are translated at the rates of exchange at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred and included as a component of OCI in stockholders' equity. For operations whose functional currency is the U.S. dollar, non-monetary assets are translated into U.S. dollars at historical exchange rates and monetary assets are translated at current exchange rates.

Income taxes — In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax assets or liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available at the reporting dates. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater-than-50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, the related interest cost has also been recognized as a component of the income tax provision.

(In millions, except share and per share amounts)

Note 1. Organization and Summary of Significant Accounting Policies – (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred tax assets when it is more likely than not that all or a portion of such assets will not be realized. This assessment requires significant judgment, and must be done on a jurisdiction-by-jurisdiction basis. In determining the need for a valuation allowance, all available positive and negative evidence, including historical and projected financial performance, is considered along with any other pertinent information.

Earnings per share — Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. The common shares outstanding exclude any shares held in treasury.

Research and development — Research and development costs include expenditures for research activities relating to product development and improvement. Costs for such programs are expensed as incurred. Research and development expenses were $57, $52 and $50 in 2012, 2011 and 2010.

Recently issued accounting pronouncements

In July 2012, the FASB issued guidance to provide an option in a company's annual indefinite-lived intangible asset impairment test to first assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that an asset is impaired. If, after assessing all events and circumstances, it is determined that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The changes are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Adoption of this guidance will not impact our financial condition or results of operations.

In December 2011, the FASB issued guidance to enhance disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance is effective for interim and annual periods beginning on or after January 1, 2013. We do not expect adoption of this guidance to impact our financial condition or results of operations.

Recently adopted accounting pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued guidance to provide an option in a company's annual goodwill impairment test to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing all events and circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. The guidance also expands the qualitative factors that a company should consider between annual impairment tests. The guidance was effective January 1, 2012. The adoption did not impact our financial condition or results of operations.

In June 2011, the FASB issued guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The standard eliminates the prior option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendment requires that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We have included a separate statement of comprehensive income herein

(In millions, except share and per share amounts)

Note 1. Organization and Summary of Significant Accounting Policies – (continued)

to comply with the guidance, which was effective January 1, 2012. Adoption of this guidance only impacted the presentation of other comprehensive income and did not impact our financial condition or results of operations.

In May 2011, the FASB issued guidance to improve consistency in application of existing fair value measurement and disclosure requirements. The standard is intended to clarify the application of the requirements, not to establish valuation standards or affect valuation practices outside of financial reporting. The guidance was effective January 1, 2012. Adoption of this guidance did not have a material impact on our financial condition or results of operations.

Note 2. Acquisitions and Divestitures

SIFCO — On February 1, 2011, we entered into an agreement with SIFCO S.A. (SIFCO), a leading producer of steer axles and forged components in South America. In return for payment of $150 to SIFCO, we acquired the distribution rights to SIFCO's commercial vehicle steer axle systems as well as an exclusive long-term supply agreement for key driveline components. In accordance with the agreement, SIFCO has provided selected assets and assistance to Dana to establish assembly capabilities for these systems. We are now responsible for all customer relationships, including marketing, sales, engineering and assembly. The addition of truck and bus steer axles to our product offering in South America effectively positions us as South America's leading full-line supplier of commercial vehicle drivelines — including front and rear axles, driveshafts and suspension systems.

This agreement has been accounted for as a business combination. The aggregate fair value of the net assets acquired equaled the $150 paid to SIFCO with $145 allocated to customer relationships, $25 allocated to fixed assets and $20 allocated to embedded lease obligations. We used an income approach to value customer relationships. Using this approach we calculated the estimated fair value using expected future cash flows from specific customers discounted to their net present values at an appropriate risk-adjusted rate of return. We used a replacement cost method to value fixed assets. The replacement cost method used the current cost of producing or constructing similar new items having the nearest equivalent utility as the property being valued and adjusted that value for physical depreciation and functional and economic obsolescence. We used a blended (income, cost and market) method to value the embedded lease obligations. The market method focuses on comparing the subject company to reasonably similar publicly-traded companies and considers prices paid in recent transactions that have occurred in the subject company's industry. The customer relationships intangible asset is being amortized and the fixed assets are being depreciated on a straight-line basis over 10 years. The embedded lease obligations are being amortized using the effective-interest method over the 10 year useful lives of the related fixed assets.

Operating results attributable to our agreement with SIFCO are reported in our Commercial Vehicle segment. The acquisition contributed sales of $222 and $390 in 2012 and 2011. Supplemental pro forma information for periods prior to the acquisition has not been provided for the SIFCO agreement. Based on the nature, scope and transitional provisions of the agreement with SIFCO, the preparation of supplemental pro forma information is not practicable.

Dongfeng Dana Axle — On June 30, 2011, we purchased an additional 46% interest in Dongfeng Dana Axle Co., Ltd. (DDAC), a commercial vehicle axle manufacturer in China from Dongfeng Motor Co., Ltd. and certain of its affiliates for $124 plus $6 of transaction costs. Combined with the 4% interest purchased in June 2007, we now own 50% of the registered capital of DDAC.

During the second quarter of 2012, we finalized the valuation of our additional investment in DDAC. Measurement period adjustments included a $4 reduction of our investment in DDAC as a result of the decrease in fair value of the contingent consideration to $1. In addition, the allocation of the investment fair value to amortizable intangible assets, property, plant and equipment and deferred tax liabilities increased $13, $1 and $4, respectively. The measurement period adjustments reduced the fair value allocated to goodwill by $14. Equity in earnings of affiliates for the second quarter of 2012 included $1 of amortization expense

(In millions, except share and per share amounts)

Note 2. Acquisitions and Divestitures – (continued)

resulting from the measurement period adjustments. The amortization resulting from the measurement period adjustments was deemed not to be material to retrospectively adjust prior periods.

Our additional investment, inclusive of fees and contingent consideration, was recorded at its fair value of $131, an excess of $66 over the corresponding DDAC book value. This fair value increase was allocated as follows: (1) amortizable intangible assets of $31; (2) property, plant and equipment of $17; (3) inventories of $1; (4) goodwill of $28; and (5) deferred tax liabilities of $11. The increase in basis related to property, plant and equipment is being depreciated on a straight-line basis over the remaining useful lives of the assets ranging from 10 to 45 years. The amortizable intangible assets are being amortized on a straight-line basis over the remaining useful lives of the assets ranging from five to 10 years.

As a result of increasing our investment in DDAC from 4% to 50%, the accounting for our historical investment in DDAC was retroactively adjusted from the cost to the equity method. The retroactive adjustment increased Dana's equity in earnings of affiliates by $1 from amounts previously reported for the year ended December 31, 2010.

Axles India — On June 30, 2011, we acquired the axle drive head and final assembly business of our Axles India Limited (AIL) equity affiliate for $13. This business is reported in our Commercial Vehicle segment. This transaction was accounted for as a business combination. The aggregate fair value of the net assets acquired equaled the $13 paid to AIL and was allocated as follows: accounts receivable of $1; inventory of $3; equipment of $3; amortizable intangible assets of $11; and accounts payable and other accrued liabilities of $5. The amortizable intangible assets are being amortized on a straight-line basis over eight years.

Dana Rexroth Transmission Systems — In October 2011, we formed a 50/50 joint venture with Bosch Rexroth to develop and manufacture advanced powersplit drive transmissions for the off-highway market. We contributed $8 to the venture in 2011 and are accounting for our investment under the equity method. Both Dana and Bosch Rexroth contributed an additional $1 to the venture in the third quarter of 2012.

Fallbrook — On September 10, 2012, we entered into a strategic alliance with Fallbrook Technologies Inc. (Fallbrook). Among the agreements executed is an exclusive license agreement allowing Dana to engineer, produce and sell transmission components and other advanced powertrain solutions with Fallbrook's continuously variable planetary (CVP) technology for passenger and certain off-highway vehicles in the end markets Dana serves. The exclusive license agreement, along with an engineering services agreement and key engineers hired from Fallbrook, provide Dana with intellectual property, processes, techniques, technical data, training, designs and drawings related to the development, application, use, manufacture and production of the CVP technology. The transaction with Fallbrook is being accounted for as a business combination.

Dana will pay Fallbrook $20 under the exclusive license agreement for the markets licensed to Dana; $7 was paid at closing, an additional $5 was paid during the fourth quarter of 2012 and the remaining $8 will be paid over the first half of 2013. The aggregate fair value of the assets acquired of $20 has been allocated to intangible assets used in research and development activities which are initially classified as indefinite-lived. We used the relief-from-royalty method, an income approach, to value the intangible assets used in research and development activities. The purchase price allocation is based on a preliminary valuation estimate and subject to adjustment as the valuation is finalized.

Divestiture of GETRAG Entities — On September 30, 2011, we completed the divestitures of our 49% equity interest in GETRAG Corporation and our 42% equity interest in GETRAG Dana Holding GmbH (together the GETRAG Entities) for $136. A $60 gain was recorded in the third quarter of 2011 in connection with the divestitures and included in other income, net.

Divestiture of Structural Products business — In March 2010, we sold substantially all of the assets of our Structural Products business to Metalsa S.A. de C.V. (Metalsa). The divestiture excluded the facility in Longview, Texas and the employees and manufacturing assets related to a significant customer contract. The activities related to that customer contract, which precluded presentation of the divested business as

(In millions, except share and per share amounts)

Note 2. Acquisitions and Divestitures – (continued)

discontinued operations, concluded in August 2012. Accordingly, the Structural Products business, including the activities of the Longview facility, is now presented as discontinued operations in the accompanying financial statements. See Note 3 for additional information related to our discontinued operations.

We had received cash proceeds of $134 through the end of 2011, excluding amounts related to working capital adjustments and tooling. Approximately $12 remains as a receivable with a corresponding amount held in escrow. The funds held in escrow were to be released to Dana by June 2012; however, the buyer has presented claims to the escrow agent seeking indemnification from Dana. The escrow agent is precluded from releasing the funds held in escrow until Dana and the buyer resolve the issues underlying the claims. We are evaluating the claims and do not presently believe that any obligation to indemnify the buyer will be material.

In connection with the sale, leases covering three U.S. facilities were assigned to a U.S. affiliate of Metalsa. Under the terms of the sale agreement, we will guarantee the affiliate's performance under the leases, which run through June 2025, including approximately $6 of annual payments. In the event of a required payment by Dana as guarantor, we are entitled to pursue full recovery from Metalsa of the amounts paid under the guarantee and to take possession of the leased property.

Other — We completed the divestiture of our axle, differential and brake systems business serving the leisure, all-terrain and utility vehicle markets in August 2012. The total proceeds received of $8 approximated the net assets of the business following an asset impairment charge of $2 recorded in the first quarter of 2012. Sales of the divested business approximated $53 in 2011 and $32 in 2012 through the date of the disposition.

Note 3. Discontinued Operations

In 2010, we completed the sale of substantially all of the assets of our Structural Products business to Metalsa S.A. de C.V. (Metalsa), the largest vehicle frame and structures supplier in Mexico. The agreement excluded the facility in Longview, Texas and the employees and manufacturing assets related to a significant customer contract. The customer contract was satisfied and operations concluded in August 2012. As a result of the cessation of all operations, the former Structural Products business is now presented as discontinued operations in the accompanying financial statements.

The results of the discontinued operations were as follows:

	2012	2011	2010
Sales	$ 34	$ 48	$188
Cost of sales	31	50	181
Restructuring expense	3	5	(1)
Other expense, net	1	3	28
Pre-tax loss	(1)	(10)	(20)
Income tax expense (benefit)	(1)	(2)	1
Loss from discontinued operations	$ —	$ (8)	$ (21)

Included in other expense in 2010 is a $25 charge related to the settlement reached with a subsidiary of Toyota Motor Company (Toyota) concerning warranty claims related to frames produced by the Structural Products business. Under the terms of the agreement, we made a one-time payment to Toyota related to corrosion on frames produced for certain Tacoma pickup trucks that were subject to a customer support program initiated by Toyota in 2008.

The carrying value of the Longview facility and a previously closed plant in Canada approximated $9 at December 31, 2012. The other assets and liabilities related to the discontinued operations at that date were not material.

Note 4. Goodwill and Other Intangible Assets

Goodwill — Our goodwill is assigned to our Off-Highway segment. Based on our October 31, 2012 impairment assessment, the fair value of this segment is significantly higher than its carrying value, including goodwill. We do not believe that our goodwill is at risk of being impaired. The changes in the carrying amount of goodwill are due to currency fluctuations.

Non-amortizable intangible assets — Our non-amortizable intangible assets include trademarks, trade names and intangible assets used in research and development activities. Trademarks and trade names consist of the Dana® and Spicer® trademarks and trade names utilized in our Commercial Vehicle and Off-Highway segments. Intangible assets used in research and development activities relate to our strategic alliance with Fallbrook. See Note 2 for a discussion of our strategic alliance with Fallbrook and our valuation of the related intangible assets used in research and development activities.

We value trademarks and trade names using a relief from royalty method which is based on revenue streams. No impairment was recorded during the three years ended 2012 in connection with the required annual assessment.

Amortizable intangible assets — Our amortizable intangible assets include core technology, customer relationships and a portion of our trademarks and trade names. Core technology includes the proprietary know-how and expertise that is inherent in our products and manufacturing processes. Customer relationships include the established relationships with our customers and the related ability of these customers to continue to generate future recurring revenue and income.

These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We group the assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the undiscounted future cash flows. We use our internal forecasts, which we update quarterly, to develop our cash flow projections. These forecasts are based on our knowledge of our customers' production forecasts, our assessment of market growth rates, net new business, material and labor cost estimates, cost recovery agreements with customers and our estimate of savings expected from our restructuring activities. The most likely factors that would significantly impact our forecasts are changes in customer production levels and loss of significant portions of our business. Our valuation is applied over the life of the primary assets within the asset groups. If the undiscounted cash flows do not indicate that the carrying amount of the asset group is recoverable, an impairment charge is recorded if the carrying amount of the asset group exceeds its fair value based on discounted cash flow analyses or appraisals.

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 4. Goodwill and Other Intangible Assets – (continued)

Components of other intangible assets —

		December 31, 2012			December 31, 2011		
	Weighted Average Useful Life (years)	Gross Carrying Amount	Accumulated Impairment and Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment and Amortization	Net Carrying Amount
Amortizable intangible assets							
Core technology	7	$ 93	$ (69)	$ 24	$ 92	$ (55)	$ 37
Trademarks and trade names	16	4	(1)	3	4	(1)	3
Customer relationships	8	538	(325)	213	545	(250)	295
Non-amortizable intangible assets							
Trademarks and trade names		65		65	65		65
Used in research and development activities		20		20			
		$720	$(395)	$325	$706	$(306)	$400

The net carrying amounts of intangible assets, other than goodwill, attributable to each of our operating segments at December 31, 2012 were as follows: Light Vehicle Driveline (LVD) — $22, Power Technologies — $28, Commercial Vehicle — $182 and Off-Highway — $93.

Amortization expense related to amortizable intangible assets —

	2012	2011	2010
Charged to cost of sales	$13	$13	$15
Charged to amortization of intangibles	74	77	61
Total amortization	$87	$90	$76

The following table provides the estimated aggregate pre-tax amortization expense related to intangible assets for each of the next five years based on December 31, 2012 exchange rates. Actual amounts may differ from these estimates due to such factors as currency translation, customer turnover, impairments, additional intangible asset acquisitions and other events.

	2013	2014	2015	2016	2017
Amortization expense	$87	$50	$23	$21	$18

Note 5. Restructuring of Operations

Our restructuring activities primarily include rationalizing our operating footprint by consolidating facilities, positioning operations in lower cost locations and reducing overhead costs. Restructuring expense includes costs associated with current and previously announced actions and is comprised of contractual and noncontractual separation costs and exit costs, including costs associated with lease continuation obligations and certain operating costs of facilities that we are in the process of closing. We classify the incremental depreciation associated with a planned closure as accelerated depreciation/ impairment and also include this cost in restructuring expense.

During 2012, we implemented certain cost reduction programs, including headcount reduction initiatives at several of our manufacturing operations in all regions, the most significant of which impacted the LVD and Commercial Vehicle businesses in South America and Europe. Included in these actions is the planned closure

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 5. Restructuring of Operations – (continued)

of one of our LVD manufacturing facilities. Additionally, we exited our Commercial Vehicle facility in Kalamazoo, Michigan in June 2012 and recognized the fair value of the associated lease continuation obligation. Total restructuring expense in 2012 to recognize the costs of these actions as well as costs associated with other previously announced initiatives, including $3 of costs associated with discontinued operations, was $50 and included $27 of severance and related benefit costs, $21 of exit costs and $2 of accelerated depreciation/impairment cost.

During 2011, we reached an agreement with the lessor to settle the lease associated with our LVD facility in Yennora, Australia. Under the terms of the agreement, we recognized $20 of lease termination costs. Additionally, we approved the realignment of several manufacturing operations, including the planned closures of our LVD manufacturing facility in Marion, Indiana, our Power Technologies manufacturing facility in Milwaukee, Wisconsin and our Structural Products manufacturing facility in Longview, Texas. We also implemented other work force reduction initiatives at certain manufacturing facilities, primarily in our LVD and Commercial Vehicle businesses in South America, and in certain corporate and functional areas, primarily in North America and Europe. Costs associated with these actions and with previously announced initiatives, including $5 of costs associated with discontinued operations, were $87 and included $35 of severance and related benefit costs, $45 of exit costs and $2 of accelerated depreciation/impairment cost and $5 associated with pension settlement costs related to the previously announced closure of certain of our Canadian operations (see Note 11).

During 2010, we announced our plans to consolidate our Heavy Vehicle operations and close the Kalamazoo, Michigan and Statesville, North Carolina facilities. Certain costs associated with this consolidation had been accrued in 2009. We also approved certain business realignment and headcount reduction initiatives, primarily in our European and Venezuelan operations. Costs associated with these actions and with previously announced initiatives, net of a credit of $1 associated with discontinued operations, totaled $73 and included $42 of severance and related benefit costs, $22 of exit costs and $9 of accelerated depreciation/impairment costs.

Restructuring charges and related payments and adjustments —

	Employee Termination Benefits	Accelerated Depreciation/ Impairment	Exit Costs	Total
Balance at December 31, 2009	$ 26	$—	$ 3	$ 29
Activity during the period:				
Charges to restructuring	51	11	24	86
Adjustments of accruals	(10)		(2)	(12)
Discontinued operations charges	1	(2)		(1)
Non-cash write-off		(9)		(9)
Cash payments	(46)		(21)	(67)
Currency impact	2	—	—	2
Balance at December 31, 2010	24		4	28
Activity during the period:				
Charges to restructuring	39	2	45	86
Adjustments of accruals	(4)			(4)
Discontinued operations charges	5			5
Non-cash write-off		(2)		(2)
Pension settlements	(5)			(5)
Cash payments	(30)		(47)	(77)
Currency impact	1	—	1	2
Balance at December 31, 2011	30		3	33

(In millions, except share and per share amounts)

Note 5. Restructuring of Operations – (continued)

	Employee Termination Benefits	Accelerated Depreciation/ Impairment	Exit Costs	Total
Activity during the period:				
Charges to restructuring	31		20	51
Adjustments of accruals	(4)			(4)
Discontinued operations charges		2	1	3
Non-cash write-off		(2)		(2)
Cash payments	(30)	—	(11)	(41)
Balance at December 31, 2012, including noncurrent portion	$ 27	$—	$ 13	$ 40

At December 31, 2012, the accrued employee termination benefits relate to the reduction of approximately 800 employees to be completed over the next two years. The exit costs relate primarily to lease continuation obligations. We estimate cash expenditures to approximate $23 in 2013 and $17 thereafter.

Cost to complete — The following table provides project-to-date and estimated future expenses for completion of our pending restructuring initiatives for our business segments.

	Expense Recognized			Future Cost to Complete
	Prior to 2012	2012	Total to Date	
LVD	$23	$10	$ 33	$10
Power Technologies	12	4	16	2
Commercial Vehicle	22	25	47	8
Off-Highway	8	5	13	1
Corporate	6	3	9	
Discontinued operations	2	3	5	4
Total	$73	$50	$123	$25

The future cost to complete includes estimated separation costs, primarily those associated with one-time benefit programs, and exit costs, including lease continuation costs, equipment transfers and other costs which are required to be recognized as closures are finalized or as incurred during the closure.

Note 6. Inventories

Inventory components at December 31 —

	2012	2011
Raw materials	$388	$388
Work in process and finished goods	405	451
Inventory reserves	(51)	(55)
Total	$742	$784

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 7. Supplemental Balance Sheet and Cash Flow Information

Supplemental balance sheet information at December 31 —

	2012	2011
Other current assets:		
Prepaid expenses	$ 42	$ 43
Deferred tax assets	50	51
Other	12	12
Total	$ 104	$ 106
Other noncurrent assets:		
Notes receivable	$ 129	$ 116
Amounts recoverable from insurers	41	47
Deferred tax assets	89	31
Deferred financing costs	23	28
Income tax receivable		12
Pension assets, net of related obligations	7	8
Prepaid expenses	9	8
Other	26	23
Total	$ 324	$ 273
Property, plant and equipment, net:		
Land and improvements to land	$ 256	$ 246
Buildings and building fixtures	446	441
Machinery and equipment	1,523	1,448
Total cost	2,225	2,135
Less: accumulated depreciation	(986)	(850)
Net	$1,239	$1,285
Other accrued liabilities (current):		
Non-income taxes payable	$ 34	$ 42
Warranty reserves	31	37
Work place injury costs	11	11
Asbestos claims obligations	13	15
Dividends payable	8	9
Deferred income	7	6
Accrued interest	23	22
Environmental	6	6
Payable under forward contracts	1	16
Other expense accruals	63	59
Total	$ 197	$ 223
Other noncurrent liabilities:		
Deferred income tax liability	$ 110	$ 141
Asbestos claims obligations	70	74
Income tax liability	60	52
Warranty reserves	35	35
Work place injury costs	33	35
Restructuring costs	17	12
Other noncurrent liabilities	43	44
Total	$ 368	$ 393

(In millions, except share and per share amounts)

Note 7. Supplemental Balance Sheet and Cash Flow Information – (continued)

Supplemental cash flow information —

	2012	2011	2010
Cash paid during the period for:			
Interest	$ 71	$ 53	$ 61
Income taxes	$ 98	$ 71	$ 30
Non-cash financing activities:			
Stock compensation plans	$ 15	$ 10	$ 12
Conversion of preferred stock into common stock	$ —	$ 9	$ 9
Dividends on preferred stock accrued not paid	$ 8	$ 8	$ 8
Per share preferred dividends not paid	$1.00	$1.00	$1.00

An additional $75 income tax payment was made in 2010 in settlement of tax claims from Dana's Chapter 11 filings. This amount is included in the consolidated statement of cash flows as a reorganization-related tax claim payment.

Note 8. Capital Stock and Accumulated Other Comprehensive Income (Loss)

Series A and Series B Preferred Stock

Issuance — We issued 2.5 million shares of our Series A Preferred and 5.4 million shares of our Series B Preferred on January 31, 2008. The Series A Preferred was sold to Centerbridge Partners, L.P. and certain of its affiliates (Centerbridge). The Series B Preferred was sold to certain other investors.

Conversion rights — All shares of preferred stock are, at the holder's option, convertible into a number of fully paid and non-assessable shares of common stock at the conversion price of $11.93. This price is subject to certain adjustments when dilution occurs (based on a formula set forth in the Restated Certificate of Incorporation). At this price, the outstanding preferred shares at December 31, 2012 would convert into approximately 64.7 million shares of common stock.

Shares of Series A and Series B Preferred are convertible at any time at the option of the applicable holder. In addition, we will be able to cause the conversion of all, but not less than all, of the preferred stock, if the per share closing price of the common stock exceeds $22.24 for at least 20 consecutive trading days beginning on or after January 31, 2013. This price is subject to adjustment under certain customary circumstances, including as a result of stock splits and combinations, dividends and distributions and certain issuances of common stock or common stock derivatives.

In connection with the issuance of the preferred stock, we entered into certain Registration Rights Agreements and a Shareholders Agreement. The Registration Rights Agreements provide registration rights for the shares of our preferred stock and certain other of our equity securities. We also entered into a Shareholders Agreement with Centerbridge containing certain preemptive rights related to approval of Board members as well as restrictions related to the ability of Centerbridge to acquire additional shares of our common stock.

Centerbridge is limited until January 31, 2018 in its ability to acquire additional shares of our common stock, par value $0.01 per share, if it would own more than 30% of the voting power of our equity securities after such acquisition, or to take certain other actions to control us without the consent of a majority of our Board of Directors (excluding directors elected by the holders of Series A Preferred or nominated by the Series A Nominating Committee for election by the holders of common stock).

Right to select board members — Pursuant to the Shareholders Agreement and our Restated Certificate of Incorporation, as long as shares of Series A Preferred having an aggregate Series A Liquidation Preference (as defined in the Shareholders Agreement) of at least $125 are owned by Centerbridge, Centerbridge will be entitled, voting as a separate class, to elect three directors at each meeting of stockholders held for the

(In millions, except share and per share amounts)

Note 8. Capital Stock and Accumulated Other Comprehensive Income (Loss) – (continued)

purpose of electing directors, at least one of whom will be "independent" of both Dana and Centerbridge, as defined under the rules of the New York Stock Exchange. A special committee consisting of two directors designated by Centerbridge and one non-Centerbridge director selected by the board will nominate a fourth director who must be unanimously approved by this committee.

Dividends — Dividends on our 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock (preferred stock) are accrued monthly and are payable in cash as approved by the Board of Directors. Preferred dividends of $8 were accrued at December 31, 2012 and 2011.

Conversions — During 2011 and 2010, holders of 90,099 and 88,702 shares of Series B Preferred Stock elected to convert those preferred shares into common stock and received 760,945 and 748,036 shares. The common stock issued included shares to satisfy the accrued dividends owed to the converting preferred stockholders. Based on the market price of Dana common stock on the date of conversion, the fair value of the conversions totaled $14 and $12.

Common Stock

We are authorized to issue 450,000,000 shares of Dana common stock, par value $0.01 per share. At December 31, 2012, there were 150,062,055 shares of our common stock issued and 148,264,067 shares outstanding, net of 1,797,988 in treasury shares. Treasury shares include those shares withheld at cost to satisfy tax obligations from stock awards issued under our share-based compensation plan in addition to share repurchases noted below.

Our Board of Directors declared a cash dividend of five cents per share of common stock in each quarter of 2012. Aggregate 2012 declared and paid dividends total $30. Dividends accrue on RSUs granted under our stock compensation program and will be paid in cash or additional units only when the underlying units vest.

On October 25, 2012, our Board of Directors approved a share repurchase program for up to $250 of our outstanding shares of common stock over a two-year period. We will repurchase shares utilizing available cash either in the open market or through privately negotiated transactions. The stock repurchases are subject to prevailing market conditions and other considerations. Under the program, we repurchased 1,065,600 shares of our common stock during the fourth quarter of 2012. At December 31, 2012, $235 remained available for future share repurchases.

Changes in each component of AOCI of the parent —

	Parent Company Stockholders				
	Foreign Currency Translation	Hedging	Investments	Defined Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2009	$(115)	$—	$12	$(401)	$(504)
Other comprehensive income (loss):					
Currency translation adjustments	10				10
Reclassification of amount to net income	10				10
Holding gains			2		2
Net actuarial losses				(30)	(30)
Amortization of net actuarial losses included in net periodic benefit cost				19	19
Settlement loss				2	2
Tax expense	(5)				(5)
Other comprehensive income (loss)	15	—	2	(9)	8
Balance, December 31, 2010	(100)		14	(410)	(496)

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 8. Capital Stock and Accumulated Other Comprehensive Income (Loss) – (continued)

	Parent Company Stockholders				
	Foreign Currency Translation	Hedging	Investments	Defined Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Other comprehensive income (loss):					
Currency translation adjustments	(91)				(91)
Reclassification of amount to net income	(1)				(1)
Holding losses		(13)	(4)		(17)
Net actuarial losses				(72)	(72)
Amortization of net actuarial losses included in net periodic benefit cost				20	20
Settlement loss				5	5
Tax (expense) benefit		3		(1)	2
Other comprehensive loss	(92)	(10)	(4)	(48)	(154)
Balance, December 31, 2011	(192)	(10)	10	(458)	(650)
Other comprehensive income (loss):					
Currency translation adjustments	(6)				(6)
Holding gains		9	1		10
Reclassification of amount to net income		7			7
Plan amendments				(6)	(6)
Net actuarial losses				(174)	(174)
Amortization of net actuarial losses included in net periodic benefit cost				14	14
Tax (expense) benefit		(3)	1	14	12
Other comprehensive income (loss)	(6)	13	2	(152)	(143)
Balance, December 31, 2012	$(198)	$ 3	$12	$(610)	$(793)

Note 9. Earnings per Share

Reconciliation of the numerators and denominators of the earnings per share calculations —

	2012	2011	2010
Income from continuing operations	$ 315	$ 240	$ 36
Less: Noncontrolling interests	15	13	4
Less: Preferred stock dividend requirements	31	31	32
Income from continuing operations available to common stockholders – Numerator basic	269	196	—
Preferred stock dividend requirements	31	31	
Numerator diluted	$ 300	$ 227	$ —
Net income (loss) available to common stockholders – Numerator basic	$ 269	$ 188	$ (21)
Preferred stock dividend requirements	31	31	
Numerator diluted	$ 300	$ 219	$ (21)
Weighted-average number of shares outstanding – Denominator basic	148.0	146.6	140.8
Employee compensation-related shares, including stock options	2.0	3.2	
Conversion of preferred stock	64.7	65.5	
Denominator diluted	214.7	215.3	140.8

Note 9. Earnings per Share – (continued)

The share count for diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effects of dilutive common stock equivalents (CSEs) outstanding during the period. We excluded 1.1 million, 0.3 million and 1.4 million CSEs from the calculations of diluted earnings per share for the years 2012, 2011 and 2010 as the effect of including them would have been anti-dilutive. In addition, we excluded CSEs that satisfied the definition of potentially dilutive shares of 5.1 million for 2010 since there was no net income available to common stockholders for this period.

We excluded 66.2 million CSEs related to the assumed conversion of the preferred stock for 2010, along with the adjustment for the related dividend requirements, as the effect of the conversion would have been anti-dilutive for the period.

Note 10. Stock Compensation

2012 Omnibus Incentive Plan

Our stockholders approved the 2012 Omnibus Incentive Plan (the Plan) at the April 2012 stockholder meeting, replacing the 2008 Omnibus Incentive Plan (the Prior Plan). The Plan authorizes the grant of stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and performance share units (PSUs) through April 2022 and provides for the issuance of up to 5.0 million shares of common stock, plus the available shares under the Prior Plan. Cash-settled awards do not count against the maximum aggregate number. At December 31, 2012, there were 7.0 million shares available for future grants.

Award activity — (shares in millions)

	Options		SARs		Restricted Stock Units		Performance Notional Shares	
Outstanding at	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Grant-Date Fair Value**	**Shares**	**Weighted-Average Grant-Date Fair Value**
December 31, 2011	4.6	$ 8.56	0.5	$ 8.13	0.9	$16.51	0.4	$14.95
Granted	0.7	15.93	0.2	15.85	0.6	15.83	0.1	16.00
Exercised or vested	(1.8)	5.35	(0.2)	2.67	(0.3)	16.21	(0.5)	15.10
Forfeited or expired	(0.2)	13.93			(0.1)	16.20		
December 31, 2012	3.3	$11.73	0.5	$12.62	1.1	$16.24	—	$ —

	2012	2011	2010
Weighted-average per share grant-date fair value			
Stock options	$7.88	$9.43	$7.23
SARs	7.84	9.89	6.99
Intrinsic value of awards exercised or vested			
Stock options/SARs	$ 18	$ 26	$ 38
RSUs/PSUs	11	10	14

Compensation expense is generally measured based on the fair value at the date of grant and is recognized on a straight-line basis over the vesting period. For options and SARs, we use an option-pricing model to estimate fair value. For RSUs and PSUs, the fair value is based on the closing market price of our common stock at the date of grant. Awards that are settled in cash are subject to liability accounting. Accordingly, the fair value of such awards is remeasured at the end of each reporting period until settled or expired. We had accrued $6 and $4 for cash-settled awards at December 31, 2012 and 2011.

We recognized total stock compensation expense of $19, $12 and $18 during 2012, 2011 and 2010. The total fair value of awards vested during 2012, 2011 and 2010 was $18, $14 and $17. We received $10, $11 and $12 of cash from the exercise of stock options and we paid $2, $4 and $3 of cash to settle SARs, RSUs and PSUs during 2012, 2011 and 2010. We issued 0.3 million in RSUs in 2012 based on vesting. At

Note 10. Stock Compensation – (continued)

December 31, 2012, the total unrecognized compensation cost related to the nonvested equity awards granted and expected to vest was $16. This cost is expected to be recognized over a weighted-average period of 1.8 years.

Stock options and stock appreciation rights — The exercise price of each option or SAR equals the closing market price of our common stock on the date of grant. Options and SARs generally vest over three years and their maximum term is ten years. Shares issued upon the exercise of options are recorded as common stock and additional paid-in capital at the option price. SARs are settled in cash for the difference between the market price on the date of exercise and the exercise price.

We estimated fair values for options and SARs at the date of grant using the following key assumptions as part of the Black-Scholes option pricing model. The expected term was estimated using the simplified method because the limited period of time our common stock has been publicly traded provides insufficient historical exercise data. The risk-free rate was based on U.S. Treasury security yields at the time of grant. The dividend yield was calculated by dividing the expected annual dividend by the average stock price of our common stock over the prior year. There is no dividend yield assumption for years 2011 and 2010 since there were no plans to pay common stock dividends at that time. The expected volatility was estimated using a combination of the historical volatility of similar entities and the implied volatility of our exchange-traded options.

	Options			SARs		
	2012	2011	2010	2012	2011	2010
Expected term (in years)	6.00	6.00	6.00	6.00	6.00	6.00
Risk-free interest rate	1.24%	2.63%	2.74%	1.24%	2.66%	2.75%
Dividend yield	1.33%	0.00%	0.00%	1.33%	0.00%	0.00%
Expected volatility	59.90%	58.03%	66.15%	59.90%	58.16%	66.10%

Restricted stock units and performance shares — Each RSU or PSU granted represents the right to receive one share of Dana common stock or, at the election of Dana (for units awarded to board members) or for employees located outside the U.S. (for employee awarded units), cash equal to the market value per share. All RSUs contain dividend equivalent rights. RSUs granted to non-employee directors vest on the first anniversary date of the grant and those granted to employees generally cliff vest fully after three years. Performance shares are awarded if specified performance goals are achieved during the respective performance period. Based on achieving specified goals, 0.5 million performance shares were earned and will be distributed in the first quarter of 2013.

Outstanding awards expected to vest and exercisable or convertible at December 31, 2012 — (shares in millions)

	Equity Awards Outstanding Expected to Vest				Equity Awards Outstanding That are Exercisable or Convertible			
			Weighted-Average				Weighted-Average	
	Shares	Aggregate Intrinsic Value	Exercise Price	Remaining Contractual Life in Years	Shares	Aggregate Intrinsic Value	Exercise Price	Remaining Contractual Life in Years
Options/SARs	3.7	$15	$11.77	7.0	2.3	$14	$9.39	6.0
RSUs	1.1	17	—	1.4	0.1	1	—	0.3

Annual cash incentive awards — Our 2012 Omnibus Incentive Plan provides for cash incentive awards. We make awards annually to certain eligible employees designated by Dana, including certain executive officers. Awards under the plan are based on achieving certain financial target performance goals. The performance goals of the plan are established annually by the Board of Directors.

(In millions, except share and per share amounts)

Note 10. Stock Compensation – (continued)

Under the 2012, 2011 and 2010 programs, participants were eligible to receive cash awards based on achieving earnings and cash flow performance goals. Additionally, our 2012 long-term incentive program included a cash-settled component which provided for payment if we achieved a certain return on invested capital; our 2011 and 2010 programs also included a new business origination performance goal. Our long-term incentive programs include a performance-based cash award that consists of three individual annual awards with the related annual performance objectives established at the beginning of each year. Amounts earned under the three individual annual awards of the 2012 and 2011 long-term incentive programs cliff vest at the end of the respective three year periods covered by the long-term incentive programs. Amounts earned under the three individual annual awards of the 2010 long-term incentive program vested at the end of each individual year and are paid in the first quarter of the following year. We accrued $40, $37 and $40 of expense in 2012, 2011 and 2010 for the expected cash payments under these programs.

Note 11. Pension and Postretirement Benefit Plans

We sponsor various defined benefit, qualified and nonqualified, pension plans covering eligible employees. Other postretirement benefits (OPEB), including medical and life insurance, are provided for certain employees upon retirement.

We also sponsor various defined contribution plans that cover the majority of our employees. Under the terms of the qualified defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. None of these qualified defined contribution plans allow direct investment in our stock.

Components of net periodic benefit costs and other amounts recognized in OCI —

	Pension Benefits					
	2012		2011		2010	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Interest cost	$ 85	$12	$ 92	$13	$100	$17
Expected return on plan assets	(111)	(1)	(104)	(2)	(99)	(5)
Service cost		5		5		5
Amortization of net actuarial loss	14		20		19	
Settlement loss				5		2
Net periodic benefit cost (credit)	(12)	16	8	21	20	19
Recognized in OCI:						
Amount due to net actuarial (gains) losses	131	51	66	(1)	29	3
Prior service cost from plan amendments		6				
Amortization of net actuarial losses in net periodic cost	(14)		(20)	(5)	(19)	(2)
Total recognized in OCI	117	57	46	(6)	10	1
Net recognized in benefit cost and OCI	$ 105	$73	$ 54	$15	$ 30	$20

	OPEB – Non-U.S.		
	2012	2011	2010
Interest cost	$ 5	$ 7	$ 7
Service cost	1		
Net periodic benefit cost	6	7	7
Recognized in OCI:			
Amount due to net actuarial (gains) losses	(8)	7	(1)
Total recognized in OCI	(8)	7	(1)
Net recognized in benefit cost and OCI	$(2)	$14	$ 6

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

Our U.S. pension plans are frozen and no additional service cost is being accrued. The estimated net actuarial loss for the defined benefit pension plans that will be amortized from AOCI into benefit cost in 2013 is $21 for our U.S. plans and $4 for our non-U.S. plans. In January 2012, in accordance with our policy, we changed the amortization period related to deferred losses in accumulated other comprehensive income (AOCI) from the average remaining service period of active participants to the average remaining life expectancy of inactive participants for one of our U.S. plans as a result of almost all of the plan's participants being inactive. There is no net actuarial gain or loss related to OPEB plans that will be amortized from AOCI into benefit cost in 2013 for our non-U.S. plans.

During the third quarter of 2012, we recorded a $6 charge to other comprehensive income (OCI) for the prior service cost of a plan amendment resulting from a change in the Venezuelan labor code. The prior service cost will be amortized as a component of net periodic pension cost over the average future service period of active participants.

Funded status — The following tables provide reconciliations of the changes in benefit obligations, plan assets and funded status.

	Pension Benefits				OPEB – Non-U.S.	
	2012		2011			
	U.S.	Non-U.S.	U.S.	Non-U.S.	2012	2011
Reconciliation of benefit obligation:						
Obligation at beginning of period	$1,931	$243	$1,866	$325	$137	$132
Interest cost	85	12	92	13	5	7
Service cost		5		5	1	
Actuarial (gain) loss	182	51	114	(2)	(8)	7
Benefit payments	(137)	(12)	(141)	(17)	(7)	(6)
Plan amendments		6				
New plans		3				
Settlements		(3)		(77)		
Translation adjustments		4		(4)	4	(3)
Obligation at end of period	$2,061	$309	$1,931	$243	$132	$137

	Pension Benefits				OPEB – Non-U.S.	
	2012		2011			
	U.S.	Non-U.S.	U.S.	Non-U.S.	2012	2011
Reconciliation of fair value of plan assets:						
Fair value at beginning of period	$1,497	$ 43	$1,456	$ 120	$ —	$ —
Actual return on plan assets	162	1	152	1		
Employer contributions	212	12	30	14	7	6
Benefit payments	(137)	(12)	(141)	(17)	(7)	(6)
Settlements		(3)		(77)		
Translation adjustments		1		2		
Fair value at end of period	$1,734	$ 42	$1,497	$ 43	$ —	$ —
Funded status at end of period	$ (327)	$(267)	$ (434)	$(200)	$(132)	$(137)

Amounts recognized in the balance sheet —

	Pension Benefits				OPEB – Non-U.S.	
	2012		2011			
	U.S.	Non-U.S.	U.S.	Non-U.S.	2012	2011
Amounts recognized in the consolidated balance sheet:						
Noncurrent assets	$ —	$ 7	$ —	$ 8	$ —	$ —
Current liabilities		(11)		(10)	(7)	(7)
Noncurrent liabilities	(327)	(263)	(434)	(198)	(125)	(130)
Net amount recognized	$(327)	$(267)	$(434)	$(200)	$(132)	$(137)

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

Amounts recognized in AOCI —

	Pension Benefits					
	2012		2011		OPEB – Non-U.S.	
	U.S.	Non-U.S.	U.S.	Non-U.S.	2012	2011
Amounts recognized in AOCI:						
Net actuarial loss (gain)	$560	$ 63	$443	$12	$(8)	$—
Prior service cost		12		6		
Gross amount recognized	560	75	443	18	(8)	—
Deferred tax benefits		(18)		(2)	2	
Noncontrolling and equity interests		(1)		(1)		
Net amount recognized	$560	$ 56	$443	$15	$(6)	$—

As a result of the closure of several facilities in Canada, we are required to settle the related pension obligations. During the first half of 2011, we settled portions of our Canadian pension benefit obligations by making lump-sum payments or by purchasing nonparticipating annuity contracts to cover vested benefits. As a result of these actions, we reduced the benefit obligations by $77 and also reduced the fair value of plan assets by $77. The related settlement loss of $5 representing the recognition of a portion of the actuarial loss deferred in AOCI was included in restructuring charges. During 2010, similar settlement actions resulted in concurrent reductions in benefit obligations and fair value of plan assets by $32 and a related settlement loss of $2 which was also included in restructuring charges.

Aggregate funding levels — The following table presents information regarding the aggregate funding levels of our defined benefit pension plans at December 31:

	2012		2011	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Plans with fair value of plan assets in excess of obligations:				
Accumulated benefit obligation	$ 17	$ 16	$ 16	$ 16
Projected benefit obligation	17	17	16	16
Fair value of plan assets	17	24	16	24
Plans with obligations in excess of fair value of plan assets:				
Accumulated benefit obligation	2,044	260	1,915	209
Projected benefit obligation	2,044	292	1,915	227
Fair value of plan assets	1,717	18	1,481	19

At December 31, 2012, benefit obligations of $256 for certain non-U.S. pension plans and $132 for OPEB benefits are in plans that are not required to be funded.

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

Fair value of pension plan assets —

		Fair Value Measurements at December 31, 2012				
		U.S.			Non-U.S.	
Asset Category	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:						
U.S. all cap[(a)]	$ 75	$ 75	$ —	$ —	$—	$—
U.S. large cap	132	132				
EAFE composite	150	150				
Emerging markets	84	84				
Fixed income securities:						
U.S. core bonds[(b)]	179		179			
Corporate bonds	597		597			
U.S. Treasury strips	232		232			
Non-U.S. government securities	13				13	
Emerging market debt	52		52			
Alternative Investments:						
Hedge fund of funds[(c)]	78			78		
Insurance contracts[(d)]	9					9
Real estate	46			46		
Other	9		4		5	
Cash and cash equivalents	120		105		15	
Total	$1,776	$441	$1,169	$124	$33	$ 9

		Fair Value Measurements at December 31, 2011				
		U.S.			Non-U.S.	
Asset Category	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:						
U.S. all cap[(a)]	$ 56	$ 56	$ —	$ —	$—	$—
U.S. large cap	114	114				
U.S. small cap	35	35				
EAFE composite	127	127				
Emerging markets	52	52				
Fixed income securities:						
U.S. core bonds[(b)]	163		163			
Corporate bonds	501		501			
U.S. Treasury strips	265		265			
Non-U.S. government securities	24				24	
Emerging market debt	44		44			
Alternative Investments:						
Hedge fund of funds[(c)]	73			73		
Insurance contracts[(d)]	10					10
Real estate	42			42		
Other	6			1	5	
Cash and cash equivalents	28		24		4	
Total	$1,540	$384	$997	$116	$33	$10

Notes:

(a) This category comprises a combination of small-, mid- and large-cap equity stocks that are allocated at the investment manager's discretion. Investments include common and preferred securities as well as equity funds that invest in these instruments.

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

(b) This category represents a combination of investment grade corporate bonds, sovereign bonds, Yankee bonds, asset backed securities and U.S. government bonds. Investments include fixed income funds that invest in these instruments.

(c) This category includes fund managers that invest in a well-diversified group of hedge funds where strategies include, but are not limited to, event driven, relative value, long/short market neutral, multistrategy and global macro. Investments may be made directly or through pooled funds.

(d) This category comprises contracts placed with insurance companies where the underlying assets are invested in fixed interest securities.

	2012			2011		
	U.S.		Non-U.S.	U.S.		Non-U.S.
Reconciliation of Level 3 Assets	**Hedge fund of funds**	**Real Estate and Other**	**Insurance contract**	**Hedge fund of funds**	**Real Estate and Other**	**Insurance contract**
Fair value at beginning of period	$73	$43	$10	$78	$20	$10
Unrealized gains (losses) relating to:						
Assets sold during the period			(1)			
Assets still held at the reporting date	5	1		(5)	4	
Purchases		3			19	
Transfers out of Level 3		(1)				
Fair value at end of period	$78	$46	$ 9	$73	$43	$10

Valuation Methods

The fair value of equity securities is determined by either direct or indirect quoted market prices. When the value of assets held in separate accounts is not published, the value is based on the underlying holdings, which are primarily direct quoted market prices on regulated financial exchanges.

The fair value of fixed income securities is determined by either direct or indirect quoted market prices. When the value of assets held in separate accounts is not published, the value is based on the underlying holdings, which are primarily direct quoted market prices on regulated financial exchanges.

The fair value of hedge funds is accounted for by a custodian. The custodian obtains valuations from underlying managers based on market quotes for the most liquid assets and alternative methods for assets that do not have sufficient trading activity to derive prices. We review with the custodian the methods used by the underlying managers to value the assets. We believe this is an appropriate methodology to obtain the fair value of these assets.

The fair value of insurance contracts is determined by reference to the contract provided by the insurance company.

The fair value of investments in real estate is provided by fund managers. The fund managers value the real estate investments via independent third party appraisals on a periodic basis. Assumptions used to revalue the properties are updated every quarter. We believe this is an appropriate methodology to obtain the fair value of these assets. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser.

The fair value of cash and cash equivalents is set equal to its cost.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

Investment policy — Target asset allocations of U.S. pension plans are established through an investment policy, which is updated periodically and reviewed by an Investment Committee, comprised of certain company officers and directors. The investment policy allows for a flexible asset allocation mix which is intended to provide appropriate diversification to lessen market volatility while assuming a reasonable level of economic risk.

Our policy recognizes that properly managing the relationship between pension assets and pension liabilities serves to mitigate the impact of market volatility on our funding levels. The investment policy permits plan assets to be invested in a number of diverse categories, including a Growth Portfolio, an Immunizing Portfolio and a Liquidity Portfolio. These three sub-portfolios are intended to balance the generation of incremental returns with the management of overall risk.

The Growth Portfolio is invested in a diversified pool of assets in order to generate an incremental return with an acceptable level of risk. The Immunizing Portfolio is a hedging portfolio that may be comprised of fixed income securities and overlay positions. This portfolio is designed to offset changes in the value of the pension liability due to changes in interest rates. The Liquidity Portfolio is a cash portfolio designed to meet short-term liquidity needs and reduce the plans' overall risk. As a result of our diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The allocations among portfolios may be adjusted to meet changing objectives and constraints. We expect that as the funded status of the plan changes, we will increase or decrease the size of the Growth Portfolio in order to manage the risk of losses in the plan. As of December 31, 2012, the Growth Portfolio (U.S. and non-U.S. equities, core and high-yield fixed income, as well as hedge fund of funds, real estate and emerging market debt) comprises 50% of total assets, the Immunizing Portfolio (long duration U.S. Treasury strips and corporate bonds) comprises 49% and the Liquidity Portfolio (cash and short-term securities) comprises 1%. During 2012, the Growth Portfolio target was 48%, the Immunizing Portfolio target was 48% and the Liquidity Portfolio target was 4%.

Significant assumptions — The significant weighted average assumptions used in the measurement of pension benefit obligations at December 31 of each year and the net periodic benefit cost for each year are as follows:

	2012		2011		2010	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Pension benefit obligations:						
Discount rate	3.77%	3.93%	4.57%	4.98%	5.23%	4.87%
Net periodic benefit cost:						
Discount rate	4.57%	4.98%	5.23%	4.87%	5.79%	5.36%
Rate of compensation increase	N/A	3.14%	N/A	3.21%	N/A	3.19%
Expected return on plan assets	7.00%	3.74%	7.50%	4.09%	7.50%	4.12%

The pension plan discount rate assumptions are evaluated annually in consultation with our outside actuarial advisors. Long-term interest rates on high quality corporate debt instruments are used to determine the discount rate. For our largest plans, discount rates are developed using a discounted bond portfolio analysis, with appropriate consideration given to defined benefit payment terms and duration of the liabilities.

The expected rate of return on plan assets was selected on the basis of our long-term view of return and risk assumptions for major asset classes. We define long-term as forecasts that span at least the next ten years. Our long-term outlook is influenced by a combination of return expectations by individual asset class, actual historical experience and our diversified investment strategy. We consult with and consider the opinions of financial professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns. The appropriateness of the expected rate of return is assessed on an annual basis and revised if necessary. We have a high percentage of total assets in fixed income securities since the

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

benefit accruals are frozen for all of our U.S. pension plans. Based on this assessment, we have selected a 7.00% expected return on asset assumption for 2013 for our U.S. plans, the same rate we used for 2012.

The significant weighted average assumptions used in the measurement of OPEB obligations at December 31 of each year and the net periodic benefit cost for each year are as follows:

	2012	2011	2010
	Non-U.S.	Non-U.S.	Non-U.S.
OPEB benefit obligations:			
Discount rate	3.90%	4.18%	5.11%
Net periodic benefit cost:			
Discount rate	4.18%	5.11%	5.79%
Initial health care costs trend rate	6.40%	6.70%	7.00%
Ultimate health care costs trend rate	5.02%	5.02%	5.02%
Year ultimate reached	2018	2018	2015

The discount rate selection process was similar to the process used for the pension plans. Assumed health care cost trend rates have a significant effect on the health care obligation. To determine the trend rates, consideration is given to the plan design, recent experience and health care economics.

A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2012:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$ 1	$ (1)
Effect on OPEB obligations	14	(12)

Estimated future benefit payments and contributions — Expected benefit payments by our pension and OPEB plans for each of the next five years and for the period 2018 through 2022 are as follows:

	Pension Benefits		OPEB
Year	U.S.	Non-U.S.	Non-U.S.
2013	$ 137	$ 14	$ 7
2014	133	14	7
2015	132	14	7
2016	127	14	7
2017	124	16	7
2018 to 2022	594	103	35
Total	$1,247	$175	$70

Pension benefits are funded through deposits with trustees that satisfy, at a minimum, the applicable funding regulations. OPEB benefits are funded as they become due. Projected contributions to be made during 2013 to the defined benefit pension plans are $15 for our non-U.S. plans. We currently plan to make a discretionary contribution of $40 to our U.S. plans in 2013.

Multiemployer pension plans —

We participate in the Steelworkers Pension Trust (SPT) multiemployer pension plan which provides pension benefits to substantially all of our U.S. union-represented employees. We also have a small participation in the IAM National Pension Fund. Benefit levels are set by trustees who manage the plans. Contributions are made in accordance with our collective bargaining agreements and rates are generally based on hours worked. The collective bargaining agreement expires May 31, 2014. The trustees of the SPT have provided us with the latest data available for the plan year ended December 31, 2012. As of that date, the plan

(In millions, except share and per share amounts)

Note 11. Pension and Postretirement Benefit Plans – (continued)

is not fully funded. We could be held liable to the plan for our obligations as well as those of other employers' as a result of our participation in the plan. Contribution rates could increase if the plan is required to adopt a funding improvement plan or a rehabilitation plan, if the performance of plan assets do not meet expectations or as a result of future collectively bargained wage and benefit agreements. If we choose to stop participating in the plan, we may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Pension Protection Act (PPA) defines a zone status for each plan. Plans in the green zone are at least 80% funded, plans in the yellow zone are at least 65% funded and plans in the red zone are generally less than 65% funded. The SPT plan has utilized extended amortization provisions to amortize its losses from 2008. The plan recertified its zone status after using the extended amortization provisions as allowed by law. The SPT plan has not implemented a funding improvement or rehabilitation plan, nor are such plans pending. Our contributions to the SPT have not exceeded 5% of the total contributions to the plan. Contributions in 2011 increased from those made in 2010 due to increased levels of overtime. Contributions in 2012 increased from those made in 2011 as a result of changes in the contribution rate and increased levels of employment and overtime.

Pension Fund	Employer Identification Number/ Plan Number	PPA Zone Status		Funding Plan Pending/ Implemented	Contributions by Dana			Surcharge Imposed
		2012	2011		2012	2011	2010	
SPT	23-6648508/499	Green	Green	No	$10	$9	$8	No

Note 12. Marketable Securities

	2012			2011	
	Cost	Unrealized Gains	Fair Value	Cost	Fair Value
U.S. government securities	$ 7	$—	$ 7	$10	$10
Corporate securities	11		11	8	8
Certificates of deposit	16		16	13	13
Other	25	1	26	25	25
Total marketable securities	$59	$ 1	$60	$56	$56

U.S. government securities include bonds issued by government-sponsored agencies and Treasury notes. Corporate securities include both debt and equity securities. Other consists of investments in mutual and index funds. U.S. government securities, corporate debt and certificates of deposit maturing in one year or less, after one year through five years and after five years total $18, $13 and $3 at December 31, 2012.

Proceeds from liquidating available-for-sale marketable securities prior to their scheduled maturities were $1, $26 and $30 in 2012, 2011 and 2010. The related gains and losses realized on this activity were not significant.

Note 13. Financing Agreements

Long-term debt at December 31 —

	2012	2011
Senior Notes, 6.50%, due 2019	$400	$400
Senior Notes, 6.75%, due 2021	350	350
Other indebtedness	109	105
Total	859	855
Less: current maturities	56	24
Total long-term debt	$803	$831

(In millions, except share and per share amounts)

Note 13. Financing Agreements – (continued)

Other indebtedness includes the embedded lease obligation associated with the accounting for our agreement with SIFCO. See Note 2 for a further discussion of our agreement with SIFCO.

Scheduled principal payments on long-term debt as of December 31, 2012 —

	2013	2014	2015	2016	2017	Thereafter	Total
Debt maturities	$56	$36	$3	$4	$2	$758	$859

Senior notes — In January 2011, we completed the sale of $750 in senior unsecured notes (the Senior Notes). Interest on the notes is payable on February 15 and August 15 of each year beginning on August 15, 2011. Net proceeds of the offering totaled $733. Financing costs of $17 were recorded as deferred costs and are being amortized to interest expense over the life of the Senior Notes. The net proceeds, plus cash on hand of $127 (net of amounts paid to a Dana subsidiary), were used to repay all amounts outstanding under our then existing term facility. In connection with the repayment of our term facility, we wrote off $51 of previously deferred financing costs and original issue discount (OID) to other income, net.

At any time on or after February 15, 2015, we may redeem some or all of the Senior Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on February 15 of the years set forth below:

	Redemption Price	
Year	2019 Notes	2021 Notes
2015	103.250%	
2016	101.625%	103.375%
2017	100.000%	102.250%
2018	100.000%	101.125%
2019 and thereafter	100.000%	100.000%

Prior to February 15, 2015 for the 2019 Notes and prior to February 15, 2016 for the 2021 Notes, during any 12-month period, we may at our option redeem up to 10% of the aggregate principal amount of the notes at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest. Prior to these dates, we may also redeem some or all of the notes at a redemption price equal to the aggregate principal amount, plus accrued and unpaid interest, plus a "make-whole" premium. We have not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument as the economic characteristics and risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt. At any time prior to February 15, 2014 for the 2019 Notes and February 15, 2015 for the 2021 Notes, we may redeem up to 35% of the aggregate principal amount of the notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 106.5% (2019 Notes) and 106.75% (2021 Notes) of the principal amount, plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the notes issued remains outstanding after the redemption.

Revolving facility — Following the issuance of the Senior Notes, we received commitments from new and existing lenders for a $500 amended revolving credit facility (the Revolving Facility) which expires in February 2016. In connection with amending the revolving credit facility, we paid $6 in deferred financing costs to be amortized to interest expense over the life of the facility. We wrote off $2 of previously deferred financing costs associated with our prior revolving credit facility to other income, net.

The Revolving Facility is guaranteed by all of our domestic subsidiaries except for Dana Credit Corporation and Dana Companies, LLC and their respective subsidiaries (the guarantors) and grants a first

(In millions, except share and per share amounts)

Note 13. Financing Agreements – (continued)

priority lien on Dana's and the guarantors' accounts receivable and inventory and a second priority lien on substantially all of Dana's and the guarantors' remaining assets, including a pledge of 65% of the stock of our material foreign subsidiaries.

The Revolving Facility bears interest at a floating rate based on, at our option, the base rate or London Interbank Offered Rate (LIBOR) (each as described in the revolving credit agreement) plus a margin based on the undrawn amounts available under the agreement as set forth below:

Remaining Borrowing Availability	Base Rate	LIBOR Rate
Greater than $350	1.50%	2.50%
Greater than $150 but less than or equal to $350	1.75%	2.75%
$150 or less	2.00%	3.00%

Commitment fees are applied based on the average daily unused portion of the available amounts under the Revolving Facility. If the average daily use is less than 50%, the applicable fee will be 0.50% per annum. If the average daily unused portion of the Revolving Facility is equal to or greater than 50%, the applicable fee will be 0.625% per annum. Up to $300 of the Revolving Facility may be applied to letters of credit, which reduces availability. We pay a fee for issued and undrawn letters of credit in an amount per annum equal to the applicable LIBOR margin based on a quarterly average availability under the Revolving Facility and a per annum fronting fee of 0.25%, payable quarterly. There were no borrowings under the Revolving Facility at December 31, 2012 but we had utilized $71 for letters of credit. Based on our borrowing base collateral of $325, we had potential availability at December 31, 2012 under the Revolving Facility of $254 after deducting the outstanding letters of credit.

European receivables loan facility — In March 2011, we terminated our previous European receivables loan agreements and established a new €75 ($99 at the December 31, 2012 exchange rate) accounts receivable backed credit facility which expires in February 2016. Availability under the program is subject to the existence of adequate levels of supporting accounts receivable. In connection with initiating the new program, we paid $3 in deferred financing costs to be amortized to interest expense over the life of the program. We wrote off an insignificant amount of previously deferred financing costs on the former agreement to other income, net.

Advances under the program will bear interest based on the LIBOR applicable to the currency in which each advance is denominated or an Alternate Base Rate (as defined). We pay a fee on any unused amount of the program, in addition to other customary fees. At December 31, 2012, we had no borrowings under this program. As of December 31, 2012, we had potential availability of $86 based on the effective borrowing base.

Debt reduction actions — Prior to refinancing our term facility in January 2011, we used proceeds from the sale of the Structural Products business to repay outstanding principal of our term facility. A total of $90 and $5 was remitted to our lenders in 2010 and 2011. Approximately $9 of the $90 was received by a Dana subsidiary that had acquired approximately 10% of parent company debt in 2009. In connection with the debt repayments, we wrote off the related OID of $4 to other income, net and we expensed $2 of previously deferred financing costs as interest expense.

During the third quarter of 2010, we prepaid $46 of the term loan debt ($51 less $5 paid to a Dana subsidiary holding about 10% of the term loan debt) and we made a scheduled repayment of $2. In connection with these repayments, we wrote off the related OID of $3 to other income, net and we expensed $1 of previously deferred financing costs as interest expense. In the fourth quarter of 2010 we made a scheduled repayment of $2.

Debt covenants — At December 31, 2012, we were in compliance with the covenants of our debt agreements. Under the revolving facility and the Senior Notes, we are required to comply with certain incurrence-based covenants customary for facilities of these types.

(In millions, except share and per share amounts)

Note 13. Financing Agreements – (continued)

The incurrence-based covenants in the revolving facility permit us to, among other things, (i) issue foreign subsidiary indebtedness, (ii) incur general secured indebtedness and (iii) incur additional unsecured debt so long as the pro forma minimum fixed charge coverage ratio is at least 1.1:1.0. We may also make dividend payments in respect of our common stock as well as certain investments and acquisitions so long as there is (i) at least $125 of pro forma excess borrowing availability or (ii) at least $75 of pro forma excess borrowing availability and the pro forma minimum fixed charge coverage ratio is at least 1.1:1.0. The indenture governing the Senior Notes includes similar incurrence-based covenants that may subject us to additional specified limitations.

Note 14. Fair Value Measurements and Derivatives

In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability including assumptions about risk when appropriate. Our valuation techniques include a combination of observable and unobservable inputs.

Fair value measurements on a recurring basis — Assets and liabilities that are carried in our balance sheet at fair value are as follows:

		Fair Value Measurements Using		
December 31, 2012	**Total**	**Quoted Prices in Active Markets (Level 1)**	**Significant Inputs Observable (Level 2)**	**Significant Inputs Unobservable (Level 3)**
Notes receivable – noncurrent asset	$129	$—	$—	$129
Marketable securities – current asset	60	37	23	
Currency forward contracts – current asset	4		4	
Currency forward contracts – current liability	1		1	
December 31, 2011				
Notes receivable – noncurrent asset	$116	$—	$—	$116
Marketable securities – current asset	56	33	23	
Currency forward contracts – current asset	1		1	
Currency forward contracts – current liability	16		16	

Changes in Level 3 recurring fair value measurements —

Notes receivable	2012	2011	2010
Beginning of period	$116	$103	$ 94
Accretion of value (interest income)	14	13	11
Note sold in Structures sale			(2)
Other	(1)		
End of period	$129	$116	$103

Substantially all of the notes receivable balance consists of a callable note, due 2019, obtained in connection with a divestiture in 2004. The fair value of the note is derived using a discounted cash flow technique and capped at the callable value. The discount rate used in the calculation is the current yield of the publically traded debt of the operating subsidiary of the obligor, adjusted by a 250 basis point risk premium. The significant unobservable input used to fair value the note is the risk premium. A significant increase in the risk premium may result in a lower fair value measurement. A significant decrease in the risk premium would

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 14. Fair Value Measurements and Derivatives – (continued)

not result in a higher fair value measurement due to the callable value cap. The fair value of the note at December 31, 2012 and 2011 equaled the callable value.

Fair value measurements on a nonrecurring basis — In addition to items that are measured at fair value on a recurring basis, we also have long-lived assets that may be measured at fair value on a nonrecurring basis. These assets include intangible assets and property, plant and equipment which may be written down to fair value as a result of impairment.

Fair value of financial instruments — The fair values of financial instruments that do not approximate carrying values in our balance sheet are as follows:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Notes	$750	$805	$750	$765
Other indebtedness	109	107	105	103
Total	$859	$912	$855	$868

The fair value of our Senior Notes is estimated based upon a market approach (Level 2) while the fair value of our other indebtedness is based upon an income approach (Level 2).

Foreign currency derivatives — The total notional amounts of outstanding foreign currency forward contracts, comprised of currency forward contracts involving the exchange of various currencies, were $217 and $213 as of December 31, 2012 and December 31, 2011.

The following currency forward contracts were outstanding at December 31, 2012 and 2011 and are primarily associated with forecasted transactions involving the purchases and sales of inventory through the next twelve months:

		Notional Amount (U.S. Dollar Equivalent)			
Functional Currency	Traded Currency	Designated as Cash Flow Hedges	Undesignated	Total	Maturity
December 31, 2012:					
U.S. dollar	Mexican peso	$ 93	$ —	$ 93	Dec-13
Euro	U.S. dollar, Canadian dollar, Hungarian forint, British pound	33		33	Dec-13
British pound	U.S. dollar, Euro	42	1	43	Dec-13
Swedish krona	Euro	14	4	18	Dec-13
Australian dollar	U.S. dollar	8	3	11	Nov-13
Indian rupee	U.S. dollar, British pound, Euro		19	19	Nov-13
Total forward contracts		$190	$ 27	$217	
December 31, 2011:					
Mexican peso	U.S. dollar	$101	$ —	$101	Dec-12
Euro	U.S. dollar, Canadian dollar, Hungarian forint, Japanese yen	35	7	42	Dec-12
British pound	U.S. dollar, Euro	22	1	23	Dec-12
Swedish krona	Euro	17		17	Dec-12
Australian dollar	U.S. dollar	12		12	Dec-12
Indian rupee	U.S. dollar, British pound, Euro		18	18	Sep-12
Total forward contracts		$187	$ 26	$213	

(In millions, except share and per share amounts)

Note 14. Fair Value Measurements and Derivatives – (continued)

Cash flow hedges — With respect to contracts designated as cash flow hedges, changes in fair value during the period in which the contracts remain outstanding are reported in OCI to the extent such contracts remain effective. Changes in fair value of those contracts that are not designated as cash flow hedges are reported in income in the period in which the changes occur. Forward contracts associated with product-related transactions are marked to market in cost of sales while other contracts are marked to market through other income, net. Amounts recorded in OCI are ultimately reclassified to earnings in the same periods in which the underlying transactions affect earnings.

Amounts to be reclassified to earnings — Deferred gains of $3 at December 31, 2012, which are reported in AOCI, are expected to be reclassified to earnings during the next twelve months. Amounts expected to be reclassified to earnings assume no change in the current hedge relationships or to December 31, 2012 market rates. Deferred losses at December 31, 2011 were $13, of which $7 have been reclassified from AOCI to earnings in 2012. The remainder of the change in the amounts deferred in AOCI is primarily attributable to the fluctuation of the U.S. dollar against the Mexican peso during 2012.

Note 15. Commitments and Contingencies

Asbestos personal injury liabilities — We had approximately 25,000 active pending asbestos personal injury liability claims at December 31, 2012 versus 26,000 such claims at December 31, 2011. In addition, approximately 1,000 mostly inactive claims have been settled and are awaiting final documentation and dismissal, with or without payment. We have accrued $83 for indemnity and defense costs for settled, pending and future claims at December 31, 2012, compared to $89 at December 31, 2011. We use a fifteen-year time horizon for our estimate of this liability.

At December 31, 2012, we had recorded $50 as an asset for probable recovery from our insurers for the pending and projected asbestos personal injury liability claims, compared to $53 recorded at December 31, 2011. The recorded asset represents our assessment of the capacity of our current insurance agreements to provide for the payment of anticipated defense and indemnity costs for pending claims and projected future demands. The recognition of these recoveries is based on our assessment of our right to recover under the respective contracts and on the financial strength of the insurers. We have coverage agreements in place with our insurers confirming substantially all of the related coverage and payments are being received on a timely basis. The financial strength of these insurers is reviewed at least annually with the assistance of a third party. The recorded asset does not represent the limits of our insurance coverage, but rather the amount we would expect to recover if we paid the accrued indemnity and defense costs. A 2011 settlement with one of the insurers provided increased coverage on pending and projected claims, resulting in an increased aggregate receivable as a percent of the total liability at December 31, 2011.

As part of our reorganization, assets and liabilities associated with asbestos claims were retained in Dana Corporation which was then merged into Dana Companies, LLC, a consolidated wholly-owned subsidiary of Dana. The assets of Dana Companies, LLC include insurance rights relating to coverage against these liabilities and other assets which we believe are sufficient to satisfy its liabilities. Dana Companies, LLC continues to process asbestos personal injury claims in the normal course of business, is separately managed and has an independent board member. The independent board member is required to approve certain transactions including dividends or other transfers of $1 or more of value to Dana.

During the second quarter of 2011, we reached an agreement with an insurer to settle a long-standing claim pending in the liquidation proceedings of the insurer and recorded the estimated fair value of the recovery. As a result, other income includes a $6 credit for this recovery of past outlays related to asbestos claims.

Other product liabilities — We had accrued $1 for non-asbestos product liability costs at December 31, 2012 and 2011, with no recovery expected from third parties at either date. We estimate these liabilities based on assumptions about the value of the claims and about the likelihood of recoveries against us derived from our historical experience and current information.

(In millions, except share and per share amounts)

Note 15. Commitments and Contingencies – (continued)

Environmental liabilities — Accrued environmental liabilities were $11 at December 31, 2012 and $13 at December 31, 2011. We consider the most probable method of remediation, current laws and regulations and existing technology in determining the fair value of our environmental liabilities. Other accounts receivable included a related recoverable from an insurer of $2 at both dates.

Bankruptcy claims resolution — Dana and forty of its wholly-owned subsidiaries (collectively, the Debtors) reorganized under Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) from March 3, 2006 until emergence on January 31, 2008 (the Effective Date). On the Effective Date, we consummated the Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession as modified and emerged from Chapter 11. The last of the common shares reserved for holders of allowed unsecured nonpriority claims were distributed during the third quarter of 2011. On February 16, 2012, a final decree was issued and the bankruptcy case was closed.

Other legal matters — We are subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent difficulty of predicting the outcome of such matters, we cannot state what the eventual outcome of these matters will be. However, based on current knowledge and after consultation with legal counsel, we believe that the liabilities that may result from these proceedings will not have a material adverse effect on our liquidity, financial condition or results of operations.

Lease commitments — Cash obligations under future minimum rental commitments under operating leases and net rental expense are shown in the table below. Operating lease commitments are primarily related to facilities.

	2013	2014	2015	2016	2017	Thereafter	Total
Lease commitments	$43	$52	$27	$19	$14	$54	$209

	2012	2011	2010
Rental expense	$63	$62	$64

Note 16. Warranty Obligations

We record a liability for estimated warranty obligations at the dates our products are sold. We record the liability based on our estimate of costs to settle future claims. Adjustments are made as new information becomes available.

Changes in warranty liabilities —

	2012	2011	2010
Balance, beginning of period	$ 72	$ 85	$ 83
Amounts accrued for current period sales	20	36	41
Adjustments of prior accrual estimates	4	(4)	11
Settlements of warranty claims	(31)	(44)	(50)
Currency impact	1	(1)	
Balance, end of period	$ 66	$ 72	$ 85

We have been notified of an alleged quality issue at a foreign subsidiary of Dana that produced engine coolers for a unit of Sogefi SpA that were used in modules supplied to Volkswagen. Based on the information currently available to us, we do not believe that this matter will result in a material liability to Dana.

On July 27, 2012, Ford Motor Company filed a complaint alleging quality issues relating to products supplied by the former Structural Products business at Dana Canada Corporation. The Dana Canada facility

(In millions, except share and per share amounts)

Note 16. Warranty Obligations – (continued)

was closed in 2008 and Dana Holding Corporation divested substantially all of the Structural Products business in 2010. Based on the information currently available to us, we do not believe this matter will result in a material liability to Dana.

Note 17. Income Taxes

Income tax expense (benefit) attributable to continuing operations —

	2012	2011	2010
Current			
U.S. federal and state	$ 18	$ 2	$(16)
Non-U.S.	113	108	58
Total current	131	110	42
Deferred			
U.S. federal and state		2	(5)
Non-U.S.	(80)	(25)	(7)
Total deferred	(80)	(23)	(12)
Total expense	$ 51	$ 87	$ 30

We record interest and penalties related to uncertain tax positions as a component of income tax expense or benefit. Net interest expense for the periods presented herein is not significant.

Income (loss) from continuing operations before income taxes —

	2012	2011	2010
U.S. operations	$ 77	$ 23	$ (71)
Non-U.S. operations	287	283	126
Income (loss) before income taxes	$364	$306	$ 55

Income tax audits — We conduct business globally and, as a result, file income tax returns in multiple jurisdictions that are subject to examination by taxing authorities throughout the world. With few exceptions, we are no longer subject to U.S. federal, state and local or foreign income tax examinations for years before 2007. The U.S. federal income tax audits for 2006 through 2008 were settled during the first quarter of 2011 resulting in no incremental cash taxes. During 2010, we reversed accruals for uncertain tax positions of $9 related to the 1999 through 2002 and 2003 through 2005 U.S. Internal Revenue Service (IRS) audit cycles. We also paid $75 in 2010 to satisfy a bankruptcy claim related to these audit cycles.

We are currently under audit by U.S. and foreign authorities for certain taxation years. When these issues are settled the total amounts of unrecognized tax benefits for all open tax years may be modified. In 2012, we accrued a tax reserve of $4 for an uncertain tax position in Italy. Audit outcomes and the timing of the audit settlements are subject to uncertainty and we cannot make an estimate of the impact on our financial position at this time.

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 17. Income Taxes – (continued)

Effective tax rate reconciliation —

	2012	2011	2010
U.S. federal income tax rate	35%	35%	35%
Adjustments resulting from:			
State and local income taxes, net of federal benefit			(7)
Non-U.S. income	(4)	(2)	(7)
Non-U.S. tax incentives	(5)	(4)	(18)
Non-U.S. withholding taxes on undistributed earnings of non-U.S. operations	4	4	10
Settlement and return adjustments	2	(5)	(8)
Miscellaneous items	(1)	1	14
Valuation allowance adjustments	(17)	(1)	36
Effective income tax rate for operations	14%	28%	55%

The income tax rate varies from the U.S. federal statutory rate of 35% due to valuation allowances in several entities, the 2012 adjustment of valuation allowances in Canada and the UK, local tax incentives in several countries outside the U.S., the 2010 adjustment of valuation allowances in Brazil, nondeductible expenses, different statutory tax rates outside the U.S. and withholding taxes related to repatriations of international earnings to the U.S. In 2011, income tax expense was reduced by $12 for the expected recovery of taxes paid in India in connection with our bankruptcy reorganization in 2008. We received this reimbursement in cash in the second quarter of 2012. In 2012, income tax expense was reduced by one-time tax credits of $6 generated outside the U.S., and it was reduced by $34 and $20 for the release of valuation allowances that were recorded in Canada and the UK.

The tax expense or benefit recorded is generally determined without regard to other categories of earnings, such as OCI. An exception occurs if there is aggregate pre-tax income from other categories and a pre-tax loss from continuing operations, where a valuation allowance has been established against deferred tax assets in that entity. The tax benefit allocated to operations is the amount by which the loss from operations reduces the tax expense recorded with respect to the other categories of earnings. This exception resulted in a $5 charge to OCI in 2010 but was not applicable for the years ended December 31, 2012 and 2011.

Foreign income repatriation — We provide for U.S. federal income and non-U.S. withholding taxes on the earnings of our non-U.S. operations that are not considered to be permanently reinvested. Accordingly, we continue to analyze and adjust the estimated tax impact of the income and non-U.S. withholding liabilities based on the amount and source of these earnings. We recognized net expense of $7 for 2012 and a net benefit of $3 for 2010 related to future income taxes and non-U.S. withholding taxes on repatriations from operations that are not permanently reinvested. The amount recognized in 2011 was not significant. We also accrued withholding tax of $10, $17 and $8 during 2012, 2011 and 2010 related to the actual transfer of funds to the U.S. and between foreign subsidiaries. The unrecognized tax liability associated with operations in which we are permanently reinvested is not practical to estimate.

The earnings of our non-U.S. subsidiaries will likely be repatriated to the U.S. in the form of repayments of intercompany borrowings and distributions from earnings. Certain of our international operations had intercompany loan obligations to the U.S. totaling $853 at the end of 2012. Of this amount, intercompany loans and related interest accruals with an equivalent value of $45 are denominated in a foreign currency and are not considered to be permanently invested as they are expected to be repaid in the near term.

Valuation allowance adjustments — We have generally not recognized tax benefits on losses generated in several entities, including the U.S., where the recent history of operating losses does not allow us to satisfy the "more likely than not" criterion for the recognition of deferred tax assets. Consequently, there is no income tax expense or benefit recognized on the pre-tax income or losses in these jurisdictions as valuation

(In millions, except share and per share amounts)

Note 17. Income Taxes – (continued)

allowances are adjusted to offset the associated tax expense or benefit. During 2012, improvements in our operating results provided sufficient positive evidence to reduce the valuation allowances in Canada and the UK, resulting in tax benefits of $34 and $20. During 2011, improvements in our operating results provided sufficient positive evidence to reduce valuation allowances in Mexico and Spain, resulting in a tax benefit of $8. During 2010, we reorganized our business operations in Brazil by contributing a portion of our Brazilian operating assets into a previously dormant subsidiary with accumulated loss carryforwards that were offset with a valuation allowance. The profits of the contributed operating assets support the realization of the subsidiary's loss carryforwards, so we reversed $16 of valuation allowances that had been recorded against these deferred tax assets. We will maintain full valuation allowances against our net deferred tax assets in the U.S. and other applicable countries until sufficient positive evidence exists to reduce or eliminate the valuation allowances. We believe that it is reasonably possible that valuation allowances in excess of $800 could be released in the next twelve months.

Deferred tax assets and liabilities — Temporary differences and carryforwards give rise to the following deferred tax assets and liabilities.

	2012	2011
Net operating loss carryforwards	$ 933	$ 885
Postretirement benefits, including pensions	189	217
Research and development costs	104	112
Expense accruals	114	100
Foreign tax credits recoverable	31	86
Other tax credits recoverable	52	47
Capital loss carryforwards	66	30
Inventory reserves	17	18
Postemployment and other benefits	5	8
Other	24	23
Total	1,535	1,526
Valuation allowance	(1,184)	(1,334)
Deferred tax assets	351	192
Unremitted earnings	(151)	(117)
Goodwill and other intangibles	(75)	(99)
Depreciation	(25)	(20)
Other	(72)	(19)
Deferred tax liabilities	(323)	(255)
Net deferred tax assets (liabilities)	$ 28	$ (63)

Carryforwards — Our deferred tax assets include benefits expected from the utilization of net operating losses (NOLs), capital loss and credit carryforwards in the future. The following table identifies the net operating loss deferred tax asset components and the related allowances that existed at December 31, 2012. Due to time limitations on the ability to realize the benefit of the carryforwards, additional portions of these deferred tax assets may become unrealizable in the future.

In addition to the NOL carryforwards listed in the table above, we have deferred tax assets of $66 and $83 related to capital loss carryforwards and other credit carryforwards which are fully offset with valuation allowances at December 31, 2012. The capital losses can be carried forward indefinitely while the other credits are generally available for 10 to 20 years with a portion expiring as early as 2013. We also have a deferred tax asset of $27 related to NOLs for excess tax benefits generated upon the settlement of stock

(In millions, except share and per share amounts)

Note 17. Income Taxes – (continued)

awards that increased a current year net operating loss. We cannot record the benefit of these losses in the financial statements until the losses are utilized to reduce our income taxes payable at which time we will recognize the tax benefit in equity.

	Deferred Tax Asset	Valuation Allowance	Carryforward Period	Earliest Year of Expiration
Net operating losses				
U.S. federal	$677	$(677)	20	2023
U.S. state	137	(137)	Various	2013
Brazil	32	(17)	Unlimited	
France	15		Unlimited	
Australia	41	(41)	Unlimited	
Venezuela	1		Various	2013
U.K.	10	(5)	Unlimited	
Argentina	16	(16)	5	2013
South Africa	4	(4)	15	2024
Total	$933	$(897)		

Through further evaluation and audit adjustment, we estimate that the use of $736 of our U.S. federal NOLs is subject to limitation due to the change in ownership of our stock upon emergence from bankruptcy. We estimate that the Internal Revenue Code (IRC) will limit our use of these pre-change NOLs to $84 annually. In the month following our reorganization in 2008, we paid approximately $733 to fund two VEBAs for certain union employee benefit obligations which the IRS confirmed as a deductible cost in the 2008 post-emergence period. This cost is included in the additional $1,199 of U.S. federal NOLs accumulated since the ownership change at emergence, which are not subject to limitation as of the end of 2012. However, there can be no assurance that trading in our shares will not effect another change in ownership under the IRC which would further limit our ability to utilize our available NOLs. The deferred tax assets related to both the pre-change and post-change U.S. NOLs have a full valuation allowance.

Unrecognized tax benefits — Unrecognized tax benefits are the difference between a tax position taken, or expected to be taken, in a tax return and the benefit recognized for accounting purposes. Interest income or expense, as well as penalties relating to income tax audit adjustments and settlements are recognized as components of income tax expense or benefit. Interest of $6 was accrued on the uncertain tax positions as of December 31, 2012 and 2011.

Reconciliation of gross unrecognized tax benefits —

	2012	2011	2010
Balance at January 1	$ 46	$ 53	$41
Decrease related to expiration of statute of limitations	(9)	(13)	(8)
Increase related to prior years tax positions	63	13	15
Increases related to current year tax positions	8	6	5
Decrease related to settlements		(13)	
Balance at December 31	$108	$ 46	$53

We anticipate that our gross unrecognized tax benefits will decrease by $40 in the next twelve months upon the expected completion of the IRS examination of our federal tax returns for 2009 and 2010 and the associated adjustment to our federal NOL carryforward. The settlement of these matters with the IRS will not impact the effective tax rate. Gross unrecognized tax benefits of $53 would impact the effective tax rate if recognized. If other open matters are settled with the IRS or other taxing jurisdictions, the total amounts of unrecognized tax benefits for open tax years may be modified.

(In millions, except share and per share amounts)

Note 18. Other Income, Net

	2012	2011	2010
Interest income	$ 24	$ 27	$ 30
Government grants and incentives	8	10	6
Foreign exchange gain (loss)	(15)		(19)
Strategic transaction expenses	(10)	(10)	(4)
Loss on extinguishment of debt		(53)	(7)
Gain on sale of equity investments		60	
Impairment of long-lived assets	(2)	(5)	
Other	14	25	17
Other income, net	$ 19	$ 54	$ 23

Foreign exchange gains and losses on cross-currency intercompany loan balances that are not considered permanently invested are reported above. Foreign exchange gains and losses on loans that are permanently invested are reported in OCI. Foreign exchange loss for 2010 also includes a charge of $3 resulting from the devaluation of the Venezuelan bolivar.

Strategic transaction expenses relate primarily to costs incurred in connection with acquisition and divestiture related activities.

As discussed in Note 13 above, the loss on extinguishment of debt in 2011 and 2010 resulted from writing off the original issue discount and previously deferred financing fees in connection with refinancing our term facility and modifying our credit facilities.

As discussed in Note 2 above, the gain on sale of equity investments resulted from the divestiture of our interests in the GETRAG Entities.

As discussed in Note 15 above, a recovery finalized in the second quarter of 2011 of past outlays related to asbestos claims resulted in a $6 credit to other income, net.

Note 19. Segments, Geographical Area and Major Customer Information

The components that management establishes for purposes of making decisions about an enterprise's operating matters are referred to as "operating segments." We manage our operations globally through four operating segments: Light Vehicle Driveline, Commercial Vehicle, Off-Highway and Power Technologies.

We report the results of our operating segments and related disclosures about each of our segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to those segments. The primary measure of operating results is segment EBITDA. The most significant impact on our ongoing results of operations as a result of applying fresh start accounting following our emergence from bankruptcy was higher depreciation and amortization. Management believes by using segment EBITDA, a performance measure which excludes depreciation and amortization, the comparability of results is enhanced. In addition, segment EBITDA is an important measure since the financial covenants in our debt agreements are based, in part, on EBITDA. Our segments are charged for corporate and other shared administrative costs.

(In millions, except share and per share amounts)

Note 19. Segments, Geographical Area and Major Customer Information – (continued)

Segment information —

2012	External Sales	Inter-Segment Sales	Segment EBITDA	Capital Spend	Depreciation	Net Assets
LVD	$2,743	$ 186	$263	$ 47	$ 82	$ 708
Power Technologies	1,012	21	137	24	41	394
Commercial Vehicle	1,960	134	199	30	38	757
Off-Highway	1,509	54	189	22	18	399
Eliminations and other		(395)		41	11	365
Total	$7,224	$ —	$788	$164	$190	$2,623
2011						
LVD	$2,696	$ 206	$262	$ 71	$ 90	$ 730
Power Technologies	1,042	27	139	34	46	420
Commercial Vehicle	2,245	122	218	49	46	808
Off-Highway	1,560	63	166	21	22	432
Eliminations and other	1	(418)		21	13	339
Total	$7,544	$ —	$785	$196	$217	$2,729
2010						
LVD	$2,397	$ 201	$227	$ 61	$107	$ 831
Power Technologies	927	26	125	17	50	434
Commercial Vehicle	1,463	102	139	15	46	664
Off-Highway	1,131	43	98	10	24	481
Eliminations and other	3	(372)		17	11	161
Total	$5,921	$ —	$589	$120	$238	$2,571

Net assets include accounts receivable, inventories, prepaid expenses (excluding taxes), goodwill, investments in affiliates, net property, plant and equipment, accounts payable and certain accrued liabilities.

(In millions, except share and per share amounts)

Note 19. Segments, Geographical Area and Major Customer Information – (continued)

Reconciliation of segment EBITDA to consolidated net income —

	2012	2011	2010
Segment EBITDA	$ 788	$ 785	$ 589
Corporate expense and other items, net	(11)	(21)	(42)
Expenses previously allocated to Structures	(1)	(1)	(4)
Depreciation	(188)	(212)	(232)
Amortization of intangibles	(87)	(90)	(76)
Restructuring	(47)	(82)	(74)
Loss on extinguishment of debt		(53)	(7)
Gain on sale of equity investment		60	
Strategic transaction and other expenses	(9)	(12)	(5)
Impairment and loss on sale of assets	(6)	(7)	(3)
Stock compensation expense	(17)	(8)	(14)
Foreign exchange on intercompany loans and market value adjustments on forwards	2	(1)	(18)
Interest expense	(84)	(79)	(89)
Interest income	24	27	30
Income from continuing operations before income taxes	364	306	55
Income tax expense	51	87	30
Equity in earnings of affiliates	2	21	11
Income from continuing operations	315	240	36
Loss from discontinued operations		(8)	(21)
Net income	$ 315	$ 232	$ 15

Reconciliation of segment net assets to consolidated total assets —

	2012	2011
Net assets	$2,623	$2,729
Accounts payable and other current liabilities	1,100	1,293
Other current and long-term assets	1,421	1,255
Consolidated total assets	$5,144	$5,277

Notes to Consolidated Financial Statements
(In millions, except share and per share amounts)

Note 19. Segments, Geographical Area and Major Customer Information – (continued)

Geographic information — Of our consolidated net sales, the U.S., Italy, Brazil and Germany account for 41%, 10%, 8% and 6%, respectively. No other country accounts for more than 5% of our consolidated net sales. Sales are attributed to the location of the product entity recording the sale. Long-lived assets represent property, plant and equipment.

	Net Sales			Long-Lived Assets		
	2012	2011	2010	2012	2011	2010
North America						
United States	$2,975	$2,973	$2,551	$ 300	$ 327	$ 363
Other North America	396	364	285	138	147	162
Total	3,371	3,337	2,836	438	474	525
Europe						
Italy	731	755	517	64	64	70
Germany	408	434	360	118	123	135
Other Europe	882	905	702	158	157	168
Total	2,021	2,094	1,579	340	344	373
South America						
Brazil	574	1,011	535	136	149	130
Other South America	351	323	248	73	84	75
Total	925	1,334	783	209	233	205
Asia Pacific	907	779	723	252	234	248
Total	$7,224	$7,544	$5,921	$1,239	$1,285	$1,351

Sales to major customers — Ford is the only individual customer to whom sales have exceeded 10% of our consolidated sales in the past three years. Sales to Ford for the three most recent years were $1,254 (17%) in 2012, $1,276 (17%) in 2011 and $1,180 (20%) in 2010.

Export sales from the U.S. were $321, $306 and $281 in 2012, 2011 and 2010.

Note 20. Equity Affiliates

We have a number of investments in entities that engage in the manufacture of vehicular parts — primarily axles, driveshafts and wheel-end braking systems — supplied to OEMs.

Dividends received from equity affiliates were $3, $4 and $2 in 2012, 2011 and 2010.

Equity method investments exceeding $5 at December 31, 2012 —

	Ownership Percentage	Investment
Dongfeng Dana Axle Co., Ltd.	50%	$148
Bendix Spicer Foundation Brake, LLC	20%	34
Axles India Limited	48%	8
All others as a group	Various	10
Investments in equity affiliates		200
Investment in affiliates carried at cost	Various	2
Investment in affiliates		$202

The carrying value of our equity method investments at December 31, 2012 was $81 more than our share of the affiliates' book value, including $47 attributable to goodwill. The difference between the investment carrying value and the amount of underlying equity in assets, excluding the $47 attributable to goodwill, is being amortized on a straight line basis over the underlying assets' estimated useful lives of five to 45 years.

(In millions, except share and per share amounts)

Note 20. Equity Affiliates – (continued)

Summarized financial information for DDAC and other equity affiliates on a combined basis —

	DDAC			Other Equity Affiliates Combined		
	2012	2011	2010	2012	2011*	2010
Sales	$683	$951	$1,040	$522	$1,134	$977
Gross profit	$ 68	$100	$ 112	$ 75	$ 162	$150
Pre-tax income	$ 8	$ 43	$ 30	$ 21	$ 50	$ 36
Net income	$ 7	$ 36	$ 26	$ 16	$ 36	$ 26
Dana's equity earnings in affiliate	$ (1)	$ 8	$ 1	$ 3	$ 13	$ 10

* Includes results of GETRAG Entities through September 30, 2011.

	DDAC		Other Equity Affiliates Combined	
	2012	2011	2012	2011
Current assets	$487	$647	$141	$179
Noncurrent assets	152	152	71	75
Total assets	$639	$799	$212	$254
Current liabilities	$454	$627	$ 89	$128
Noncurrent liabilities	18	15	23	33
Total liabilities	$472	$642	$112	$161

Dana Holding Corporation
Quarterly Results (Unaudited)
(In millions, except per share amounts)

	For the 2012 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$1,964	$1,936	$1,715	$1,609
Gross margin	$ 266	$ 273	$ 238	$ 197
Net income	$ 73	$ 89	$ 60	$ 93
Net income attributable to the parent company	$ 70	$ 86	$ 56	$ 88
Net income per share available to parent company stockholders				
Basic	$ 0.42	$ 0.53	$ 0.32	$ 0.54
Diluted	$ 0.33	$ 0.40	$ 0.26	$ 0.41

	For the 2011 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$1,789	$1,920	$1,940	$1,895
Gross margin	$ 216	$ 232	$ 234	$ 215
Net income (loss)	$ (25)	$ 70	$ 112	$ 75
Net income (loss) attributable to the parent company	$ (30)	$ 68	$ 110	$ 71
Net income (loss) per share available to parent company stockholders				
Basic	$(0.26)	$ 0.41	$ 0.69	$ 0.43
Diluted	$(0.26)	$ 0.32	$ 0.51	$ 0.33

Note: Gross margin is net sales less cost of sales.

Net sales and gross margin amounts for 2011 and the first and second quarters of 2012 have been restated to present the Structural Products business as a discontinued operation following the cessation of activities in August 2012. Net income for the fourth quarter of 2012 includes income tax valuation allowance releases of $54. Net income for the first quarter of 2011 includes $53 in losses on extinguishment of debt from repayment of our credit facilities. Net income for the third quarter of 2011 includes a $60 gain on sale of equity investments resulting from the divestiture of our interests in the GETRAG Entities.

Dana Holding Corporation
Schedule II
Valuation and Qualifying Accounts and Reserves
(In millions)

	Balance at beginning of period	Amounts charged (credited) to income	Allowance utilized	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
For the Year Ended December 31, 2012					
Amounts deducted from assets:					
Allowance for doubtful receivables . . .	$ 8	$ 1	$ (1)	$ —	$ 8
Inventory reserves	55	6	(12)	2	51
Valuation allowance for deferred tax assets	1,334	(114)	(79)	43	1,184
Total allowances deducted from assets	$1,397	$(107)	$(92)	$ 45	$1,243
For the Year Ended December 31, 2011					
Amounts deducted from assets:					
Allowance for doubtful receivables . . .	$ 11	$ —	$ (3)	$ —	$ 8
Inventory reserves	59	6	(9)	(1)	55
Valuation allowance for deferred tax assets	1,345	(25)		14	1,334
Total allowances deducted from assets	$1,415	$ (19)	$(12)	$ 13	$1,397
For the Year Ended December 31, 2010					
Amounts deducted from assets:					
Allowance for doubtful receivables . . .	$ 18	$ (2)	$ (5)	$ —	$ 11
Inventory reserves	60	9	(10)		59
Valuation allowance for deferred tax assets	1,409	46	(3)	(107)	1,345
Total allowances deducted from assets	$1,487	$ 53	$(18)	$(107)	$1,415

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures — Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the Exchange Act)) as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Management's report on internal control over financial reporting — Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report which is included herein.

Changes in internal control over financial reporting — There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Dana has adopted Standards of Business Conduct that apply to all of its officers and employees worldwide. Dana also has adopted Standards of Business Conduct for the Board of Directors. Both documents are available on Dana's Internet website at *http://www.dana.com.*

The remainder of the response to this item will be included under the sections captioned "Corporate Governance," "Selection of Chairman and Chief Executive Officer; Succession Planning," "Information About the Nominees and Series A Preferred Directors," "Risk Oversight," "Committees and Meetings of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 23, 2013, which sections are hereby incorporated herein by reference.

Item 11. Executive Compensation

The response to this item will be included under the sections captioned "Compensation Committee Interlocks and Insider Participation," "Compensation of Executive Officers," "Compensation Discussion and Analysis," "Compensation of Directors," "Officer Stock Ownership Guidelines," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards at Fiscal Year-End," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested During Fiscal Year," "Pension Benefits," "Nonqualified Deferred Compensation at Fiscal Year-End," "Executive Agreements" and "Potential Payments and Benefits Upon Termination or Change in Control" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 23, 2013, which sections are hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The response to this item will be included under the section captioned "Security Ownership of Certain Beneficial Owners and Management" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 23, 2013, which section is hereby incorporated herein by reference.

Equity Compensation Plan Information

The following table contains information as of December 31, 2012 about shares of stock which may be issued under our equity compensation plans, all of which have been approved by our shareholders.

(Shares in millions) Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[(1)]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[(2)]	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	4.7	$11.73	7.0
Equity compensation plans not approved by security holders			
Total	4.7	$11.73	7.0

(1) In addition to stock options, restricted stock units and performance shares have been awarded under Dana's equity compensation plans and were outstanding at December 31, 2012.

(2) Calculated without taking into account the 1.4 shares of common stock subject to outstanding restricted stock units and performance shares that become issuable as those units vest since they have no exercise price and no cash consideration or other payment is required for such shares.

Item 13. Certain Relationships and Related Transactions and Director Independence

The response to this item will be included under the sections captioned "Director Independence and Transactions of Directors with Dana," "Transactions of Executive Officers with Dana" and "Information about the Nominees and Series A Preferred Directors" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 23, 2013, which sections are hereby incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The response to this item will be included under the section captioned "Independent Auditors" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 23, 2013, which section is hereby incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DANA HOLDING CORPORATION

Date: February 21, 2013

By: /s/ Roger J. Wood
Roger J. Wood
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 21st day of February 2013 by the following persons on behalf of the registrant and in the capacities indicated, including a majority of the directors.

Signature	Title
/s/ Roger J. Wood Roger J. Wood	President and Chief Executive Officer (Principal Executive Officer)
/s/ William G. Quigley III William G. Quigley III	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Rodney R. Filcek Rodney R. Filcek	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Mark T. Gallogly* Mark T. Gallogly	Director
/s/ Virginia A. Kamsky* Virginia A. Kamsky	Director
/s/ Terrence J. Keating* Terrence J. Keating	Director
/s/ Brandt F. McKee* Brandt F. McKee	Director
/s/ Joseph C. Muscari* Joseph C. Muscari	Non-Executive Chairman and Director
/s/ Mark A. Schulz* Mark A. Schulz	Director
/s/ Steven B. Schwarzwaelder* Steven B. Schwarzwaelder	Director
/s/ Richard F. Wallman* Richard F. Wallman	Director
/s/ Keith E. Wandell* Keith E. Wandell	Director

*By: /s/ Marc S. Levin
Marc S. Levin, Attorney-in-Fact

EXHIBIT INDEX

All documents referenced below were filed by Dana Corporation or Dana Holding Corporation (as successor registrant) — file number 001-01063, unless otherwise indicated.

No.	Description
3.1	Restated Certificate of Incorporation of Dana Holding Corporation. Filed as Exhibit 3.1 to Registrant's Registration Statement on Form 8-A dated January 31, 2008, and incorporated herein by reference.
3.2	Bylaws of Dana Holding Corporation. Filed as Exhibit 3.2 to Registrant's Current Report on Form 8-K dated December 20, 2010, and incorporated herein by reference.
4.1	Registration Rights Agreement dated as of January 31, 2008, by and among the Company and Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.
4.2	Shareholders Agreement dated as of January 31, 2008, by and among the Company and Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P. Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.
4.3	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form 8-A dated January 31, 2008, and incorporated herein by reference.
4.4	Specimen Series A Preferred Stock Certificate. Filed as Exhibit 4.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
4.5	Specimen Series B Preferred Stock Certificate. Filed as Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
4.6	Indenture, dated as of January 28, 2011, between Dana and Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference.
4.7	First Supplemental Indenture, between Dana and Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.7 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference.
10.1**	Executive Employment Agreement dated April 18, 2011 by and between Roger Wood and Dana Holding Corporation. Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference.
10.2**	Letter to Mark E. Wallace dated July 26, 2011. Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference.
10.3**	Form of Proprietary Interest Protection and Non-Solicitation Agreement. Filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference.
10.4**	Dana Limited Supplemental Executive Retirement Plan. Filed with this Report.
10.5**	Supplemental Executive Retirement Plan for Jeffrey S. Bowen dated September 20, 2012. Filed with this Report.
10.6**	Dana Holding Corporation 2008 Omnibus Incentive Plan. Filed as Exhibit 10.10 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.
10.7**	Dana Holding Corporation 2012 Omnibus Incentive Plan. Filed as Exhibit 4.3 to Registrant's Form S-8 Registration Statement dated May 2, 2012, and incorporated herein by reference.
10.8**	Form of Indemnification Agreement. Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.

No.	Description
10.9**	Form of Option Right Agreement for Non-Employee Directors. Filed as Exhibit 10.22 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
10.10**	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors. Filed as Exhibit 10.23 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
10.11**	Form of Option Agreement under the Dana Holding Corporation 2008 Omnibus Incentive Plan. Filed as Exhibit 10.38 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
10.12**	Form of Restricted Stock Unit Agreement under the Dana Holding Corporation 2008 Omnibus Incentive Plan. Filed as Exhibit 10.39 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
10.13**	Form of Performance Share Agreement under the Dana Holding Corporation 2008 Omnibus Incentive Plan. Filed as Exhibit 10.40 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
10.14**	Form of Share Appreciation Rights Agreement under the Dana Holding Corporation 2008 Omnibus Incentive Plan. Filed as Exhibit 10.41 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
10.15**	Form of Option Agreement under the Dana Holding Corporation 2012 Omnibus Incentive Plan. Filed with this Report.
10.16**	Form of Restricted Stock Unit Agreement under the Dana Holding Corporation 2012 Omnibus Incentive Plan. Filed with this Report.
10.17**	Form of Performance Share Agreement under the Dana Holding Corporation 2012 Omnibus Incentive Plan. Filed with this Report.
10.18**	Form of Share Appreciation Rights Agreement under the Dana Holding Corporation 2012 Omnibus Incentive Plan. Filed with this Report.
10.19**	Dana Holding Corporation Executive Perquisite Plan. Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K dated April 18, 2008, and incorporated herein by reference.
10.20**	Dana Holding Corporation Executive Severance Plan. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated June 24, 2008, and incorporated herein by reference.
10.21	Amended and Restated Revolving Credit and Guaranty Agreement dated February 24, 2011, among Dana Holding Corporation, as borrower; the guarantor parties thereto; the banks, financial institutions and other institutional lenders party thereto, each as a lender; Citicorp USA, Inc., as administrative agent and collateral agent; Citigroup Global Markets, Inc. and Wells Fargo Capital Finance, LLC, as joint lead arrangers and joint bookrunners; Wells Fargo, as syndication agent; Bank of America, N.A. and Barclays Bank PLC, as documentation agents; and Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc, ING Capital LLC, UBS Securities LLC and UBS Loan Finance LLC, as senior managing agents. Filed as Exhibit 10.33 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference.
10.22	Revolving Facility Security Agreement, dated as of January 31, 2008, among Dana Holding Corporation, the guarantors party thereto and Citicorp USA, Inc., as collateral agent. Filed as Exhibit 10.8 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.
10.23	Intercreditor Agreement, dated as of January 31, 2008, among Dana Holding Corporation, Citicorp USA, Inc., as collateral and administrative agents under the Term Facility Credit and Guaranty Agreement and the Revolving Credit and Guaranty Agreement. Filed as Exhibit 10.9 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.

No.	Description
10.24	Credit Agreement dated March 8, 2011, among Dana Financial Services Ireland Limited, as the Borrower; Various Lenders, as the Lenders and ING Capital LLC, as a Lender and as Agent for the Lenders. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated March 11, 2011, and incorporated herein by reference.
21	List of Subsidiaries of Dana Holding Corporation. Filed with this Report.
23	Consent of PricewaterhouseCoopers LLP. Filed with this Report.
24	Power of Attorney. Filed with this Report.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer. Filed with this Report.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer. Filed with this Report.
32	Section 1350 Certification of Periodic Report (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002). Filed with this Report.
101	101.INS XBRL Instance Document*
	101.SCH XBRL Schema Document*
	101.CAL XBRL Calculation Linkbase Document*
	101.LAB XBRL Labels Linkbase Document*
	101.PRE XBRL Presentation Linkbase Document*
	101.DEF XBRL Definition Linkbase Document*

* Our XBRL (Extensible Business Reporting Language) information is furnished and not filed, is not part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934 and otherwise is not subject to liability under these sections.

** Management contract or compensatory plan required to be filed as part of an exhibit pursuant to Item 15(b) of Form 10-K.



[This page intentionally left blank.]

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Roger J. Wood, certify that:

1. I have reviewed this Annual Report on Form 10-K of Dana Holding Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/s/ Roger J. Wood

Roger J. Wood
President and Chief Executive Officer



[This page intentionally left blank.]

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Dana Holding Corporation (Dana) on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned officers of Dana certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dana as of the dates and for the periods expressed in the Report.

Date: February 21, 2013

/s/ Roger J. Wood

Roger J. Wood
President and Chief Executive Officer

/s/ William G. Quigley III

William G. Quigley III
Executive Vice President and Chief Financial Officer



[This page intentionally left blank.]

Investor Information

Corporate Offices

Dana Holding Corporation
3939 Technology Drive
Maumee, OH 43537-7000
USA
Telephone: (419) 887-3000
Fax: (419) 887-5200

Annual Meeting Information

The 2013 Annual Meeting of Shareholders will be held at the Westin Detroit Metropolitan Airport in Romulus, Michigan, on April 23, 2013.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
One SeaGate, Suite 1800
Toledo, OH 43604
USA

Form 10-K and Other Reports

Dana's Annual Report on Form 10-K and its Proxy Statement may be accessed online at www.dana.com/investors, or printed copies may be obtained without charge by writing:

Investor Relations
Dana Holding Corporation
P.O. Box 1000
Maumee, OH 43537-7000
USA

or by calling Dana's Investor Relations Department at (800) 537-8823.

Stock Listing


DAN
LISTED
NYSE

The New York Stock Exchange is the principle market for Dana common stock.

Ticker Symbol: DAN

Shareholder Services

Inquiries related to shareholder records; change of name, address, or ownership of stock; and lost or stolen stock certificates should be directed to the transfer agent and registrar:

Wells Fargo Shareowner Services
Telephone: (800) 468-9716

Written Requests:
Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
USA

Certified/Overnight Mail:
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
USA

Wells Fargo's stock transfer website:
www.shareowneronline.com

Investor Services

Go to www.dana.com/investors to find the latest investor relations information about Dana, including stock quotes, news releases, and financial data.

Requests for information may be directed to:

Investor Relations
Dana Holding Corporation
P.O. Box 1000
Maumee, OH 43537-7000
USA

or Dana's Investor Line at (800) 537-8823.

Through this 24-hour phone service, a caller may leave his or her name with a message, and the call will be returned by a Dana representative.


DANA

www.dana.com

DHC1201